Exhibit 99.85

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

among

FIRE & FLOWER HOLDINGS CORP.

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FIRE & FLOWER INC.

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FRIENDLY STRANGER HOLDINGS CORP.

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KEY VENDORS (AS DEFINED HEREIN)

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MATTHEW SHALHOUB

Dated as of November 1, 2020

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3.29	Insolvency	41
3.30	No Broker	41
3.31	Investment Canada Act and Competition Act	42
3.32	CASL	42
3.33	Product Liability	42
3.34	Advice of Counsel	42
3.35	Full Disclosure	42
3.36	Reliance	43
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE KEY VENDORS		43
4.1	Authority, Validity and Effect	43
4.2	No Conflicts; Required Consents	43
4.3	Ownership of the Key Vendors’ FS Shares	44
4.4	Legal Proceedings	44
4.5	Residency; Insolvency	44
4.6	FFHC Shares	44
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF FFHC AND FFI		44
5.1	Organization	45
5.2	Authorization	45
5.3	No Conflicts; Required Consents	45
5.4	Capitalization	45
5.5	Public Record	46
5.6	Certificates	46
5.7	Due Issuance	46
5.8	No Orders	46
5.9	No Broker	46
5.10	Full Disclosure	46
ARTICLE 6 COVENANTS		47
6.1	Interim Operations	47
6.2	Pre-Closing Transactions	49
6.3	Access to Information	51
6.4	Notice of Certain Events	51
6.5	Efforts	52
6.6	Exclusivity	52
6.7	Confidentiality	52
6.8	Expenses	53
6.9	Filings	53
6.10	Further Assurances	53
6.11	Tax Matters	54
6.12	Termination of Certain Arrangements	55
6.13	Insurance Policies	56
6.14	Reporting Issuer Status	56
6.15	Listing of the FFHC Shares	56
6.16	Retail Store Authorizations for Holdback Locations	56
6.17	Audited 2019 Financial Statements	56

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6.18	Audited Closing Financial Statements	57
6.19	Audited 2020 Financial Statements	57
6.20	Lease Negotiations	57
ARTICLE 7 CONDITIONS PRECEDENT		57
7.1	Conditions to the Obligations of the Parties	57
7.2	Conditions to the Obligations of the Key Vendors	58
7.3	Conditions to the Obligations of FFI	59
ARTICLE 8 TERMINATION		60
8.1	Grounds for Termination	60
8.2	Notice of Termination	60
8.3	Effect of Termination	61
ARTICLE 9 INDEMNIFICATION		61
9.1	Survival; Investigation	61
9.2	Indemnification in respect of the Company	61
9.3	Indemnification in respect of the Key Vendors	62
9.4	Indemnification by FFI	63
9.5	Limits on Indemnification	63
9.6	Calculation of Damages	64
9.7	Mitigation	65
9.8	Third Party Claims Procedure	65
9.9	Direct Claims Procedure	67
9.10	Set-Off	67
9.11	Treatment of Indemnification Payments	67
9.12	Insurance and Other Recoveries	68
9.13	One Recovery	68
9.14	No Contribution	68
9.15	Fraud and Other Remedies	68
9.16	Disputed Claims	69
9.17	Failed Deal Fee	69
ARTICLE 10 RELEASE		70
10.1	Release	70
10.2	Covenant not to Sue	70
10.3	Representations and Warranties regarding Claims	70
ARTICLE 11 GENERAL PROVISIONS		71
11.1	Arbitration	71
11.2	Notices	72
11.3	Counterparts	73
11.4	Amendments and Waivers	73
11.5	Severability	74
11.6	Assignment; Successors and Assigns	74
11.7	No Third Party Beneficiaries	74
11.8	Governing Law	74
11.9	Specific Performance	75
11.10	Interpretation; Absence of Presumption	75
11.11	Representative; Power of Attorney	75
11.12	Independent Legal Advice	77
11.13	Disclosure	77
11.14	Entire Agreement	77

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SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (the “Agreement”), dated as of November 1, 2020, is entered into by and among: (a) Fire & Flower Holdings Corp. (“FFHC”); (b) Fire & Flower Inc. (“FFI”); (c) Friendly Stranger Holdings Corp. (“FSHC”); (d) each of the Key Vendors (as defined herein); and (e) Matthew Shalhoub solely in his capacity as Representative (as defined herein).

WHEREAS the Initial Vendors collectively own beneficially and of record 6,282,190 FS Shares (representing all of the issued and outstanding shares of FSHC as of the date hereof), as set forth for each Initial Vendor on Annex 1 opposite each Person’s name;

AND WHEREAS following the date of this Agreement and prior to Closing, FSHC will issue additional FS Shares to certain Subsequent Vendors (as defined herein) in accordance with the terms set forth herein and certain Simplified Acquisition Agreements (as defined herein);

AND WHEREAS FFI wishes to purchase, and the Key Vendors wish to sell, all of the Purchased Shares (as defined herein) held by them, upon the terms and subject to the conditions set forth herein;

AND WHEREAS concurrent with the entering into by the Parties of this Agreement, FFI, FFHC, the Representative and FSHC are entering into Simplified Acquisition Agreements with each of the Subsequent Vendors pursuant to which FFI is agreeing to purchase, and each such Subsequent Vendor is agreeing to sell, all of the FS Shares now held or to be held by such Subsequent Vendor following completion of the Pre-Closing Transactions (as defined herein), upon the terms and subject to the conditions set forth therein;

AND WHEREAS it is intended that pursuant to the terms of this Agreement and the Simplified Acquisition Agreements, FFI will acquire, subject to the terms set out herein and therein, all of the issued and outstanding FS Shares;

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

For purposes of this Agreement, the following terms will have the following meanings:

“241 Queen Street Premises” means the Friendly Stranger Cannabis Culture Shop located at 241 Queen Street West, Toronto, ON M5V 1Z4.

“Accounts Receivable” means all trade and other receivables of the Company, determined on a gross basis in accordance with ASPE (or if and to extent contemplated in this Agreement, IFRS) consistently applied, excluding: (a) receivables owed by the Vendors or any of their respective Affiliates; and (b) receivables due or unpaid more than one hundred and twenty (120) days after the original invoice date.

“Acquisition Proposal” has the meaning specified in Section 6.6.

“Acquisition Rights” has the meaning specified in Section 3.5.2.

“Act” means the Cannabis Licence Act, 2018, S.O. 2018, c. 12, Sched. 2, together with the regulations promulgated thereunder, each as amended from time to time.

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“Action” means any claim, action, arbitration, mediation, audit, hearing, investigation, proceeding, litigation or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or mediator.

“Agreed Amount” has the meaning specified in Section 9.9.

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person, including: (a) in the case of FFHC after the Closing, the Company; and (b) in the case of a natural Person, any trust maintained for the benefit of such natural Person or such natural Person’s spouse or descendants (whether natural or adopted). For purposes of this Agreement, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) means the power to direct or cause the direction of the management and policies of a Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“AGCO” means the Alcohol and Gaming Commission of Ontario.

“Amended Returns” has the meaning specified in Section 6.1.

“Ancillary Agreements” means collectively, the Escrow Agreement, the Restrictive Covenant Agreements and the Simplified Acquisition Agreements executed and delivered in accordance with the terms of this Agreement.

“Applicable Laws” means, with respect to any Person, any law (statutory, common or otherwise), rule, regulation, ordinance, order, injunction, judgment, award, decree, permit or determination of (or agreement with) a Governmental Authority, in each case binding on that Person or any of its assets or properties, including any stock exchange requirements.

“April 2020 Debenture Indenture” means the debenture indenture dated April 28, 2020 between FFHC and Computershare Trust Company of Canada, as amended from time to time.

“Arbitrator” has the meaning specified in Section 11.1.1.1.

“ASPE” means Accounting Standards for Private Enterprises, as published in Part II of the CICA Handbook or any successor thereof.

“associate” has the meaning given to such term in the Securities Act (Ontario).

“Associated Persons” has the meaning specified in Section 6.7.1.

“ATB Credit Facilities” means the credit facilities made available to FFHC pursuant to a commitment letter dated April 21, 2020 between FFHC, as borrower and ATB Financial, as lender, as amended, modified, supplemented or restated from time to time.

“Audit Fees” means the aggregate cost incurred, paid or payable by the Company to the applicable accounting firm in connection with the preparation of the Audited 2019 Financial Statements, the Audited Closing Financial Statements and the Audited 2020 Financial Statements, as applicable.

“Audited 2019 Financial Statements” means has the meaning specified in Section 6.17.

“Audited Closing Financial Statements” has the meaning specified in Section 6.18.

“Audited 2020 Financial Statements” has the meaning specified in Section 6.19.

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“BAR” has the meaning specified in Section 6.1.2.

“Base Purchase Price” has the meaning specified in Section 2.2.1.

“Books and Records” has the meaning specified in Section 3.2.

“Broderick Payment” means the aggregate dollar amount owing to Broderick Capital Corp. pursuant to the consulting service agreement dated February 1, 2020 between FSHC and Broderick Capital Corp.

“Broderick Shares” means the FFHC Shares to be issued to Broderick Capital Corp. pursuant to Section 2.9.4 at Closing in satisfaction of the Broderick Payment.

“Business” means the business carried on by the Company as of the date of this Agreement and as of the Closing Date, being the operator of Cannabis Retail Stores.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in the Province of Ontario are authorized or required by Applicable Laws to be closed.

“Business Employees” means the employees of the Company as of the date of this Agreement or the Closing Date, as applicable.

“Cannabis” has the meaning ascribed thereto in the Act.

“Cannabis Act” means the Cannabis Act, S.C. 2018, c. 16, together with the regulations promulgated thereunder, each as amended from time to time.

“Cannabis Retail Store” has the meaning ascribed thereto in the Act.

“CASL” means an act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio Television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada) (S.C. 2010, c.23) and the regulations made under the foregoing and any other Applicable Laws governing spam or electronic communications, as applicable.

“CBCA” means the Canada Business Corporations Act.

“CEM” means a “commercial electronic message”, as such term is defined in CASL.

“Claim Notice” has the meaning specified in Section 9.8.1.

“Claimed Amount” has the meaning specified in Section 9.9.

“Closing” has the meaning specified in Section 2.4.

“Closing Adjustment” has the meaning specified in Section 2.3.1.2.

“Closing Date” has the meaning specified in Section 2.4.

“Closing Indebtedness” means any Indebtedness of the Company which exists at the Relevant Time.

“Closing Shares” has the meaning specified in Section 2.2.2.

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“Closing Statement” has the meaning specified in Section 2.3.2.1.

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as FFI and the Representative agree in writing that the Closing shall take place.

“Closing Working Capital” means: (a) the Current Assets of the Company, less (b) the Current Liabilities of the Company, determined as of the Relevant Time, in accordance with the form of sample calculation set forth on Annex 7 on a basis consistent with the Financial Statements and ASPE (or if and to extent contemplated in this Agreement, IFRS) consistently applied. For certainty, any items or amounts included in Closing Indebtedness shall not be included in the calculation or determination of Closing Working Capital.

“Commercial-Off-The-Shelf Software” means Software generally available to the public upon acceptance of the publisher’s, manufacturer’s, distributor’s or reseller’s standard Contract for the applicable Software.

“Company” means, collectively, FSHC, FSL and any New Subsidiaries which exist following the exercise of the Acquisition Rights by FSHC, FSL or any Affiliate thereof.

“Consideration Shares” has the meaning specified in Section 2.2.1.

“Consultation Period” has the meaning specified in Section 11.1.1.1.

“Contemplated Transactions” means the purchase and sale of the Purchased Shares as provided herein, including (a) Pre-Closing Transactions; (b) the entering into by the Subsequent Vendors of the Simplified Acquisition Agreements; and (c) the sale of all FS Shares held by the Vendors to FFI, and the issuance of the Consideration Shares to the Vendors, as contemplated in this Agreement and the Simplified Acquisition Agreements.

“Contract” means any contract, agreement, policy, lease, commitment, understanding or arrangement, whether written or oral to which a Party or any Affiliate thereof is a party, or is bound or affected by, or to which any of their respective properties or assets is subject.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other Applicable Law by any Governmental Authority in connection with or in response to COVID-19.

“CRTC” means the Canadian Radio-television and Telecommunications Commission.

“Current Assets” means consolidated cash, Inventory, prepaid expenses and deposits (including, for purposes of the Estimated Closing Working Capital, Closing Working Capital and Target Working Capital only, last month’s rent and other rent deposits, irrespective of whether such deposits are “current” assets) as at the Relevant Time, determined in accordance with the ASPE (or if and to extent contemplated in this Agreement, IFRS) consistently applied (except where otherwise provided in this definition or in the notes to Annex 7), but excludes (a) the portion of any prepaid expense of which FFI or its Affiliates will not receive the benefit following the Closing; (b) deferred Tax assets; and (c) Restricted Cash.

“Current Liabilities” means the consolidated trade and other payables, accrued Taxes, Taxes payable in respect of HST, and other accrued charges of the Company as at the Relevant Time, determined in accordance with ASPE (or if and to extent contemplated in this Agreement, IFRS) consistently applied, but excludes: (a) Taxes payable (other than in respect of HST); (b) accrued liabilities; (c) deferred Tax liabilities; (d) any deferred revenue; (e) Transaction Expenses; and (f) any payables by the Company to any of its directors, employees, officers or shareholders or any of their Affiliates, other than employer liabilities for employee benefits, wages, bonuses, commissions and other liabilities incurred in the Ordinary Course of Business, including accrued but unused and unpaid vacation and other paid-time-off amounts, determined in accordance with ASPE (or if and to extent contemplated in this Agreement, IFRS) consistently applied. For the avoidance of doubt, “Current Liabilities” shall not include any Indebtedness.

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“Damages” means any and all damages, losses, Liabilities, costs and expenses (including expenses of investigation and reasonable fees and expenses of counsel and other professionals retained in connection with any Action) paid or payable by an Indemnified Party.

“Debenture Holders” means the holders of Debentures, which as of the date of this Agreement, means the holders of Debentures set out in Annex 3 hereof.

“Debentures” means the 12% unsecured convertible debentures of FSHC set out in Annex 3 hereof, which as of the date of this Agreement are in the aggregate principal amount of $6,000,000.

“Deemed Share Price” has the meaning specified in Section 2.2.1.

“Disclosure Letters” means collectively FSHC’s Disclosure Letter and the Purchaser’s Disclosure Letter.

“Dispute” has the meaning specified in Section 11.1.1.

“Disputed Amounts” has the meaning specified in Section 2.3.2.5.

“Employee Benefit Plan” means every plan, fund, contract, program and arrangement (whether written or not) for the benefit of present or former directors, officers or employees of the Company or their beneficiaries, including those intended to provide: (a) medical, surgical, health care, hospitalization, dental, vision, supplemental workers’ compensation, life insurance, death, disability, severance, legal services, sickness or accident benefits; (b) pension, profit sharing, stock bonus, retirement or supplemental retirement benefits; or (c) salary continuation, unemployment, supplemental unemployment, supplemental severance, supplemental termination pay, change-in-control, supplemental vacation or holiday benefits, (w) that is maintained or contributed to by the Company; (x) that the Company has committed to implement, establish, adopt or contribute to in the future; (y) for which the Company or is or may be financially liable as a result of the direct sponsor’s affiliation with the Company’s shareholders (whether or not such affiliation exists at the date of this Agreement and notwithstanding that such employee benefit plan is not maintained by the Company for the benefit of its employees or former employees); or (z) for or with respect to which the Company is or may become liable under any common law successor doctrine, express successor liability provisions of Applicable Laws, provisions of a collective bargaining agreement or agreement with a predecessor employer; provided, however, that “Employee Benefit Plan” does not include: (i) any arrangement that has been terminated and completely wound up prior to the date of this Agreement and for which the Company does not have any present or potential liability; (ii) the Canada Pension Plan and Regulations, the Employment Insurance Act and Regulations (Canada), any provincial health plan for employees and any workers’ compensation insurance plan provided pursuant to Applicable Laws; or (iii) any employee plan, program or arrangement established by Applicable Laws.

“Enforceability Limitations” means limitations on enforcement and other remedies by or arising under or in connection with applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Laws affecting creditors’ rights generally or general principles of equity.

“Environmental Law” means any Applicable Laws relating to environmental contamination, exposure to Hazardous Materials, the protection of the environment or the protection of human health and safety as it relates to the environment, but in each case, excluding any Applicable Laws relating to product liability.

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“Escrow Agent” means Computershare Investor Services Inc. or such other Person as may be determined by FFI and the Representative, each acting reasonably.

“Escrow Agreement” means the escrow agreement to be entered into as of the Closing Date among FFHC, FFI, the Representative (on behalf of the Vendors) and the Escrow Agent in form and substance agreed to by FFI and the Representative, each acting reasonably.

“Escrow Shares” means, collectively, the Holdback Shares and the Indemnity Shares, and excluding for certainty the Closing Shares.

“Escrow Term” means the period of time from the Effective Time until such time that no Escrow Shares are held in escrow or the Escrow Agreement is terminated in accordance with its terms.

“Estimated Closing Indebtedness” has the meaning specified in Section 2.3.1.1.

“Estimated Closing Statement” has the meaning specified in Section 2.3.1.1.

“Estimated Closing Working Capital” has the meaning specified in Section 2.3.1.1.

“ETA” means the Excise Tax Act (Canada), as amended, supplemented or restated from time to time.

“Excluded Taxes” means: (a) Taxes imposed on or payable by the Company, or for which the Company otherwise may be liable, that relate to a Pre-Closing Period or any Pre-Closing Transactions; (b) Taxes resulting from any breach of or inaccuracy in any representation or warranty contained in Section 3.20; and (c) Taxes for any Pre-Closing Period or to any Pre-Closing Transactions resulting from any re-assessment or Tax Contest by any Governmental Authority relating to any federal or provincial Tax credits, deductions and/or refunds claimed or received by the Company, irrespective of whether FFHC or the Company elects to appeal, object to or contest the imposition of any such Taxes (provided, however, that if FFHC or the Company successfully appeals the imposition of all or a portion of such Taxes, any amounts paid by the Vendors to FFHC in respect of any such successfully appealed Taxes, will be repaid by FFHC to the Vendors).

“Failed Deal Fee” has the meaning specified in Section 9.17.

“FFHC Public Disclosure Record” means all information, reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) filed by FFHC with any securities regulatory authority since February 13, 2019 that are available to the public on SEDAR.

“FFHC Shares” means the common shares of FFHC.

“FFI Approvals” means the written consents of each of ATB Financial and Computershare Trust Company of Canada required for FFHC (or an Affiliate) to complete the purchase of the Purchased Shares pursuant to the ATB Credit Facilities and the April 2020 Debenture Indenture, respectively.

“FFI Indemnified Parties” means: (a) FFI and FFHC; (b) each Affiliate of FFI and FFHC (including, following the Closing Time, the Company); (c) each of the respective directors, officers, employees and agents of any of the foregoing; and (d) each of the respective heirs, executors, successors and permitted assigns of the Persons referenced in paragraphs (a), (b) and (c) hereof.

“Financial Statements” means, (a) as of the date of this Agreement: (i) the consolidated unaudited annual financial statements of FSHC as and for the year ended December 31, 2019; and (ii) the consolidated unaudited interim financial statements of FSHC for the six (6) month period ended June 30, 2020; and (b) as of the Closing Date, the Audited 2019 Financial Statements.

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“Foreign Subject Entity” means any Person engaging in activities related to the cultivation, distribution, possession, marketing or sale of Cannabis in any country other than Canada.

“Fraud Claim” means any claim against any one or more of the Parties resulting from, in respect of, connected with, arising out of, under, or pursuant to actual fraud or fraudulent misrepresentation by such Person or Persons.

“FS Shares” means the Class A common shares of FSHC.

“FSHC’s Disclosure Letter” means the disclosure letter of FSHC and the Key Vendors, dated as of the date of this Agreement, delivered by the Key Vendors and FSHC to FFI and FFHC prior to the execution and delivery of this Agreement. FSHC’s Disclosure Letter will be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Article 3 and Article 4. The Parties agree that an item disclosed in one section or subsection of the FSHC’s Disclosure Letter will apply only with respect to the indicated section or subsection, except to the extent that it is reasonably apparent on the face of the disclosure that such disclosure is also applicable to another section or subsection of the FSHC’s Disclosure Letter.

“FSL” means Friendly Stranger Limited, a corporation duly incorporated under the laws of Ontario and a wholly owned subsidiary of FSHC.

“Fundamental Representations” has the meaning specified in Section 9.1.1.

“Governmental Authority” means any foreign, federal, state, provincial, federal, local or other government, regulatory or administrative authority, agency or commission, or any court, tribunal or judicial or arbitral body with competent jurisdiction, including the TSX and the AGCO.

“Green Acre Entities” means, collectively, Green Acre Capital Fund II (Canada) LP, Green Acre Capital Fund II (Listed) LP and Green Acre Capital Fund II (Non-Resident) LP.

“Hazardous Material” means: (a) any solid, liquid, gaseous or radioactive substance which, when it enters a premise, exists in the premise or is present in the water supplied to the premise, or released into the environment from the premise that is likely to cause material harm or degradation to any property or the environment or to any Person; (b) any pollutants, contaminants, hazardous waste or other noxious substances; and (c) any substance declared at any time by any Governmental Authority to be hazardous under any Environmental Law.

“Holdback Location Allotment” means the dollar amount attributed to each Holdback Location as shown on Annex 6.

“Holdback Locations” means the Leased Premises set out in Annex 6.

“Holdback Shares” has the meaning specified in Section 2.7.1.

“HST” means any and all Taxes payable under Part IX of the ETA or under any provincial or territorial legislation similar to Part IX of the ETA.

“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board.

“Indemnified Party” means a FFI Indemnified Party or a Vendor Indemnified Party, as the case may be.

“Indemnifying Party” means a party that is required to indemnify any Indemnified Party pursuant to Article 9.

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“Indemnity Claim Share” means, in respect of each Key Vendor, the quotient, expressed as a percentage, which is obtained when the number of FS Shares owned by the applicable Key Vendor is divided by the aggregate number of FS Shares held by all of the Key Vendors.

“Indemnity Escrow Release Date” has the meaning specified in Section 9.10.2.

“Indemnity Shares” means such aggregate number of FFHC Shares to be registered to the Key Vendors as is equal to $3,000,000 divided by the Deemed Share Price, which FFHC Shares shall be held in escrow by the Escrow Agent, subject to and in accordance with the terms of this Agreement and the Escrow Agreement.

“Indebtedness” means, without duplication, any of the following indebtedness of the Company: (a) indebtedness or guarantees for borrowed money, including all indebtedness of others guaranteed by the Company; (b) all Liabilities evidenced by bonds, debentures, notes, or other similar instruments or debt securities (including any debentures or notes that are convertible into any equity interests in the Company); (c) any obligation to pay the deferred purchase price for property or services; (d) all Liabilities arising from cash or book overdrafts; (e) all Liabilities with respect to credit cards that are thirty (30) days or more past due; (f) all Liabilities under capitalized leases; (g) all Liabilities under conditional sale or other title retention agreements; (h) all Liabilities related to deferred revenue (including long-term deferred revenue) or for customer rebates, advances, prepayments, and deposits; (i) all Liabilities with respect to vendor advances or any other advances made to the Company; (j) any deferred purchase price Liabilities related to past acquisitions; (k) all Liabilities of the Company in respect of any bonuses, commissions, or other discretionary payments, including any pro rata amounts earned, accrued, or unpaid for the current fiscal year, and any Taxes imposed with respect to any such payments to Business Employees of the Company; (l) any obligations under severance agreements, stay bonuses, deferred compensation payments (including any referral commissions payable), incentive bonuses and equity incentive programs (relating to the sale of the Company), termination and change of control arrangements and similar obligations that are owed to any Person that will be triggered, in part or in whole, either automatically or with the passage of time, by the completion of the Contemplated Transactions (including any amounts payable to offset any excise Taxes imposed thereon and any related income Taxes), and any Taxes imposed with respect to any such payments to Business Employees of the Company; (m) all accrued interest, fees and other expenses owed with respect to the indebtedness referred to herein, including prepayment penalties, termination fees, reimbursements, indemnities, letters of credit and bankers’ acceptances and consent fees, “breakage” costs, “break fees” or similar payments or contractual charges incurred by the Company or the Vendors in connection with the Contemplated Transactions, which would be payable if such indebtedness were paid in full as of the Closing Date; (n) all unpaid legal and other advisory fees and expenses incurred in connection with any prior potential sale or other transaction (but specifically excluding the Transaction Expenses); (o) all unpaid Taxes attributable to any Pre-Closing Periods of the Company, whether or not such Taxes have been reported or assessed; and (p) the Vendors’ Portion of Transaction Expenses; but excluding for certainty, any intercompany indebtedness owing by and among FSHC and its Affiliates.

“Independent Accountant” means an impartial nationally recognized firm of independent certified public accountants as mutually agreed by FFI and the Representative.

“Information Privacy and Security Laws” means all Applicable Laws governing collection, accessing, processing, using, disclosing, electronically transmitting, securing, sharing, transferring and storing Personal Information in any jurisdiction in which the Business is principally conducted as of the date hereof.

“Initial Vendor” means each of the Persons listed on Annex 1 attached hereto.

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“Intellectual Property” means, collectively, all intellectual property assets, including any and all of the following: (a) inventions, discoveries, improvements, innovations, designs, manufacturing and production processes or techniques, formulae, algorithms, business and technical information and know- how, databases and data structures including information contained therein, data collections and other confidential and proprietary information and all rights therein, (b) patents and applications therefor, and patents issuing thereon, including continuations, divisionals, continuations-in-part, reissues, reexaminations, renewals and extensions, and the right to file other or further applications and claim priority thereto; (c) trademarks, service marks, certification marks, trade names, service names, brand names, logos, design rights, trade dress, and other similar designations of source, sponsorship, association, certification or origin, together with the goodwill connected with the use of and symbolized by, and all applications, registrations and renewals thereof; (d) copyrights and registrations and applications therefor, works of authorship, expressions, industrial designs, mask works, designs and design applications and registrations, whether or not copyrightable; (e) domain names, web addresses, web pages, uniform resource locators and social media accounts or handles, including related content, applications and registrations thereof; (f) telephone numbers; (g) Trade Secrets; (h) Software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases, and other related specifications and documentation; (i) plant breeders rights and any applications or registrations therefor; (j) the right to file applications and obtain registrations for any of the foregoing, as applicable; and (k) any and all proprietary or intellectual property rights existing in any jurisdiction, whether registered, unregistered, statutory, or at common law (including moral rights and rights to waivers thereof).

“Inventory” means all inventories of cannabis, cannabis accessories and ancillary products related to the sale of cannabis of the Company, wherever located, determined on a gross basis in accordance with ASPE (or if and to extent contemplated in this Agreement, IFRS) consistently applied, but excluding for certainty, any cannabis or cannabis accessories that do not comply with the Cannabis Act, including because any cannabis accessories that impart a characterizing flavor to cannabis, could be appealing to young persons, or depict a person, character or animal, whether real or fictional. For purposes of this definition, the terms “cannabis” and “cannabis accessories” shall have the meanings specified in the Cannabis Act.

“Key Vendors” means, collectively, the Green Acre Entities, DGC Investments Inc. (formerly Kitchener Investment Corp.) and Mark Vasey.

“Knowledge of the Vendors” means the actual knowledge of Matthew Shalhoub, Mark Vasey and James Jesty, respectively, in each case after reasonable internal and, as applicable, external, inquiry consistent with such individual’s relationship or position with the Company, so that, as a result of such inquiry, such individual is able to express an informed understanding as to the particular matters represented.

“Landlord Consents” has the meaning specified in Section 2.8.10.

“Leased Premises” means all real property leased by the Company (whether by way of lease, sublease, offer to lease, agreement to lease or assumption of lease) set out in Section 3.16 of FSHC’s Disclosure Letter.

“Liability” means any liability, debt, obligation or commitment of any nature whatsoever (whether direct or indirect, known or unknown, accrued or unaccrued, absolute or contingent, or matured or unmatured), including any arising under any Applicable Laws, Licence, Action or Contract.

“Liability Cap” has the meaning specified in Section 9.5.2.1.

“Licence” means any licence, permit, consent, approval, certification or other authorization of any Governmental Authority, including, but not limited to a Retail Operator Licence and a Retail Store Authorization.

“Licence Acquisition Agreements” means the Contracts entered into by certain Persons and the Company (and/or its Affiliate) which provide for Acquisition Rights held by the Company, as amended, as set forth on Annex 4 hereof.

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“Licensee Shareholders” means those Persons set forth on Annex 4 hereof that will acquire FS Shares upon the Company’s exercise of Acquisition Rights in accordance with the terms hereof.

“Lien” means any encumbrance or restriction of any kind or nature whatsoever and howsoever arising (whether registered or unregistered) and includes a security interest, mortgage, easement, adverse ownership interest, defect on title, condition, right of first refusal, right of first offer, right-of-way, encroachment, building or use restriction, conditional sale agreement, hypothec, pledge, deposit by way of security, hypothecation, assignment, charge, security under sections 426 or 427 of the Bank Act (Canada), trust or deemed trust, voting trust or pooling agreement with respect to securities, any adverse claim, grant of any exclusive licence or sole licence, or any other right, option or claim of others of any kind whatsoever, and includes any agreement to give any of the foregoing in the future, and any subsequent sale or other title retention agreement or lease in the nature thereof, affecting the Company, any of the securities of the Company or the assets of the Company.

“Locked-Up Shares” has the meaning specified in Section 2.2.2.

“Market Price” means the ten (10) day VWAP of the FFHC Shares at the applicable time.

“Material Adverse Effect” means any change, event, development, occurrence, state of facts, condition or effect (each, an “Effect”) that is, or would reasonably be expected to be, individually or in the aggregate with all other Effects, materially adverse to the Business or the financial condition or results of operations of the Business taken as a whole; provided, however, that, except as expressly set forth herein, (i) none of the following, and no Effect resulting from or arising out of the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred: (a) acts of war (whether or not declared), hostilities, military actions or acts of terrorism; (b) acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, pandemics, floods or other natural disasters); (c) the failure on the part of the Company or the Key Vendors to take any commercially reasonable action as a result of the restrictions set forth in Section 6.1.1 if FSHC or the Key Vendors in good faith, and with commercially reasonable intent, requested in writing that FFI consent to such action and FFI unreasonably withheld or delayed its consent to such requested action; (d) global, national or regional political conditions or general economic, business, regulatory, political or market conditions or conditions in global financial or capital markets; (e) conditions affecting the industries or specific markets in which the Company operates; (f) any changes in Applicable Laws or accounting rules or principles; or (g) the public announcement, pendency or completion of the transactions contemplated by this Agreement; and (ii) any Effect referred to in clauses (i)(a),(b),(d),(e) or (f) shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such Effect has a disproportionate effect on the Company compared to other participants in the industry in which the Company conducts its business.

“Material Contracts” has the meaning specified in Section 3.11.1.

“Materiality Qualifier” means a qualification to a representation or warranty by use of the word “material”, “materially” or “materiality” or by a reference regarding the occurrence or non-occurrence or possible occurrence or non-occurrence of a Material Adverse Effect or a “materially adverse effect”.

“Misrepresentation” means an untrue statement of a material fact, an omission to state a material fact required to be stated or an omission to state a material fact that is necessary to make a statement not misleading in light of the circumstances in which it was made.

“New Subsidiary” means any Person that becomes an Affiliate of FSHC following the exercise by the Company of any Acquisition Rights.

“NI 51-102” has the meaning specified in Section 11.13.

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“Non-Disclosure Agreement” means the confidentiality agreement between the Company and FFHC dated August 21, 2020.

“Notice” has the meaning specified in Section 11.2.

“Operating Stores” means the Cannabis Retail Stores operated by the Company at each of the following Leased Premises: (a) 501 Church Toronto, Ontario; (b) 1135 Richmond London, Ontario; (c) 1025 & 1059 Plains Road Burlington, Ontario; (d) 79 Dunlop St Barrie, Ontario; (e) 206 Augusta Ave Toronto, Ontario; (f) 291 George St N Peterborough, Ontario; (g) 69 Mississauga St E Orillia, Ontario; (h) 283 Danforth Avenue, Toronto, Ontario; (i) 237 Queen St W Toronto, Ontario; (j) 19 Bond St E Oshawa, Ontario; and (k) 204 Ritson Rd., Oshawa, Ontario.

“Option Agreements” means the Contracts entered into by each Option Holder and the Company in connection with the issuance of Options by the Company to such Option Holders, as may be amended, as set out in Annex 2 hereof.

“Option Holders” means the holders of Options, which as of the date of this Agreement, means the holders of Options set out in Annex 2 hereof.

“Options” means the options to purchase FS Shares as set out in Annex 2 hereof, of which as of the date of this Agreement, such options entitle the holders thereof to acquire an aggregate of 366,002 FS Shares.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency) of the Person in question.

“Organizational Documents” means: (a) the articles or certificate of incorporation or continuation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) the limited liability company agreement and articles or certificate of formation of a limited liability company; (e) any charter, indenture or similar document adopted or filed in connection with the creation, formation or organization of a Person; and (f) any amendment to any of the foregoing.

“Outside Date” has the meaning specified in Section 8.1.6.

“Owned Intellectual Property” means all Intellectual Property owned by the Company.

“Owned Registered Intellectual Property” means all Registered Intellectual Property owned by the Company.

“Party” means a party to this Agreement, and “Parties” means all of the parties to this Agreement.

“Permitted Liens” means: (a) statutory Liens for current Taxes that are not yet due and payable as of the Closing Date or are being contested in good faith by appropriate proceedings; (b) Liens imposed by Applicable Laws, such as materialmen’s, mechanic’s, workmen’s, carrier’s and repairmen’s Liens, that arise or are incurred in the Ordinary Course of Business to secure amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings, and do not in the aggregate exceed $50,000; (c) other Liens that arise or are incurred in the Ordinary Course of Business (other than in connection with any Indebtedness), are not material in amount and do not adversely affect the title of, materially detract from the value of or materially interfere with any present use of, the assets or properties affected by such Lien; and (d) the security interest granted by FSHC in favour of Green Acre Capital Fund II (Canada) LP and Green Acre Capital Fund II (Non-Resident) LP pursuant to the Secured Promissory Note.

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“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority, and pronouns have a similarly extended meaning.

“Personal Information” means any information in the possession or under the control of the Company about an identifiable individual, but does not include the name, title or business address or telephone number of an employee of the Company or any other information that is on the public record.

“Post-Closing Adjustment” has the meaning specified in Section 2.3.2.6.

“Pre-Closing Transactions” has the meaning specified in Section 6.2.

“Pre-Closing Period” means any taxable period ending on or before the Closing Date and the portion of the Straddle Period ending on and including the Closing Date.

“Pre-Closing Returns” has the meaning specified in Section 6.11.2.

“Proportionate Share” means, in respect of each Vendor, the quotient, expressed as a percentage, which is obtained when the number of FS Shares owned by the applicable Vendor is divided by the aggregate number of FS Shares held by all of the Vendors. For certainty, the Proportionate Share of each Vendor as at Closing will be set out in the certificate of the Representative confirming the Purchase Price Allocation to be delivered to FFI pursuant to Section 2.8.4.

“Purchase Price” has the meaning specified in Section 2.2.

“Purchase Price Allocation” has the meaning specified in Section 2.3.1.1,

“Purchased Shares” means all of the issued and outstanding FS Shares at the time immediately prior to Closing, including for certainty the FS Shares issued to (a) the Option Holders upon the exercise of their Options; (b) the Debenture Holders upon the conversion of the principal amount owing under the Debentures, together with any accrued and unpaid interest thereon; and (c) the Licensee Shareholders upon the exercise of the Acquisition Rights by the Company, all in accordance with the terms hereof.

“Purchaser’s Disclosure Letter” means the disclosure letter of the Purchaser, dated as of the date of this Agreement, delivered by FFI and FFHC to the Key Vendors and FSHC prior to the execution and delivery of this Agreement. The Purchaser’s Disclosure Letter will be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Article 5. The Parties agree that an item disclosed in one section or subsection of the Purchaser’s Disclosure Letter will apply only with respect to the indicated section or subsection, except to the extent that it is reasonably apparent on the face of the disclosure that such disclosure is also applicable to another section or subsection of the Purchaser’s Disclosure Letter.

“Purchaser’s Portion of Transaction Expenses” means the aggregate of (i) one-half (1/2) of the Audit Fees, and (ii) the aggregate of any other Transaction Expenses (other than the Broderick Payment) incurred, paid or payable by the Company up to a maximum amount equal to $200,000 plus applicable Taxes.

“Registration Direction” has the meaning specified in Section 2.8.5

“Registered Intellectual Property” means Intellectual Property that is the subject of an application, certificate, filing or registration issued, filed with, or recorded by a Governmental Authority.

“Released Person” has the meaning specified in Section 10.1.

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“Relevant Time” means the last moment of time on the day that is immediately prior to the Closing Date.

“Remedial Action” means any action required by any Governmental Authority or Environmental Law to clean up, remove, treat or in any other way address any Hazardous Materials.

“Representative” means the representative of the Key Vendors and, pursuant to the Simplified Acquisition Agreements, the Subsequent Vendors, being Matthew Shalhoub, or such other Person as may be appointed as the Representative in his stead pursuant to Section 11.11.5.

“Required Licence” has the meaning specified in Section 3.14.1.

“Resolution Period” has the meaning specified in Section 2.3.2.3.

“Restricted Cash” means, collectively, all cash and cash equivalents that are not beneficially owned by the Company.

“Restrictive Covenant Agreements” means the restrictive covenant agreements to be entered into at or prior to Closing by FFI and the Company, on the one hand, and each of 111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111, on the other hand, in such form as shall be mutually agreed to between the respective parties thereto, each acting reasonably and in good faith.

“Retail Operator Licence” has the meaning ascribed thereto in the Act.

“Retail Store Authorization” has the meaning ascribed thereto in the Act.

“Review Period” has the meaning specified in Section 2.3.2.2.

“RSA Application” has the meaning specified in Section 3.14.2.

“Secured Promissory Note” means the promissory note dated January 21, 2020, as amended April 15, 2020, issued by FSHC, as borrower, in favour of Green Acre Capital Fund II (Canada) LP and Green Acre Capital Fund II (Non-Resident) LP as lenders.

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101, System for Electronic Document Analysis and Retrieval and available for public view at www.sedar.com.

“Service Provider” has the meaning specified in Section 3.19.2.

“Shareholders Agreement” means the unanimous shareholders agreement dated October 4, 2018 between FSHC and certain shareholders of FSHC.

“Shipping Costs” has the meaning specified in Section 2.3.2.4.

“Simplified Acquisition Agreements” means the simplified acquisition agreements to be entered into concurrent with this Agreement by FFHC, FFI, FHSC, the Representative and each Subsequent Vendor in such form as agreed to by the parties thereto.

“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

“Solicit” means any direct or indirect communication of any kind whatsoever that invites, advises, encourages or requests any Person, in any manner, to take or refrain from taking any action.

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“Statement of Objections” has the meaning specified in Section 2.3.2.3.

“Straddle Period” means any taxable year or period beginning on or before the Closing Date and ending after the Closing Date.

“Subsequent Vendor Holdco” means each of 111111111111111111111111111111111111111111111111111111111111111

1111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111

1111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111

11111111111111.

“Subsequent Vendors” means, collectively, (a) the Option Holders who will receive FS Shares upon the exercise of their Options; (b) the Debenture Holders who will receive FS Shares upon the conversion of their principal amount of Debentures and accrued and unpaid interest thereon; (c) the Licensee Shareholders who will receive FS Shares upon the exercise of the Acquisition Rights by the Company; all in accordance with the Pre-Closing Transactions; and (d) the Initial Vendors who are not otherwise a Key Vendor and a party to this Agreement.

“Target Assumed Debt” means the aggregate amount owing under: (a) the $3,000,000 principal amount (plus any accrued and unpaid interest thereon) owing from the Company to Green Acre Capital and related entities pursuant to the Secured Promissory Note; and (b) the $2,000,000 principal amount owing from the Company to FFHC pursuant to the loan agreement dated the date hereof between FFHC, as lender, FSHC, as borrower, and FSL, as guarantor.

“Target Working Capital” has the meaning specified in Section 2.3.1.2.1.

“Tax” (including, with correlative meaning, the terms “Taxes” and “Taxable”) includes: (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, unclaimed property, escheat, health, employee health, employer health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in paragraph (a) above or this paragraph (b); (c) any liability for the payment of any amounts of the type described in paragraphs (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in paragraphs (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any Party.

“Tax Act” means the Income Tax Act (Canada).

“Tax Contest” means any audit, investigation, request for information, claim, challenge, dispute or controversy relating to Taxes.

“Tax Returns” means all returns, reports and other information or documents of any nature (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed, or proposed to be amended and re-filed, with any Governmental Authority relating to Taxes.

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“Term Sheet” means the term sheet dated October 1, 2020 between FFHC and FSHC.

“Terminating Leases” means leases to be terminated between the Company and the applicable landlord with respect to each of the Terminating Premises.

“Terminating Premises’ mean the Leased Premises of the Company set out in Annex 5.

“Termination Date” has the meaning specified in Section 6.1.

“Third Party Claim” has the meaning specified in Section 9.8.1.

“Trademark Application” means trademark application numbered 111111111111111111111111111111111111111111111 1111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111

“Trade Secrets” means information and know-how: (a) not generally known to the public; (b) that has economic value because such information and know-how is not generally known; and (c) has been kept confidential as a result of efforts to prevent the information and know-how from becoming generally known.

“Transaction Expenses” means the aggregate of all costs and expenses incurred, paid or payable by the Company in connection with the Contemplated Transactions (excluding any such costs incurred personally by a Vendor), including the Audit Fees and all investment banking, legal, other accounting and advisory fees incurred, paid or payable in respect of the transactions contemplated by this Agreement.

“TSX” means the Toronto Stock Exchange.

“TSX Approval” means the approval of the TSX to the issuance of the Consideration Shares to the Vendors.

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Person” means a “U.S. person” as defined in Rule 902(k) of Regulation S under the U.S. Securities Act.

“U.S. Securities Act” means the United States Securities Act of 1933.

“Vendor Indemnified Parties” means, collectively: (a) the Key Vendors; (b) each Affiliate of such Key Vendor (including, prior to Closing only, the Company); (c) each of the respective directors, officers, employees and agents of any of the foregoing (including, prior to Closing only, each of the respective directors, officers, employees and agents of the Company); and (d) each of the respective heirs, executors, successors and permitted assigns of the Persons referenced in parts (a), (b) and (c) hereof.

“Vendors” means, collectively, the Initial Vendors and the Subsequent Vendors.

“Vendors’ Portion of Transaction Expenses” means the aggregate of (i) one-half (1/2) of the Audit Fees, and (ii) any other Transaction Expenses incurred, paid or payable by the Company in excess of $200,000, including for certainty, any Transaction Expenses paid by the Company prior to Closing. “VWAP” means the volume weighted average trading price of the FFHC Shares on the TSX.

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Section 1.2 Annexes.

The following Annexes form an integral part of this Agreement:

ANNEXES

Annex 1	Initial Vendors

Annex 2	Options and Option Holders

Annex 3	Debentures and Debenture Holders

Annex 4	Acquisition Rights and Licensee Shareholders

Annex 5	Terminating Premises

Annex 6	Holdback Locations

Annex 7	Form of Working Capital Calculation

Annex 8	Additional Representations and Warranties of FFI and FFHC

ARTICLE 2

PURCHASE AND SALE

2.1 Purchase and Sale.

Subject to the terms and conditions set forth herein and the applicable Simplified Acquisition Agreements, at the Closing, each Vendor shall sell to FFI, and FFI shall purchase from the Vendors, all of the Purchased Shares, free and clear of all Liens, for the consideration specified in Section 2.2.

2.2 Purchase Price.

2.2.1 Subject to Section 2.2.3, the aggregate purchase price for the Purchased Shares (the “Purchase Price”) shall be $25,000,000 (the “Base Purchase Price”), subject to adjustment under Section 2.3, and shall be payable by the issuance of such number of FFHC Shares (the “Consideration Shares”) as is equal to the result of the equation A / B, where:

A = the Purchase Price; and

B = the 10-day VWAP of the FFHC Shares on the TSX on the date of this Agreement (which, for certainty, shall exclude the date of this Agreement) and in the event the 10-day VWAP of the FFHC Shares on the date of this Agreement is less than the maximum allowable discount on the TSX, then “B” shall equal the maximum discounted price allowable by the TSX (the “Deemed Share Price”).

Any and all transfers of the Consideration Shares shall be subject to compliance with any policies, procedures and restrictions of the TSX in effect as of the Closing Date or such other date(s) on which Consideration Shares may be released to the Vendors pursuant to the terms hereof.

2.2.2 In addition to any restrictions on transfer contemplated by Applicable Law and the rules of the TSX: (a) the Consideration Shares to be issued to the Vendors at Closing (collectively, the “Closing Shares”); (b) the Holdback Shares; and (c) the Consideration Shares to be issued in connection with a positive Post-Closing Adjustment pursuant to Section 2.3.2.7.1 (but excluding, for certainty, the Indemnity Shares) shall be subject to the following restrictions:

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2.2.2.1 one-third (1/3) of such Consideration Shares shall be restricted from transfer until the date that is three (3) months from the Closing Date; and

2.2.2.2 an additional one-third (1/3) of the Consideration Shares shall be restricted from transfer until the date that is six (6) months from the Closing Date,

(collectively, the “Locked-Up Shares”).

The Locked-Up Shares may have affixed to the certificate or instrument evidencing such Locked-Up Shares a legend evidencing the restrictions on transfer contemplated by this Section 2.2.2.

2.2.3 No fractional Consideration Shares shall be issued by FFHC. The number of Consideration Shares to be received by a Vendor will be: (a) rounded up to the nearest whole Consideration Share, in the event that the Vendor is entitled to receive a fractional share representing 0.5 or more of a Consideration Share; or (b) rounded down to the nearest whole Consideration Share, in the event that the Vendor is entitled to receive a fractional share representing less than 0.5 of a Consideration Share.

2.3 Purchase Price Adjustment.

2.3.1 Closing Adjustment.

2.3.1.1 At least five (5) Business Days before the Closing, the Representative shall prepare and deliver to FFI (a) a written statement (“Estimated Closing Statement”) setting forth its good faith estimates of Closing Working Capital (the “Estimated Closing Working Capital”) and Closing Indebtedness (“Estimated Closing Indebtedness”), which statement shall also set out an estimated balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein) and that the Estimated Closing Statement was prepared in accordance with ASPE (or if and to extent contemplated in this Agreement, IFRS) applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited 2019 Financial Statements as if such Estimated Closing Statement was being prepared and audited as of a financial year end; (b) a final allocation of the Purchase Price among the Vendors as at Closing, including each Vendor’s Proportionate Share and the final determination of the deemed value of each FS Share as at Closing for purposes of such allocation (the “Purchase Price Allocation”); and (c) confirmation of the Broderick Payment and the number of Broderick Shares.

2.3.1.2 The Base Purchase Price will be adjusted (the “Closing Adjustment”) as follows:

2.3.1.2.1 The Base Purchase Price will be increased, dollar for dollar, by the amount by which the Estimated Closing Working Capital exceeds 11111111111111111 (the “Target Working Capital”);

2.3.1.2.2 The Base Purchase Price will be decreased, dollar for dollar, by the amount by which the Estimated Closing Working Capital is less than the Target Working Capital;

2.3.1.2.3 The Base Purchase Price will be decreased, dollar for dollar, by the amount by which Estimated Closing Indebtedness exceeds the Target Assumed Debt;

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2.3.1.2.4 The Base Purchase Price will be increased, dollar for dollar, by the amount by which the Estimated Closing Indebtedness is less than the Target Assumed Debt; and

2.3.1.2.5 The Base Purchase Price will be decreased, dollar for dollar, by the amount equal to the Broderick Payment.

2.3.2 Post-Closing Adjustment.

2.3.2.1 Within seventy-five (75) days after the Closing Date, FFI shall prepare and deliver to the Representative (a) a written statement (the “Closing Statement”) setting forth its calculations of Closing Working Capital, Closing Indebtedness and the Post- Closing Adjustment based thereon, which statement shall contain a balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein) and which will be substantially in the form of Annex 7; and (b) a certificate of the a senior officer of FFI confirming that the Closing Statement was prepared in accordance with ASPE (or if and to extent contemplated in this Agreement, IFRS) applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Closing Financial Statements as if such Closing Statement was being prepared and audited as of a financial year end.

2.3.2.2 After receipt of the Closing Statement, the Representative shall have thirty (30) days (the “Review Period”) to review the Closing Statement. During the Review Period, the Representative shall be permitted to review the books and records used in connection with the preparation of such Closing Statement and to make reasonable inquiries of FFI concerning the Closing Statement arising in the course of its review thereof; provided that such review shall be in a manner that does not interfere with the normal business operations of FFI (or its Affiliates) or the Company.

2.3.2.3 On or prior to the last day of the Review Period, the Representative may object to the Closing Statement by delivering to FFI a written statement setting forth the objections in reasonable detail, indicating each disputed item or amount and the basis for the disagreement therewith (the “Statement of Objections”). If the Representative fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Statement and the Post-Closing Adjustment, as the case may be, reflected in the Closing Statement shall be deemed to have been accepted by the Vendors. If the Representative delivers the Statement of Objections before the expiration of the Review Period, FFI and the Representative shall negotiate in good faith to resolve such objections within ten (10) Business Days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Post-Closing Adjustment and the Closing Statement with such changes as may have been previously agreed to in writing by FFI and the Representative, shall be final and binding.

2.3.2.4 If, in preparation of the Closing Statement, FFI ascribes a net realizable value to any Inventory that is not Cannabis (but for clarity including any Cannabis accessory) of less than the actual cost paid by FSHC for such Inventory, then the Representative, on behalf of the Green Acre Entities, may by written notice provided to FFI on or prior to the last day of the Review Period, elect to have one or more of the Green Acre Entities or their Affiliates purchase all such Inventory from FFI at a purchase price equal to such net realizable value plus any applicable shipping, delivery and other reasonable costs incurred in connection with such shipping and delivery (collectively, the “Shipping Costs”), which purchase price shall be payable upon shipment of the Inventory, plus applicable Taxes. The price paid for such Inventory (excluding any Shipping Costs and applicable Taxes) shall be the deemed value of such Inventory for the purpose of the calculation and determination of Closing Working Capital.

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2.3.2.5 In the event that FFI and the Representative are unable to resolve any items in dispute in the Statement of Objections within the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution to the Independent Accountant who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Closing Statement and/or the Post-Closing Adjustment. The Parties agree that all adjustments shall be made without regard to materiality. The Independent Accountant shall only decide the specific items under dispute by the Parties and its decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Statement and the Statement of Objections, respectively. The Independent Accountant shall make a determination as soon as practicable within thirty (30) days (or such other time as the Parties shall agree in writing) after its engagement, and its resolution of the Disputed Amounts and any adjustments to the Closing Statement and/or the Post-Closing Adjustment shall be conclusive and binding upon the Parties. FFI and the Vendors shall each bear such portion of the Independent Accountant’s fees and expenses in connection with the foregoing as shall be proportionate to the extent to which such Party’s proposal as to the Disputed Amounts differs from the definitive determination thereof by the Independent Accountant.

2.3.2.6 The Base Purchase Price will be adjusted as follows:

2.3.2.6.1 If the Closing Working Capital exceeds the Estimated Closing Working Capital, the Base Purchase Price will be increased, dollar for dollar, by the amount of the difference;

2.3.2.6.2 If the Closing Working Capital is less than the Estimated Closing Working Capital, the Base Purchase Price will be decreased, dollar for dollar, by the amount of the difference;

2.3.2.6.3 If the Closing Indebtedness exceeds the Estimated Closing Indebtedness, the Base Purchase Price will be decreased, dollar for dollar, by the amount of the difference; and

2.3.2.6.4 If the Closing Indebtedness is less than the Estimated Closing Indebtedness, the Base Purchase Price will be increased, dollar for dollar, by the amount of the difference.

The aggregate amount by which the Base Purchase Price is adjusted pursuant to this Section 2.3.2 shall be referred to as the “Post-Closing Adjustment”.

2.3.2.7 Within five (5) Business Days after the Purchase Price is finally determined in accordance with this Section 2.3.2:

2.3.2.7.1 if the Post Closing Adjustment is a positive number, FFHC shall issue to the Vendors, in accordance with the Purchase Price Allocation and the Registration Direction, such aggregate number of additional FFHC Shares as is equal to the Post-Closing Adjustment divided by the Deemed Share Price (without interest); and

2.3.2.7.2 if the Post-Closing Adjustment is a negative number, then FFI and the Representative will jointly instruct the Escrow Agent to transfer to FFHC for cancellation such aggregate number of Holdback Shares as is equal to the Post-Closing Adjustment divided by the Deemed Share Price (without interest) provided that if the amount of the Post Closing Adjustment exceeds the amount that is equal to: (x) the number of Holdback Shares, multiplied by (y) the Deemed Share Price, the difference will be settled by accessing the Indemnity Shares in the same manner as set forth above.

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2.3.3 Adjustments for Tax Purposes.

2.3.3.1 Any payments made pursuant to this Section 2.3 shall be treated as an adjustment to the Base Purchase Price by the parties for Tax purposes, unless otherwise required by Applicable Law.

2.3.3.2 Notwithstanding anything to the contrary in this Agreement, FFI and FFHC shall be permitted to deduct and withhold from any payment made in respect of this Agreement or any Ancillary Agreement all Taxes that FFI or FFHC are required to deduct and withhold pursuant to Applicable Law. All such withheld amounts shall be treated as delivered to the applicable Vendor, or other relevant Persons hereunder, as applicable. Furthermore, where deducting and withholding will not adequately satisfy any such Tax obligation, FFI and FFHC may require the recipient of any payment made pursuant to this Agreement to pay to FFI or FFHC, or make provision satisfactory to FFI or FFHC for the payment of, any Taxes required to be withheld.

2.4 Closing.

Subject to the terms and conditions of this Agreement, the purchase and sale of the Purchased Shares contemplated hereby shall take place at a closing (the “Closing”) to be held at 8:00 a.m. (Toronto Time), no later than two (2) Business Days after the last of the conditions to Closing set forth in Article 7 have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), at the offices of Dentons Canada LLP, 77 King St. W., Suite 400, Toronto, Ontario M5K 0A1, or at such other time or on such other date or at such other place as FFI and the Representative may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

2.5 U.S. Securities Law Restrictive Legend.

In addition to any other legends affixed to Consideration Shares issued in connection with the Contemplated Transactions and as contemplated herein, upon the original issuance of the Consideration Shares to U.S. Persons, that are holders of FS Shares in connection with the Contemplated Transactions, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, FFHC shall ensure that certificates representing such securities and all certificates issued in exchange therefor or in substitution thereof, shall bear a legend substantially in the following form:

“THE OFFER AND SALE OF SECURITIES REPRESENTED HEREBY HAVE NOT BEEN BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, OR (D) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, INCLUDING RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSE (D), THE CORPORATION MAY IN ITS SOLE DISCRETION REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE SATISFACTORY TO THE CORPORATION THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND/OR APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

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2.6 United States Restrictions.

Notwithstanding anything to the contrary in this Agreement, no Consideration Shares shall be delivered to any Person in the United States or to any U.S. Person if FFHC determines, in its sole discretion, that doing so may result in any contravention of the U.S. Securities Act or any applicable state securities laws, and FFHC may instead appoint an agent to sell all Consideration Shares not subject to restriction as contemplated herein of such Person on behalf of or for the benefit of that Person and deliver to that Person an amount of cash representing the proceeds of the sale of such Consideration Shares, net of expenses of sale.

2.7 Holdback

2.7.1 At Closing, in addition to the Indemnity Shares, FFHC and FFI will deliver to the Escrow Agent such aggregate number of Consideration Shares as is equal to: (x) $3,700,000 (representing the aggregate deemed value of all Holdback Locations as set forth in Annex 6) divided by (y) the Deemed Share Price (the “Holdback Shares”), to be held and released in accordance with this Agreement and the Escrow Agreement.

2.7.2 Subject to Section 2.3.2.7.2 and this Section 2.7, the Holdback Shares shall be released to the Vendors in one or more tranches at such time(s) as FFI, the Company or any of their Affiliates receives a Retail Store Authorization in respect of a particular Holdback Location in accordance with Applicable Laws. Upon the receipt of a Retail Store Authorization in respect of a particular Holdback Location, the aggregate number of Holdback Shares to be released shall be equal to the equation of A / B, where:

A = the Holdback Location Allotment designated for such Holdback Location (as set out in Annex 6)

B = Deemed Share Price

Such Holdback Shares shall be released to the Vendors, in accordance with the Purchase Price Allocation and Registration Direction, within five (5) Business Days of the end of the month during which the Retail Store Authorization(s) were received in respect of the applicable Holdback Location(s).

2.7.3 In the event that, notwithstanding the efforts made by FFHC pursuant to the provisions of Section 6.16, a Retail Store Authorization is not obtained in respect of any Holdback Location on or before the date that is six (6) months following the Closing Date, and provided that such delay is not, in whole or in part, the result of FFHC, FFI or their Affiliates having exceeded the cap on retail store authorizations mandated by Applicable Law, then FFI may, at its sole discretion, either (a) agree to extend such six (6) month period for any three (3) month or longer duration by written notice to the Representative; or (b) upon written notice to the Representative, withdraw the application for the applicable Retail Store Authorization, and the Representative and FFI shall as soon as practicable thereafter jointly instruct the Escrow Agent to transfer to FFHC for cancellation the aggregate number of Holdback Shares attributable to that Holdback Location as determined in accordance with the provisions of Section 2.7.2.

2.7.4 Any portion of the Holdback Shares which are cancelled, pursuant to the terms of this Agreement, shall be treated as a downward adjustment to the Purchase Price by the Parties, unless otherwise required by Applicable Law.

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2.8 Closing Deliveries of the Vendors.

At or prior to the Closing, the Representative (on behalf of the Vendors) will deliver or cause to be delivered to FFI all of the following:

2.8.1 a certificate of status, good standing or like document for FSHC and each of its Affiliates (including, for certainty, FSL and any New Subsidiaries) issued as of a recent date by the applicable Governmental Authority evidencing the good standing of each such entity;

2.8.2 a certificate of the Chief Executive Officer (or other Person acceptable to FFI) of FSHC, dated the Closing Date, in form and substance reasonably satisfactory to FFI, as to the resolutions adopted by the board of directors of FSHC authorizing and approving the Contemplated Transactions, which resolutions will have been certified as true, correct and in full force and effect without rescission, revocation or amendment as of the Closing Date;

2.8.3 a certificate of a senior officer of FSHC, dated the Closing Date, in form and substance reasonably satisfactory to FFI, certifying that there have been no amendments to the Company’s Organizational Documents as of the Closing Date;

2.8.4 a certificate of the Representative confirming the accuracy and completeness of the Purchase Price Allocation (including the final determination of the deemed value of each FS Share as at Closing for purposes of the Purchase Price Allocation) and that the Estimated Closing Statement was prepared in accordance with ASPE (or if and to extent contemplated in this Agreement, IFRS) applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited 2019 Financial Statements as if such Estimated Closing Statement was being prepared and audited as of a financial year end;

2.8.5 a direction from the Representative, on behalf of the Vendors, setting out the registration and delivery instructions for (a) all of the Consideration Shares (including, for certainty, the Closing Shares and Escrow Shares), subject to adjustment in accordance with the terms herein and consistent with the Purchase Price Allocation; and (b) the Broderick Shares (the “Registration Direction”);

2.8.6 the Escrow Agreement, duly executed by the Escrow Agent and the Representative on behalf of the Vendors;

2.8.7 the Restrictive Covenant Agreements, duly executed by the parties thereto (other than FFI and FFHC);

2.8.8 evidence of the termination of all Terminating Leases and all applicable Contracts and instruments related thereto, in form and substance satisfactory to FFI, acting reasonably;

2.8.9 evidence of the termination of the Shareholders Agreement effective as at the time immediately following Closing, in form and substance satisfactory to FFI, acting reasonably;

2.8.10 in connection with the Leased Premises, all (i) required consents from lessors (including, without limitation, from any lessors in connection with a lease or sublease that prohibits the Contemplated Transactions), other than Terminating Premises (collectively, the “Landlord Consents”), (ii) leases, renewals, extensions which are currently under negotiation by the Company but which were not executed or delivered in fully executed form as of the date hereof, (iii) copies, if any, of any non-disturbance agreements with secured creditors of the landlord of the Leased Premises, and (iv) any other leases, extensions, renewals, consents and other documentation entered into or applicable to the Leased Premises which were not otherwise delivered to FFI prior to the date hereof, except in cases where FFI provides a written waiver in respect of same; all in form and substance satisfactory to FFI, acting reasonably;

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2.8.11 the minute books, share certificate books, ledgers and registers, corporate seal and other corporate records of the Company;

2.8.12 all information and materials required to access all bank accounts and safe deposit boxes of the Company;

2.8.13 a resignation signed by each officer and director of FSHC and each of its Affiliates (including, for certainty, FSL and any New Subsidiaries);

2.8.14 the certificate of the Representative required to be delivered pursuant to Section 7.3.5;

2.8.15 any consents, waivers or approvals required to be obtained by the Company with respect to the completion of the Contemplated Transactions, including the consents, waivers, approvals and actions of or by, and all filings with and notifications to, any Governmental Authority pursuant to Section 7.1.2;

2.8.16 evidence satisfactory to FFI, acting reasonably, that all Acquisition Rights have been exercised in full and that all Persons that were the subject of the Acquisition Rights: (a) are now New Subsidiaries; or (b) have transferred all Retail Operator Licences and Retail Store Authorizations and any other related Contracts, applications or assets applicable thereto that were the subject of such Acquisition Rights to the Company in compliance with all Applicable Laws, including but not limited to, all requisite consents and approvals of the AGCO;

2.8.17 evidence satisfactory to FFI, acting reasonably, that all principal amounts owing under the Debentures, together with all accrued and unpaid interest thereon, have converted in full into FS Shares and that no amounts or other obligations remain outstanding or owing by the Company thereunder;

2.8.18 evidence satisfactory to FFI, acting reasonably, that all Options have been exercised in full into FS Shares and that no obligations remain outstanding or owing by the Company thereunder; and

2.8.19 share certificates representing all FS Shares, free and clear of Encumbrances, duly endorsed in blank or accompanied by forms of share transfers or other instruments of transfer duly executed in blank;

2.8.20 evidence satisfactory to FFI, acting reasonably, of the filing of the Amended Returns with the applicable Governmental Authorities;

2.8.21 subject to Section 6.17, the Audited 2019 Financial Statements.

2.9 Closing Deliveries of FFI.

At or prior to the Closing, FFI will deliver or cause to be delivered to the Representative on behalf of the Vendors all of the following:

2.9.1 scans of certificates or other instruments evidencing the Closing Shares registered in accordance with the Registration Direction;

2.9.2 scans of certificates or other instruments evidencing the Indemnity Shares, registered in accordance with the Registration Direction, with such originals being delivered to the Escrow Agent in accordance with the terms of the Escrow Agreement;

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2.9.3 scans of certificates or other instruments evidencing the Holdback Shares, registered in accordance with the Registration Direction, with such originals being delivered to the Escrow Agent in accordance with the terms of the Escrow Agreement;

2.9.4 scans of certificates or other instruments evidencing the Broderick Shares, registered in accordance with the Registration Direction;

2.9.5 the Escrow Agreement, duly executed by the Escrow Agent, FFI and FFHC;

2.9.6 the Restrictive Covenant Agreements, duly executed by FFI and FFHC;

2.9.7 the Simplified Acquisition Agreements, duly executed by FFI and FFHC;

2.9.8 the certificate of FFI required to be delivered pursuant to Section 7.2.3;

2.9.9 any consents, waivers or approvals required to be obtained by FFHC, FFI or any of their Affiliates with respect to the completion of the Contemplated Transactions, including the FFI Approvals and the consents, waivers, approvals and actions of or by, and all filings with and notifications to, any Governmental Authority pursuant to Section 7.1.2; and

2.9.10 written confirmation from the TSX of the TSX Approval.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF

THE COMPANY

As an inducement to FFHC and FFI to enter into this Agreement and to complete the Contemplated Transactions, FSHC and the Key Vendors jointly and severally represent and warrant to FFHC and FFI as follows:

3.1 Organization and Authorization.

3.1.1 FSHC, FSL and each New Subsidiary: (a) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or continuation, as applicable; (b) has the requisite corporate power and authority to own or lease and to operate and use its assets and properties and to carry on the Business as currently conducted; and (c) is duly qualified or licensed to do business and is in good standing in the Province of Ontario, which is the only jurisdiction in which the nature of the Business or the property or assets owned or leased or used by such Person makes such qualification or licensing necessary under Applicable Laws. Such Person has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which such Person is a party, to perform its obligations hereunder and thereunder and to complete the Contemplated Transactions. This Agreement has been, and each Ancillary Agreement to be executed and delivered by such Person at Closing will be, duly and validly executed and delivered by such Person, and (assuming due authorization, execution and delivery by FFHC and FFI) this Agreement constitutes, and each such Ancillary Agreement when so executed and delivered (assuming due authorization, execution and delivery by the other parties thereto) will constitute, a legal, valid and binding obligation of such Person, enforceable against such Person in accordance with their respective terms, subject to the Enforceability Limitations.

3.1.2 Other than any New Subsidiaries to be acquired by the Company upon the Company’s exercise of the Acquisition Rights, FSL is the only direct or indirect subsidiary of FSHC. FSHC is the registered and beneficial holder of all of the issued and outstanding shares in the capital of FSL and, upon completion of the exercise of all Acquisition Rights, FSHC or FSL will be the registered and beneficial holder of all of the issued and outstanding securities of each New Subsidiary.

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3.2 Organizational Documents and Corporate Records.

FSHC has previously delivered or made available to FFI true and complete copies of the Organizational Documents of FSHC, FSL and any New Subsidiaries. Neither FSHC, FSL nor any New Subsidiary is in default under or violation of any provision of its Organizational Documents. FSHC has previously delivered or made available to FFI true and complete copies of the minute books of FSHC, FSL and any New Subsidiaries. The books and records of FSHC, FSL and any New Subsidiaries (the “Books and Records”) are true and complete in all material respects and have been maintained in accordance with sound business practices and Applicable Laws.

3.3 No Conflicts; Required Consents.

3.3.1 The execution and delivery by FSHC of this Agreement and each Ancillary Agreement to which FSHC or any of its Affiliates is a party, do not, and the completion by the Company of the Contemplated Transactions will not: (x) conflict with or violate any provision of the Organizational Documents of the Company; or (y) assuming that all consents, approvals, authorizations, filings, notifications and other actions referred to in Section 3.3.2 of FSHC’s Disclosure Letter are obtained, given or taken, (i) conflict with or violate any Applicable Laws binding upon or applicable to the Company or any of its assets or properties; or (ii) conflict with, violate, result in a breach of the terms, conditions or provisions of, constitute a default or an event that, with notice or lapse of time or both, would become a default under, give to others any rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Lien upon the FS Shares or any assets or properties of the Company, under any Material Contract or Licence to which the Company is a party or by which the Company or any of its material assets or properties is bound.

3.3.2 Except as set forth in Section 3.3.2 of FSHC’s Disclosure Letter, no consent, approval or authorization of, or registration, declaration or filing with, or notification to, any Governmental Authority or under any Contract is required to be obtained, made or given by the Company as a result of the execution, delivery and performance of this Agreement or any Ancillary Agreement or the completion of the Contemplated Transactions.

3.4 Capitalization.

3.4.1 The authorized share capital of FSHC consists of: (a) an unlimited number of FS Shares: and (b) an unlimited number of Class B common shares, of which 6,282,190 FS Shares and nil Class B common shares, are issued and outstanding as of the date of this Agreement. Annex 1 sets forth a true and complete list of the shareholders of FSHC and the number of outstanding shares of share capital by class owned by each such shareholder as of the date of this Agreement. The Purchase Price Allocation to be delivered by the Representative pursuant to Section 2.8.4 will set forth a true and complete list of each shareholder of FSHC as at the time immediately prior to Closing and the number of outstanding shares of share capital by class owned by each such shareholder as at the time immediately prior to Closing.

3.4.2 All securities of the Company have been duly authorized, are validly issued, fully paid and non-assessable, were not issued in violation of any Applicable Laws, and are not subject to and were not issued in violation of any preemptive rights, rights of first refusal or rights of first offer.

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3.4.3 Other than (a) the 6,282,190 FS Shares issued and outstanding as of the date of this Agreement; (b) the Options, Debentures and Acquisition Rights described in Annex 2, 3 and 4, respectively; (c) the FS Shares to be issued to (i) the Option Holders upon the exercise of their respective Options pursuant to the applicable Option Agreement; (ii) the Debenture Holders upon the conversion of their respective Debentures; and (iii) the Licensee Shareholders upon the exercise of the applicable Acquisition Rights by the Company pursuant to the applicable Licence Acquisition Agreement, all in accordance with this Agreement; (d) the shares of each of FSL and such other Affiliate of FSHC which are registered and beneficially held by FSHC, FSL or an Affiliate thereof; and (e) the Broderick Shares, there are no outstanding:

3.4.3.1 shares or other voting securities of FSHC, FSL or any Affiliate;

3.4.3.2 securities convertible into or exercisable or exchangeable for shares or other voting securities of FSHC, FSL or any Affiliate;

3.4.3.3 subscriptions, options or other rights to acquire from FSHC, FSL or any Affiliate, or other obligation of FSHC, FSL or any Affiliate to issue or deliver, any shares, other voting securities, or securities convertible into or exercisable or exchangeable for shares or other voting securities, of FSHC, FSL or any Affiliate;

3.4.3.4 bonds, debentures, notes or other indebtedness of FSHC, FSL or any Affiliate having the right to vote (or convertible into or exercisable or exchangeable for securities having the right to vote) on any matters with the shareholders of FSHC, FSL or any Affiliate;

3.4.3.5 stock appreciation, “phantom” stock or other equity equivalent rights with respect to FSHC, FSL or any Affiliate;

3.4.3.6 obligations of FSHC, FSL or any Affiliate to repurchase, redeem or otherwise acquire any FS Shares; or

3.4.3.7 agreements to register any FS Shares or sales or re-sales thereof under any Applicable Laws.

3.4.4 Other than the Shareholders Agreement, there are no other shareholder agreements, voting trusts or other similar agreements or understandings to which the Company or, to the Knowledge of the Vendors, any Vendor is a party or otherwise bound in respect of any FS Shares.

3.4.5 The Company has previously delivered or made available to FFI true and complete copies of the Shareholders Agreement and each of the Debentures, Option Agreements and Licence Acquisition Agreements.

3.5 Subsidiaries and Investments.

3.5.1 As at the date of this Agreement, except for FSL, the Company does not directly or indirectly own, of record or beneficially, any securities or other equity interests in, or have any investment in or control, any Person. As at Closing, except for FSL and any New Subsidiaries, the Company will not directly or indirectly own, of record or beneficially, any securities or other equity interests in, or have any investment in or control, any Person.

3.5.2 Other than the rights described in Annex 4 hereof (the “Acquisition Rights”), the Company has no right or obligation to purchase or otherwise obtain: (a) securities of any other Person; or (b) a Licence, including for certainty a Retail Operator Licence or a Retail Store Authorization, from any Person.

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3.6 Financial Statements.

3.6.1 FSHC has previously delivered or made available to FFI, and attached to Section 3.6.1 of FSHC’s Disclosure Letter is, a true and complete copy of the Financial Statements. The Financial Statements have been prepared from, and is in accordance with, ASPE (or if and to extent contemplated in this Agreement, IFRS) consistently applied and the books of account and other financial records of the Company, which reflect only actual transactions, and present fairly and accurately, in all material respects, the financial condition of the Company, its assets, Liabilities, financial condition and the results of operations of the Company as of the dates thereof or for the periods covered thereby.

3.6.2 The books and financial records of the Company that were used as source documentation for the preparation of the Financial Statements are true and correct in all material respects, reflect only actual transactions and have been maintained in accordance with sound business practices and the requirements of Applicable Laws. The Company maintains a system of internal accounting controls adequate to ensure that the Company maintains no off the books accounts and that the Company’s assets are used only in accordance with management’s directives.

3.6.3 All accounts, notes and other receivables reflected on the Financial Statements have arisen from bona fide transactions in the Ordinary Course of Business, and are or will be valid, genuine and fully collectible in the Ordinary Course of Business without resort to litigation or extraordinary collection activity, less any reserves for doubtful accounts reflected on the Financial Statements.

3.6.4 Except as set forth in Section 3.6 of FSHC’s Disclosure Letter, all Inventory reflected in the Financial Statements are valued at the lower of cost and net realizable value and all aged Inventory are clearly identified and valued accordingly.

3.7 No Undisclosed Liabilities.

The Company has no Liabilities, other than Liabilities: (a) disclosed in the Financial Statements; or (b) similar in nature and amount to those disclosed in the Financial Statements that have been incurred since December 31, 2019 in the Ordinary Course of Business and not in violation of this Agreement, and that are not, individually or in the aggregate, material to the Business.

3.8 Indebtedness.

Except for the Target Assumed Debt and the Debentures described in Annex 3, the Company does not have any Indebtedness. There are no Liens on any FS Shares and, other than Permitted Liens, there are no Liens on the assets or properties of the Company.

3.9 Inventory and Accounts Receivable.

3.9.1 Section 3.9 of FSHC’s Disclosure Letter contains a true and complete list of all Inventory as of the date that is no less than five (5) Business Days prior to the date hereof. All Inventory is owned by the Company free and clear of all Liens, and no Inventory is held on a consignment basis. The Inventory is fit for sale and was obtained by the Company in accordance with Applicable Law. The Inventory has been stored in accordance with Applicable Law and industry standard practices for the storage of such Inventory and no event has occurred that would have been reasonably likely to spoil or damage the Inventory. The Inventory levels of the Business are maintained at such amounts and in the appropriate mix levels as are required for the operation of the Business as conducted as of the date hereof and as will be conducted as of the Closing Date.

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3.9.2 All Accounts Receivable that are reflected on the Financial Statements, and as recorded in the Books and Records, represent valid accounts receivable made in the Ordinary Course and are not subject to any counterclaim or setoff, are not otherwise in dispute and, subject to the applicable reserves, are collectible in the Ordinary Course of Business. All necessary reserves have been taken to ensure collectability of outstanding accounts.

3.10 Absence of Certain Changes.

Except as set forth in Section 3.10 of FSHC’s Disclosure Letter and in order to comply with COVID-19 Measures, since December 31, 2019, the Company has conducted the Business only in the Ordinary Course of Business, and there has not been:

3.10.1 any change, condition, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

3.10.2 any material damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Business or the assets or properties of the Company; or

3.10.3 any action authorized or taken that, if authorized or taken after the date of this Agreement, would constitute a breach of any covenant set forth in Section 6.1.1.

3.11 Material Contracts.

3.11.1 Except as set forth in Section 3.11.1 of FSHC’s Disclosure Letter, the Company is not a party to or otherwise bound by any of the following Contracts (collectively, the “Material Contracts”):

3.11.1.1 any lease or sublease of real property;

3.11.1.2 any lease of material personal property;

3.11.1.3 any Contract granting the Company any Acquisition Right;

3.11.1.4 any Contract granting a right in favour of the Company to purchase or otherwise obtain: (a) securities of any Person; or (b) a Retail Operator Licence or Retail Store Authorization from any Person;

3.11.1.5 any distributor, sales, advertising, agency or manufacturer’s representative Contract to which the Company is a party;

3.11.1.6 any Contract providing for annual payments by or to the Company of $50,000 or more;

3.11.1.7 any Contract providing for payments in excess of $50,000 in the aggregate and that is not terminable on not more than sixty (60) days’ notice and without the payment of any penalty by, or any other material consequence to, the Company;

3.11.1.8 any Contract involving the Company and any partnership, joint venture, strategic alliance or other similar arrangement;

3.11.1.9 any Contract entered into outside the Ordinary Course of Business involving the acquisition or disposition of assets or properties of the Company (whether by merger, sale of equity, sale of assets or otherwise), including any Contract under which the Company is, or may become, obligated to pay any amount in respect of an “earn-out” or other form of deferred purchase price payment;

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3.11.1.10 any Contract evidencing or guaranteeing Indebtedness or evidencing or granting a Lien on the FS Shares or any assets or properties of the Company;

3.11.1.11 other than Contracts evidencing the Acquisition Rights, any Contract that contemplates any payment or acceleration of payment as a result of the completion of the Contemplated Transactions;

3.11.1.12 any licence, sublicence or royalty agreement to which the Company is a party relating to any Intellectual Property, other than standard license agreements relating to any “shrink wrap”, “click wrap” or “off the shelf” Software not specially developed by or for the Company or any subsidiary thereof;

3.11.1.13 any Contract that limits or purports to limit the ability of the Company (or would limit the ability of the FFHC, FFI or any of their other respective Affiliates after Closing) to compete in any line of business or with any Person or to operate in any geographic area or during any period of time;

3.11.1.14 any Contract amending, altering, supplementing, or otherwise changing the terms of any Material Contract disclosed in Section 3.11.1 of FSHC’s Disclosure Letter; or

3.11.1.15 any other Contract that is material to the Business or the absence of which could reasonably be expected to have a material adverse impact on the Business.

3.11.2 Each Material Contract: (a) is a legal, valid and binding obligation of the Company and, to the Knowledge of the Vendors, the other parties thereto; (b) is in full force and effect in accordance with its terms; and (c) immediately upon the later of (i) the completion of the Contemplated Transactions; and (ii) the confirmed receipt by the counterparty or counterparties to such Material Contract of any notice of the completion of the Contemplated Transactions required by the terms of such Material Contract to be delivered by the Company, will continue in full force and effect without penalty or other adverse consequence, subject to obtaining the consents and approvals referred to in Section 3.3.2 of FSHC’s Disclosure Letter. Neither the Company nor, to the Knowledge of the Vendors, any other party to a Material Contract has received any written notice of, or is in, any material breach of or material default under any Material Contract. The Company has previously delivered or made available to FFHC a true and complete copy of each Material Contract, including in each case all amendments, supplements and statements of work applicable thereto.

3.11.3 The Company is not a party to, and has not made an offer to any Person to be bound by or committed to, any Contract obligating the Company to offer or accept preferred pricing, or offer or provide deliverables, which are generally not offered by the Company in the Ordinary Course of Business.

3.12 Legal Proceedings.

Except as set forth in Section 3.12 of FSHC’s Disclosure Letter, there is no Action pending or, to the Knowledge of the Vendors, threatened against the Company or any Vendor that: (a) adversely impacts the Company, the Business or any of its assets; or (b) in any manner challenges the validity of this Agreement or seeks to prevent, enjoin, alter or materially delay the completion of the Contemplated Transactions. The Company is not subject to or otherwise bound by any Applicable Law that prohibits or limits in any material respect the conduct of the Business.

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3.13 Compliance with Laws.

3.13.1 Each of FSHC and its Affiliates has conducted since its respective incorporation or formation, and currently conducts, the Business in compliance with all Applicable Laws in all material respects. Neither the Company nor any of the Vendors has received any notice of any violation of and, to the Knowledge of the Vendors, the Company is not under investigation or review by any Governmental Authority with respect to, or has been threatened to be charged with, any violation of any Applicable Laws.

3.13.2 The operations of the Company have been conducted in compliance with financial record-keeping and reporting requirements of Applicable Laws relating to money laundering.

3.13.3 The Company:

3.13.3.1 does not have any direct or indirect ownership of, or any interest of any kind in, any Foreign Subject Entity;

3.13.3.2 does not have any commercial arrangements or, direct or indirect, commercial interests in any Foreign Subject Entity that is similar in substance to ownership of, or an investment in, a Foreign Subject Entity;

3.13.3.3 does not provides services or products that are specifically designed for, or targeted at, a Foreign Subject Entity; or

3.13.3.4 does not have any commercial interests or arrangements, whether direct or indirect, with any Persons engaging in the business activities described in Section 3.13.3.2 or Section 3.13.3.3.

3.14 Licences.

3.14.1 Except as set forth in Section 3.14 of FSHC’s Disclosure Letter, the Company holds or possesses, and is in compliance with, all Licences required for the lawful conduct of the Business as currently conducted (the “Required Licences”). Section 3.14 of FSHC’s Disclosure Letter sets forth a true and complete list of each Required Licence, together with the name of the Governmental Authority issuing such Required Licence and the registered holder of such Required Licence. Except as set forth in Section 3.14 of FSHC’s Disclosure Letter: (a) each Required Licence is valid and in full force and effect; (b) the Company has not received any written notice of, or is in, any violation of or default under any Required Licence; (c) no Required Licence will be terminated or impaired solely as a result of the Contemplated Transactions; and (d) no Actions are pending or, to the Knowledge of the Vendors, threatened that would result in the revocation, cancellation, suspension or adverse modification of any Required Licence.

3.14.2 Section 3.14 of FSHC’s Disclosure Letter sets out a complete list of all Retail Store Authorizations applied for by the Company, which have not been received as of the date of this Agreement (each a, “RSA Application”). Except as set forth in Section 3.14 of FSHC’s Disclosure Letter, to the Knowledge of the Vendors, there is no reasonable basis upon which any RSA Application would be denied. Other than as contemplated herein, the Key Vendors do not anticipate any variations or difficulties in the Company obtaining each Retail Store Authorization contemplated under each RSA Application. Except as set forth in Section 3.14 of FSHC’s Disclosure Letter, the Company has not received any notice or communication from any Governmental Authority denying, rejecting, alleging a default under, or requesting a modification or clarification to any aspect of an RSA Application, and there is no reasonable basis for the Company or any of the Key Vendors to suspect any such allegation discussed in this Section 3.14 from any Governmental Authority.

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3.14.3 To the Knowledge of the Vendors, there are no reasonably foreseeable circumstances justifying any invalidation of any Required Licence or RSA Application in whole or in part, including in connection with the completion of the Contemplated Transactions.

3.15 Title to and Sufficiency of Assets.

3.15.1 The Company has, and at the Closing will have, good, valid and marketable title to, or in the case of leased assets and properties a valid leasehold interest in, all of the assets and properties owned or leased by the Company, in each case free and clear of any and all Liens (other than Permitted Liens). There is no Contract granting any Person any option to purchase the assets or properties of the Company or any portion thereof. The assets and properties of the Company constitute all of the assets and properties required for the conduct of the Business in the manner and to the extent now conducted.

3.15.2 The buildings, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Company are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The buildings, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by the Company, together with all other assets of the Company, are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted before the Closing and constitute all of the rights, property and assets necessary to conduct the Business as currently conducted.

3.16 Real Property.

3.16.1 Except as disclosed in Section 3.16 of FSHC’s Disclosure Letter, the Company does not own or have any interest in, nor is the Company a party to or bound by or subject to any option or other Contract respecting, any real or immoveable property, other than the Leased Premises in its capacity as tenant.

3.16.2 Section 3.16 of FSHC’s Disclosure Letter sets out a complete list of all Leased Premises of the Company. Except as set out in Section 3.16 of FSHC’s Disclosure Letter, the Company has a valid and existing leasehold interest in, and the right to quiet enjoyment of, the Leased Premises and, subject to receipt of the Landlord Consents, no lessor of the Leased Premises will be entitled to terminate a lease in respect of the Leased Premises solely as a result of the completion of the Contemplated Transactions. With respect to the Leased Premises: (a) each lease is valid and binding on the Company, is in full force and effect and is valid and binding on the other parties thereto; (b) each lease (or a notice in respect of the lease) has either been, or will prior to Closing be, properly registered in the appropriate land registry office; (c) all rents and additional rents in respect of the lease have been paid; (d) no waiver, indulgence or postponement of the Company’s obligations as a lessee has been granted by the lessor under the lease; (e) to the Knowledge of the Vendors and subject to receipt of the Landlord Consents, there exists no event of default or event, occurrence, condition or act (including the completion of the Contemplated Transactions) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default under the lease; (f) no security deposit or portion thereof deposited with respect to any lease has been applied in respect of a breach or default under such lease which has not been redeposited in full; (g) the Company does not owe any brokerage commissions or finder’s fees with respect to any such lease; (h) the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy any Leased Premises or any portion thereof; (i) the Company has not collaterally assigned or granted any other security interest in any such lease or any interest therein; (j) there are no Liens on the estate or interest created by any such lease; and (k) to the Knowledge of the Vendors, all of the covenants and other obligations to be performed by any other party under each such lease have been fully performed. To the Knowledge of the Vendors, there are no material latent defects or material adverse physical conditions affecting the Leased Premises, and all building systems and improvements to, or which constitute a portion of, the Leased Premises are in good condition and repair, ordinary wear and tear excepted and no repairs or replacements have been deferred or delayed.

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3.16.3 No alterations, repairs, improvements or other work have been ordered, directed or requested in writing under any Applicable Law by the Company, or, to the Knowledge of the Vendors, by any other Person, with respect to: (a) the Leased Premises; or (b) the 241 Queen Street Premises, or the buildings and structures thereon or with respect to any of the plumbing, heating, elevating, water, drainage or electrical systems, fixtures or works, which alteration, repair, improvement or other work for the Leased Premises or 241 Queen Street Premises that has not been completed.

3.16.4 To the Knowledge of the Vendors, no part of any Leased Premises or the 241 Queen Street Premises has been taken or expropriated by any body having power of expropriation, nor, to the Knowledge of the Vendors, has any legal proceeding or written notice in respect of any such expropriation been commenced, given or threatened.

3.17 Personal Property.

All material tangible personal property used or held for use in the operation or conduct of the Business as currently conducted has been reasonably maintained in accordance with good business practice, is in good operating condition (with the exception of normal wear and tear) and is substantially suitable for its present uses.

3.18 Intellectual Property.

3.18.1 Section 3.18.1 of FSHC’s Disclosure Letter contains a true and complete list of: (a) all (i) Owned Intellectual Property; and (ii) Intellectual Property licensed to the Company by third parties for use by the Company, including complete and accurate particulars of all registrations and applications for registrations thereof, if any; and (b) all Commercial-Off-The-Shelf Software. True and correct copies of all Contracts pursuant to which any Intellectual Property is licensed, assigned, sold, conveyed or otherwise provided to or by the Company, including all Commercial- Off-The-Shelf Software, have been delivered or made available to FFI.

3.18.2 Other than as set out in Section 3.18.2 of FSHC’s Disclosure Letter, the Company is the sole legal and beneficial owner of all Owned Intellectual Property, free and clear of all encumbrances other than Permitted Liens, and owns or has the right to use all Intellectual Property owned or licensed to be used by it as of the date of this Agreement. Any Registered Intellectual Property is in good standing, is subsisting in full force and effect, has not expired or been cancelled or abandoned, and has not been used, not used, enforced, or not enforced in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of the Company’s rights in any of the Owned Intellectual Property. There are no restrictions on the ability of the Company to use and exploit all rights in the Owned Intellectual Property. No Action is pending or, to the Knowledge of the Vendors, threatened against any Person with respect to the use of the Intellectual Property owned by the Company or licensed to the Company. The Intellectual Property owned by the Company, and the operation of the Business, does not infringe upon, misappropriate or violate, and has never infringed upon, misappropriated or violated, the Intellectual Property rights of any other Person.

3.18.3 The Company has no pending Actions, nor, to the Knowledge of the Vendors, are there any threatened Actions against the Company with respect to its use of any Intellectual Property. No third parties, including any current or former employees, directors, independent contractors or consultants of the Company have any rights or interests in or to any Intellectual Property that is owned by the Company, other than rights acquired pursuant to non-exclusive licences granted by the Company in the Ordinary Course of Business all of which are disclosed in Section 3.18.1 of FSHC’s Disclosure Letter. None of the Intellectual Property that is owned by the Company comprises an improvement to any Intellectual Property that would give any Person any rights to any such Intellectual Property, including, without limitation, rights to license any such Intellectual Property. The execution, delivery, or performance of this Agreement and the completion of the Contemplated Transactions will not alter, impair or otherwise adversely affect any rights or obligations of the Company in any Intellectual Property owned by the Company or, except as set forth in Section 3.3.2 of FSHC’s Disclosure Letter, licensed by the Company.

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3.18.4 The Company is not obligated to pay any royalties, fees or other compensation to any Person in respect of its ownership, use or license of any Intellectual Property.

3.18.5 Neither the execution, delivery, or performance of this Agreement (or any of the Ancillary Agreements) nor the completion of the Contemplated Transactions will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (a) a loss of, or encumbrance on, any Intellectual Property owned or licensed to be used by the Company; (b) the release, disclosure, or delivery of any Intellectual Property owned or licensed to be used by the Company by or to any escrow agent or other Person; (c) the grant, assignment or transfer to any other Person of any licence or other right or interest under, to or in any of the Intellectual Property owned or licensed to be used by the Company; or (d) any right of any third party to terminate or alter the rights of the Company or, after the Closing, FFHC’s, FFI’s or the Company’s rights, in and to any Intellectual Property owned or licensed to be used by the Company.

3.18.6 The Company owns and possesses, or has a right to use, the right, title and interest in and to any Intellectual Property conceived, authored, or developed by any current or former employee, director, consultant, independent contractor, or advisor of or to the Company, either individually or with others, at any time during employment or contract or engagement with the Company, that relates to the current Business, activities, research, or development of the Company. Any such current or former employee, director, consultant, independent contractor, or advisor of or to the Company has waived any moral rights they may have in any works authored by such current or former employee, director, consultant, independent contractor, or advisor of or to the Company.

3.18.7 To the Knowledge of the Vendors, none of the current or former employees, officers, directors, independent contractors or consultants of the Company are subject to any obligation to any other Person, whether contractual or otherwise, including obligations relating to confidentiality, non-competition or possession of proprietary information, or are subject to any Action, suit, proceeding, arbitration, claim or demand relating to any Intellectual Property owned by or licensed to the Company that would interfere with the Business as it is presently conducted.

3.18.8 Other than as set out in Section 3.18.8 of FSHC’s Disclosure Letter, all documents, recordations and certificates required to be filed in connection with Owned Registered Intellectual Property have been filed with the relevant Governmental Authorities for the purposes of prosecuting, maintaining and perfecting such Intellectual Property, and all of the Owned Registered Intellectual Property is identified in such offices of the relevant Governmental Authorities as being owned by the Company. No inequitable conduct has been engaged in or committed in the prosecution by the Company of any Owned Registered Intellectual Property and no material information was withheld by the Company from any Governmental Authority requiring disclosure of such information during such prosecution. Other than as set out in Section 3.18.8 of FSHC’s Disclosure Letter, the Company has not received notice that any Owned Registered Intellectual Property is or has been the subject of any pending interference, reissue, reexamination, opposition or cancellation proceeding that could in any way affect the validity or unenforceability of the Owned Registered Intellectual Property, and to the Knowledge of the Vendors, no such proceeding has been threatened and to the Knowledge of the Vendors, there is no basis or argument in fact or law from which a Governmental Authority might reasonably determine that any of the Owned Registered Intellectual Property is invalid, unenforceable or subject to cancellation or expungement (including by reason of misjoinder or nonjoinder of inventors), other than any rejections or objections that may have been issued by the applicable Governmental Authority in the course of prosecution of applications for registrations for any Owned Registered Intellectual Property, the same having not been adjudged invalid or unenforceable in whole or in part. No Action is pending, or to the Knowledge of the Vendors, threatened in writing alleging that any Owned Registered Intellectual Property is invalid or unenforceable or should be cancelled or expunged in whole or in part other than any rejections or objections that may have been issued by the applicable Governmental Authority in the course of prosecution of applications for registrations for any Owned Registered Intellectual Property or as set out in Section 3.18.2 of FSHC’s Disclosure Letter.

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3.19 Privacy.

3.19.1 The Company has implemented and maintained all commercially reasonable measures necessary to protect and maintain the confidentiality of, and otherwise enforce and protect its rights in any Personal Information or other information the Company has received under an obligation of confidentiality, including administrative, technical and physical measures designed to safeguard the security, confidentiality and integrity of such Personal Information and such other information, and which are designed to protect against unauthorized access to such Personal Information and such other information and the systems of any third party service providers that have access to such Personal Information or such other information. Such measures are and have been compliant with all Applicable Laws and consistent with: (a) sound industry practices; (b) any applicable Licences; and (c) the obligations of the Company under any Contract. All notices and consents required by Applicable Laws regarding the collection, use or disclosure of Personal Information in connection with the conduct of the Business (including disclosure to Affiliates of the Company) have been given or obtained.

3.19.2 The Company has in place written agreements with all vendors, marketing partners, service providers and other third parties and persons (“Service Providers”) providing services to the Company and which, to any material degree, have access to, receive or process Personal Information from or on behalf of the Company, and such agreements contain provisions that oblige the Service Providers to comply with all applicable Information Privacy and Security Laws including but not limited to (a) only use the Personal Information for the limited purposes of assisting the Company and not use the Personal Information for the Service Providers own purposes; (b) safeguard the Personal Information in accordance with industry standards and the Company’s requirements; and (c) promptly notify the Company upon discovering suspected or actual breach of service providers safeguards involving Personal Information. No Person (including any Governmental Authority) has made any claim or commenced any Action with respect to any loss, damage, or unauthorized access, use, modification, or other misuse of Personal Information by the Company (or any of its respective employees or contractors) which has resulted in, or would reasonably be expected to result in, material liability to the Company or the Business. To the Knowledge of the Vendors, there is no Action or Action to be commenced against the Company or regulatory investigation of the Company or the Business relating to data security or privacy.

3.20 Tax Matters.

3.20.1 The Company has: (a) timely filed (or has had timely filed on its behalf) each Tax Return required to be filed or sent by it in respect of any Taxes or required to be filed or sent by it by any Governmental Authority, each of which was correctly completed and accurately reflected any liability for Taxes covered by such Tax Return; (b) timely and properly paid (or had paid on its behalf) all Taxes due and payable for all Tax periods or portions thereof whether or not shown on such Tax Returns; (c) established in such entity’s books of account, in accordance with ASPE (or if and to extent contemplated in this Agreement, IFRS) and consistent with past practices, adequate reserves for the payment of any Taxes not then due and payable; and (d) the Company (including any New Subsidiaries) will not incur any liability for Taxes for the period commencing on January 1, 2020 and ending on and including the Closing Date other than directly arising in the Ordinary Course of Business.

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3.20.2 The Company has withheld and collected all amounts required by Applicable Laws to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority within the time prescribed under any Applicable Laws.

3.20.3 Other than FSL and any New Subsidiaries, FSHC does not have any Tax Affiliates.

3.20.4 The Company has made (or caused to be made on its behalf) all estimated Tax payments required to have been made to avoid any underpayment penalties or interest.

3.20.5 There are no Liens for Taxes upon any assets of the Company. The Company has not requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

3.20.6 There is no Tax Contest pending or, to the Knowledge of the Vendors, threatened against the Company.

3.20.7 No deficiency for any Taxes has been proposed, asserted or assessed against the Company that has not been resolved and paid in full. No waiver, extension or comparable consent given by the Company regarding the application of the statute of limitations with respect to any Taxes or any Tax Return is outstanding, nor is any request for any such waiver or consent pending. There has been no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or any Tax Return that is currently pending, nor has there been any notice from a Governmental Authority to the Company regarding any such Tax, audit or other proceeding, or, to the Knowledge of the Vendors, is any such Tax audit or other proceeding threatened with regard to any Taxes or Tax Returns. There are no outstanding subpoenas or requests for information with respect to any of the Tax Returns of the Company.

3.20.8 Section 3.20.8 of FSHC’s Disclosure Letter lists all federal, state, provincial, federal, local and foreign income Tax Returns filed with respect to the Company for taxable periods ended on or after December 31, 2019, indicates whether those Tax Returns have been assessed and indicates which of those Tax Returns are currently the subject of an audit.

3.20.9 The Company has not made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that will result in any material amount of Tax in a Post-Closing Period.

3.20.10 The Company has never carried on business outside of Canada and has no liability for Taxes in a jurisdiction where it does not file a Tax Return, nor has the Company received notice from a taxing authority in such a jurisdiction that it is or may be subject to taxation by that jurisdiction.

3.20.11 The Company is not a party to any Tax allocation or sharing agreement.

3.20.12 The Company: (a) has not been a member of an affiliated group filing a consolidated Tax Return (other than a group the common parent of which was FSHC); and (b) does not have any liability for the Taxes of any Person (other than the Company) as a transferee or successor, by Contract, or otherwise.

3.20.13 To the Knowledge of the Vendors, no additional Taxes will be assessed against the Company for any Tax period or portion thereof ending on or prior to the Closing Date, and there are no unresolved questions, Actions or disputes concerning the liability for Taxes of the Company that would exceed the estimated reserves established on such entity’s books of account.

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3.20.14 There is no Contract, plan or arrangement, including this Agreement, by which any current or former employee of the Company would be entitled to receive any payment from the Company as a result of the transactions contemplated by this Agreement that would not be deductible.

3.20.15 None of FSHC or any of its Affiliates (including any New Subsidiaries) has been a member of any partnership or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Taxes potentially applicable as a result of such membership or holding has not expired.

3.20.16 The Company has not made an “excessive eligible dividend election” as defined in subsection 89(1) of the Tax Act in respect of any dividend paid, or deemed by any provision of the Tax Act to have been paid on any class of shares of its capital.

3.20.17 The Company has not made a capital dividend election under subsection 83(2) of the Tax Act in an amount which exceeds the amount in its capital dividend account at the time of such election.

3.20.18 There are no circumstances existing which could result in the application of section 15, 17, section 78, section 79, or sections 80 to 80.04 of the Tax Act, or any equivalent provision under applicable provincial law, to the Company or any subsidiary thereof. The Company has not claimed, and does not propose to claim, any reserve or credit under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of such entity for any period ending after the Closing Date.

3.20.19 Except pursuant to this Agreement or as specifically disclosed in writing to FFI, for purposes of the Tax Act or any other applicable tax statute, no Person or group of Persons has ever acquired or had the right to acquire control of the Company.

3.20.20 The Company has not acquired property or services from, or disposed of property or provided services to, a Person with whom it does not deal at arm’s length (within the meaning of the Tax Act) for an amount that is other than the fair market value of such property or services or in circumstances to which section 69 or 160 of the Tax Act could apply, nor has the Company been deemed to have done so for purposes of the Tax Act. For all transactions between the Company, on the one hand, and any non-resident Person with whom the Company was not dealing at arm’s length, for the purposes of the Tax Act, on the other hand, during a taxation year commencing after 1998 and ending on or before the Closing Date, the Company has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

3.20.21 FSHC has previously delivered or made available to FFI true and complete copies of: (a) all Tax Returns of the Company relating to Taxes for all taxable periods for which the applicable statute of limitations has not expired; and (b) all private letter rulings, revenue agency reports, information documents requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests, and any similar documents, submitted by, received by or agreed to by or on behalf of the Company relating to Taxes for all taxable periods for which the statute of limitations has not expired.

3.20.22 At all times since its incorporation, and until the signing of this Agreement, the Company has qualified as a “Canadian-Controlled Private Corporation” as defined for purposes of the Tax Act.

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3.20.23 The shares of the Company, including, for certainty, FSHC, FSL, and the New Subsidiaries, are not “taxable Canadian property” within the meaning of the Tax Act.

3.20.24 The Company, FSHC, FSL and the New Subsidiaries have complied with the requirements of the Excise Act, 2001 at all material times.

3.20.25 FSHC, FSL, and the New Subsidiaries have complied with the HST provisions of the ETA and are registered for HST and their registration numbers are:

3.21 Environmental Matters.

3.21.1 The Company and the Business are in compliance in all material respects with all applicable Environmental Laws, including all reporting and monitoring requirements thereunder, and there are no pending or, to the Knowledge of the Vendors, any threatened, Actions relating to any Environmental Laws. The Company has not received any notice of any non-compliance in respect of Environmental Laws, and there is no Remedial Action pending or, to the Knowledge of the Vendors, threatened against the Company. To the Knowledge of the Vendors, (a) there are no Hazardous Materials at, on, under or migrating to or from the Leased Premises or the 241 Queen Street Premises; and (b) there has not previously been any release of any Hazardous Materials at, on or under the Leased Premises.

3.21.2 To the Knowledge of the Vendors, no Leased Premises or the 241 Queen Street Premises contains any: (a) above-ground or underground storage tanks; or (b) landfills, surface impoundments or disposal areas (not including general garbage and recycling areas and containers).

3.21.3 FSHC has delivered to FFI copies of all reports, studies, analyses, or tests initiated by or on behalf of or in the possession of the Company or any of the Key Vendors pertaining to the environmental condition of, Hazardous Materials at, on or under, the Leased Premises or 241 Queen Street Premises, or concerning compliance by the Company or any other Person for whose conduct the Company or could be held responsible, with Environmental Laws.

3.22 Business Employees.

Section 3.22 of FSHC’s Disclosure Letter sets forth a true and complete list of the following information with respect to each Business Employee: name (or employee number), employer, title or position held, date of hire, whether or not they are entitled to overtime, current annual compensation (including base salary, commissions, bonus and deferred compensation), the amount of any accrued bonus as of the date of this Agreement annual vacation and other paid-time-off entitlements (in excess of employee entitlements required by Applicable Laws), and whether the Business Employee is on an approved leave or statutory leave of absence, and if so, the reason for such absence and the expected date of return if known by the Key Vendors.

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3.23 Employment Matters.

3.23.1 Except as set forth in Section 3.23 of FSHC’s Disclosure Letter: (a) the Company is in compliance with all Applicable Laws regarding employment and employment practices, labour relations, terms and conditions of employment, termination of employment, immigration, employment insurance, occupational health and safety, workers’ compensation, workplace safety and insurance, workplace harassment and violence, human rights, pay equity and wages and hours, including overtime; (b) the Company is not a party to or otherwise bound by any collective bargaining agreement or other agreement with a labor union or labor organization and to the Knowledge of the Vendors no collective bargaining agreement is currently being negotiated by the Company; (c) to the Knowledge of the Vendors there is no, nor has there been any in the past three (3) years, organizational campaign or other effort to cause a union or labour organization to be recognized or certified as a representative on behalf of the Business Employees in dealing with the Company nor has any union or labour organization applied to have the Company declared a common or related employer under Applicable Law; (d) there is no pending or, to the Knowledge of the Vendors, threatened labour strike or organized work stoppage involving the Business Employees; (e) there is no pending or, to the Knowledge of the Vendors, threatened Action, nor has there been any Action filed against the Company in the three (3) years prior to Closing, involving any current or former employee or independent contractor of the Company, including in relation to any provincial, federal, local or foreign: (i) fair employment practices agency relating to any claim or charge of discrimination or harassment in employment; (ii) agency relating to any claim or charge concerning hours of work, wages or employment practices; (iii) unfair labor practice; (f) the Company has not retained or engaged as an independent contractor any Person who has been found by a Governmental Authority to have been mischaracterized as an independent contractor in accordance with Applicable Laws; (g) there are no claims, Actions, proceedings or investigations pending or threatened against the Company or any Business Employees, former employees, directors or former directors of the Company involving the Company; (h) the Company has complied with the terms and conditions of all employment Contracts and Contracts with independent contractors to which the Company is a party; (i) to the Knowledge of the Vendors, no Business Employee or independent contractor of the Company is performing any job duties or engaging in other activities on behalf of the Company that would violate any employment, non-competition, non-solicitation or nondisclosure agreement between such individual and any former employer; and (j) as of the date of this Agreement, no Business Employee or independent contractor of the Company holds a temporary work authorization, visa or permit in relation to the Company. All salaries, wages, compensation, commissions, withholdings, deductions and remittances related to the employment or engagement of the Business Employees or independent contractors of the Company that are due to be paid on or before the Closing Date in accordance with the payment practices of the Company will be fully paid as of the Closing Date.

3.23.2 All independent contractors, consultants or any other Persons who are receiving remuneration for work or services provided to the Company (if any) as of the date of this Agreement have at all times been accurately classified by the Company with respect to such services as an employee or an independent contractor. The Company has not received any notice in writing or any notice from any Governmental Authority disputing the classification of individuals as independent contractors.

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3.23.3 There are no outstanding assessments, penalties, premiums, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance and Company has not been reassessed under such legislation during the past three (3) years and no audit of Company is currently being performed pursuant to any applicable workplace safety and insurance and there are no potential inspection orders, violations, investigations or prosecutions against the Company under any health and safety laws. There are no claims or potential claims which may materially adversely affect Company’s accident cost experience. The Company has provided all health and safety orders, instructions, inspection reports, testing results, Joint Health and Safety Committee minutes for the past three (3) years, record of health and safety audits under applicable occupational health and safety legislation (“OH&S”). There are no charges made or pending against the Company under OH&S. The Company has complied with any orders issued under OH&S and there are no appeals of any orders under OH&S currently outstanding. No allegations of sexual harassment or sexual misconduct have been made against any director, officer or manager of the Company and the Company has not entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any current or former director, officer, manager or employee in the past three (3) years.

3.23.4 Except as set out in Section 3.23 of FSHC’s Disclosure Letter, the Company has no severance plans or other plans, nor any Contracts that provide for severance, termination or similar payments or entitlements of more than the employees’ minimum under the Employment Standards Act, 2000 or that require a payment as a result of a change of control of the Company.

3.23.5 No Business Employee or independent contractor of the Company is subject to any secrecy, non-solicitation or non-competition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such Business Employee or independent contractor to carry out fully all activities of such Business Employee or independent contractor in furtherance of the Business.

3.23.6 The Company has not made any loans (except advances for business travel, lodging or other expenses in the Ordinary Course of Business) to any Business Employee or independent contractor of the Company.

3.23.7 Except as set forth in Section 3.10 of this Agreement and Section 3.10 of FSHC’s Disclosure Letter, there has been no lay-off of employees or work reduction program undertaken by or on behalf of the Company in the past two (2) years, and no such program has been adopted by the Company or publicly announced. Any employees whose employment has been terminated in the two (2) years up to and including immediately prior to Closing (and the amount of any severance and/or termination payments paid (or to be paid in connection with employees to be terminated at Closing) to such employees), and any employees who are currently in a period of working notice of termination (including the date of the notice and the termination date) are listed in Section 3.23 of FSHC’s Disclosure Letter. All severance or termination payments required to be paid to such employees, as well as any and all wages, vacation pay, overtime pay or other compensation owing to these employees has been paid or will have been paid prior to Closing.

3.23.8 The Company has deducted and paid to the appropriate Governmental Authority all payroll source deductions as required, including, without limitation, workers’ compensation, employment insurance, Canada Pension Plan and income tax.

3.24 Employee Benefit Matters.

3.24.1 Section 3.24 of FSHC’s Disclosure Letter sets forth a true and complete list of all Employee Benefit Plans of the Company. The Company does not maintain, nor has it ever had or maintained, any Employee Benefit Plan other than those set forth in Section 3.24 of FSHC’s Disclosure Letter.

3.24.2 Copies of each written Employee Benefit Plan, as amended to the date of this Agreement, as well as summary descriptions of the Employee Benefit Plans provided to plan members, the most recent actuarial reports, annual information reports and investment reports and any Employee Benefit Plan financial statements and statements of investment policies and procedures have been provided to or made available to FFI. In the case of each unwritten Employee Benefit Plan, a written description thereof that accurately describes all material provisions of that Employee Benefit Plan, as amended to the date of this Agreement, has been provided to or made available to FFI.

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3.24.3 There have been no promised improvements, increases or changes to the benefits provided under any Employee Benefit Plan.

3.24.4 Each Employee Benefit Plan has been administered in compliance with Applicable Laws. Where Applicable Laws require an Employee Benefit Plan to be funded or insured, each such Employee Benefit Plan is fully funded or fully insured on both an ongoing and solvency basis.

3.24.5 There is no investigation, examination, proceeding, action, suit or claim (other than routine claims for benefits) pending or threatened involving any Employee Benefit Plan, and no facts exist which presently or after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination, proceeding, action, suit or claim (other than routine claims for benefits).

3.24.6 All data necessary to administer each Employee Benefit Plan is in the possession or control of the Company, and is complete, correct and in a form which is sufficient for the lawful administration of the Employee Benefit Plans.

3.24.7 None of the Employee Benefit Plans is a “registered pension plan” (as defined in section 248(1) of the Tax Act) or provides post-employment benefits.

3.24.8 None of the Employee Benefit Plans requires or permits a retroactive increase in premiums or payments, and the level of insurance reserves, if any, under any insured or self- insured Employee Benefit Plan is reasonable and sufficient to provide for all incurred but unreported claims.

3.24.9 Neither the execution of this Agreement nor the completion of any of the transactions contemplated by this Agreement will:

3.24.9.1 result in any payment (including bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit or enhanced benefit) becoming payable under any Employee Benefit Plan;

3.24.9.2 increase any benefits otherwise payable under any Employee Benefit Plan;

3.24.9.3 entitle any Business Employee to any job security or similar benefit or any enhanced benefits; or

3.24.9.4 result in the acceleration of the time of payment or vesting of any benefits otherwise payable under any Employee Benefit Plan, or result in any Employee Benefit Plan becoming terminable other than at the sole and unfettered discretion of the Company.

3.25 COVID-19 Relief

Except as set out in Section 3.25 of FSHC’s Disclosure Letter, the Company has taken no action which could give rise to any Liabilities at or following Closing: (a) under any federal, provincial or local governmental relief programs established in response to the 2020 coronavirus pandemic; (b) for any deferred compensation or rental payment; or (c) for any deferral of payment of the Company’s share of employment insurance, employer health tax, or any other payroll Taxes, as applicable.

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3.26 Insurance.

Section 3.26 of FSHC’s Disclosure Letter sets forth a true and complete list (including the name of the insurer, insured(s), the policy number, the type of coverage, the self-retention amount and the policy expiration date) of, and FSHC has previously delivered or made available to FFI true and complete copies of, all insurance policies and fidelity bonds covering the assets and properties of the Company, including the Leased Premises. Except as set forth in Section 3.26 of FSHC’s Disclosure Letter: (a) all such policies and bonds are valid and binding, are in full force and effect, are sufficient for compliance with all material requirements of Applicable Laws and insure against risks and liabilities customary for the Business; (b) the Company has complied in all material respects with the provisions thereof (including the timely payment of all premiums due thereunder); (c) there has not been and is not currently pending any claim under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds; and (d) after the Closing, the Company will continue to have coverage under such policies and bonds with respect to events occurring prior to or on the Closing Date. The Company is not self-insured.

3.27 Related Party Transactions.

Except as set forth in Section 3.27 of FSHC’s Disclosure Letter, there are no Contracts, loans, leases or other agreements or transactions between (a) any of the Vendors or any of their respective Affiliates or associates, on the one hand, and the Company, on the other hand; (b) the Company, on the one hand, and on the other hand (i) any present or former director, officer or employee of the Company or any former Affiliate or associate of the Company; (ii) any present or former equity holder of the Company; or (iii) to the Knowledge of the Vendors, any associate of such director, officer or employee, or equity holder; or (c) to the Knowledge of the Vendors, the Vendors, on the one hand, and on the other hand (i) any present or former director, officer or employee of the Company or any former Affiliate or associate of the Company; (ii) any present or former equity holder of the Company; or (iii) any associate of such director, officer or employee, or equity holder. No director, officer, employee or equity holder of the Company or, to the Knowledge of the Vendors, any of their respective Affiliates or associates (a) is engaged in, or serves as an officer or director of any person engaged in, competition with the Company; or (b) has business dealings or a material financial interest in any transaction with the Company.

3.28 Bank Accounts; Powers of Attorney; Directors and Officers.

Section 3.28 of FSHC’s Disclosure Letter sets forth a true and complete list of: (a) all bank accounts and safe deposit boxes of the Company and all persons authorized to sign or otherwise act with respect thereto as of the date of this Agreement; (b) all Persons holding a general or special power of attorney granted by the Company; and (c) all directors and officers of the Company.

3.29 Insolvency.

3.29.1 The Company is not insolvent and will not be rendered insolvent as a result of the completion of the Contemplated Transactions. For the purposes hereof, “insolvent” means that the sum of the debts and other probable Liabilities of the Company exceeds the present fair saleable value of its assets.

3.29.2 Immediately prior to the completion of the Contemplated Transactions, the Company will be able to pay its Liabilities as they become due in the Ordinary Course of Business.

3.30 No Broker.

3.30.1 Except as set out in Section 3.30 of FSHC’s Disclosure Letter, no broker, finder, investment banker or other intermediary is entitled or has claimed to be entitled to any fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or the Vendors.

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3.30.2 Upon issuance of the Broderick Shares to Broderick Capital Corp in accordance with this Agreement, no debts, liabilities or other obligations will remain owing to Broderick Capital Corp. by FSHC or any of its Affiliates, including pursuant to or in connection with the consulting service agreement dated February 1, 2020 between FSHC and Broderick Capital Corp.

3.31 Investment Canada Act and Competition Act.

Neither the aggregate value of the assets in Canada of FSHC (inclusive of entities controlled by FSHC), nor the gross revenues from sales in or from Canada generated from the assets in Canada of FSHC (inclusive of entities controlled by FSHC), exceed CAD $96 million; all as determined pursuant to Part IX of the Competition Act and the regulations promulgated thereunder.

3.32 CASL.

The Company, and has at all times been, and pursuant to its current Ordinary Course of Business will in the future be, in compliance with CASL, as CASL exists as at the date hereof. The Company has not received any inquiries, warning letters, notices to produce, notices of investigation or notices of violation from the CRTC or any other applicable Governmental Authority, or been subject to a warrant or injunction, been assessed any administrative monetary penalties by the CRTC, been the subject of a compliance and enforcement decision or entered into or discussed an undertaking with the CRTC as a result of non-compliance or alleged non-compliance with CASL, and the Company has not otherwise been subject to any enforcement actions with respect to CASL. Further, the Company shall provide to the FFI true and complete details of all CEM distribution lists used by or on behalf of the Company, and for each list has accurately described the provenance/origin of the list. The Company has adequate records as may be required by the CRTC or other Governmental Authority evidencing, as applicable: (a) each such express consent (including the date and manner that such consent was obtained); (b) the facts giving rise to each such implied consent and the date on which each such implied consent expires; (c) the facts supporting each such determination that no consent is required (as applicable); and (d) the date on which each applicable unsubscribe request/withdrawal of consent was received and given effect. Company has adequate records as may be required by the CRTC or other Governmental Authority evidencing the date of sending and content of each CEM sent by or on behalf of the Company in the last five years prior to the Closing Date.

3.33 Product Liability.

The Company has not been subject to any product recall, product liability or product warranty claims. To the Knowledge of the Vendors, there is no reasonable basis or grounds under Applicable Law for effecting any product recall relating to, or in respect of, any product sold by the Company since October 17, 2018.

3.34 Advice of Counsel.

The Company and each Key Vendor (a) has been or has had the opportunity to be represented by legal counsel with respect to the negotiation of this Agreement; (b) has been or has had the opportunity to be advised by legal counsel as to its rights and obligations with respect to this Agreement; and (c) has had the opportunity to participate in the review and drafting of this Agreement.

3.35 Full Disclosure.

The representations and warranties of FSHC and the Key Vendors contained in this Agreement and each Ancillary Agreement, including those set forth in FSHC’s Disclosure Letter and in any certificate or other material delivered under hereunder or thereunder, are accurate and complete, do not contain any untrue statement of a material fact or, considered in the context in which presented, omit to state a material fact necessary in order to make the statements and information contained herein and therein not misleading.

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3.36 Reliance.

In making its decision to execute and deliver this Agreement and to consummate the Contemplated Transactions, FSHC and each Key Vendor has relied solely upon the representations and warranties of FFI set forth in Article 5 (and acknowledges that such representations and warranties are the only representations and warranties made by FFI, FFHC or any of their Affiliates or any of their respective current or former shareholders, directors, officers, employees, advisors or other representatives in connection with this Agreement and the Contemplated Transactions and has not relied upon any other information provided by, for or on behalf of FFI, FFHC or any of their Affiliates or in connection with this Agreement, to FSHC or any Key Vendor in connection with the Contemplated Transactions. FSHC and each Key Vendor is not relying on, and acknowledges that no current or former shareholder, director, officer, employee, advisor or other representative of FFI, FFHC or any of their Affiliates or any other Person has made or is making, any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE KEY VENDORS

As an inducement to FFHC and FFI to enter into this Agreement and to complete the Contemplated Transactions, each Key Vendor (severally and not jointly as to each other Key Vendor) hereby represents and warrants to FFHC and FFI as follows:

4.1 Authority, Validity and Effect.

The Key Vendor has all requisite power and authority or capacity to enter into and perform such Key Vendor’s obligations under this Agreement and the Ancillary Agreements to which such Key Vendor is a party and to consummate the Contemplated Transactions, and this Agreement has been duly executed and delivered by such Key Vendor pursuant to all necessary authorization and is the legal, valid and binding obligation of such Key Vendor, enforceable against such Key Vendor in accordance with its terms, except as such enforcement may be limited by (a) the Enforceability Limitations; or (b) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in law or equity. Such Key Vendor, if not an individual, is (a) duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, continuance or formation, as applicable; and (b) duly qualified to do business, and in good standing, in each jurisdiction in which the character of the properties owned or leased by it or in which the conduct of its business requires it to be so qualified, except where the failure to be so qualified or to be in good standing would not prevent it from consummating the Contemplated Transactions.

4.2 No Conflicts; Required Consents.

4.2.1 The execution and delivery by the Key Vendor of this Agreement and each Ancillary Agreement to which the Key Vendor is a party do not, and the completion by the Key Vendor of the Contemplated Transactions will not: (a) conflict with or violate any provision of the Organizational Documents of the Key Vendor; (b) conflict with or violate any Applicable Laws binding upon or applicable to the Key Vendor or any of its, his or her FS Shares; or (c) assuming that all consents, approvals, filings, notifications and other actions referred to in Section 3.3.2 of FSHC’s Disclosure Letter are obtained, given or taken, conflict with, violate, result in a breach of the terms, conditions or provisions of, constitute a default or an event that, with notice or lapse of time or both, would become a default under, give to others any rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Lien upon the FS Shares under, any Contract or Licence to which the Key Vendor is a party or by which the Key Vendor is bound.

4.2.2 Except as set forth in Section 3.3.2 of FSHC’s Disclosure Letter, no consent, approval or authorization of, or registration, declaration or filing with, or notification to, any Governmental Authority or under any Contract is required to be obtained, made or given by the Key Vendor as a result of its or his execution, delivery and performance of this Agreement or the completion of the Contemplated Transactions.

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4.3 Ownership of the Key Vendors’ FS Shares.

Each Key Vendor owns, beneficially and of record, and has good and valid title to, the number of FS Shares set forth opposite the Key Vendor’s name on Annex 1, as applicable, free and clear of any and all Liens. Except as set forth in the Organizational Documents of the Company, there are no limitations or restrictions on such Key Vendor’s right to transfer the FS Shares owned by the Key Vendor.

4.4 Legal Proceedings.

There is no Action pending or, to the knowledge of the Key Vendor, threatened against or affecting the Key Vendor that, if determined or resolved adversely to the Key Vendor, would have a material adverse effect on the Key Vendor’s ability to perform its, his or her obligations hereunder or to timely complete the Contemplated Transactions.

4.5 Residency; Insolvency.

Each of the Key Vendors is a resident of Canada for purposes of the Tax Act. The Key Vendor is not an insolvent Person and will not be rendered insolvent as a result of the completion of the Contemplated Transactions.

4.6 FFHC Shares.

4.6.1 The FFHC Shares to be issued to the Key Vendors in connection with the Contemplated Transactions are being acquired as principal for the Key Vendor’s own account for investment and will not be transferred by the Key Vendor in violation of Applicable Laws. No Person other than the Key Vendor has any interest in or any right to acquire the FFHC Shares issuable to the Key Vendor. The Key Vendor’s financial condition is such that the Key Vendor is able to bear the risk of holding such FFHC Shares for an indefinite period of time and the risk of loss of the Key Vendor’s entire investment in FFHC.

4.6.2 The Key Vendor has performed its own due diligence investigation with respect to the acquisition of the FFHC Shares to the extent the Key Vendor has deemed necessary or desirable. No representations or warranties have been made to the Key Vendor by FFHC, FFI, the Company or any stockholder, officer, director, employee, agent or representative of FFHC, FFI or the Company, other than as set forth in this Agreement.

4.6.3 The Key Vendor acknowledges that the investment in the FFHC Shares is speculative and involves a high degree of risk of loss of the entire investment in FFHC.

4.6.4 The Key Vendor has such knowledge and experience in financial and business matters that the Key Vendor is capable of evaluating the merits and risks of acquisition of the FFHC Shares to be issued to such Key Vendor in connection with the Contemplated Transactions and of making an informed investment decision with respect thereto.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF FFHC AND FFI

As an inducement to the Key Vendors to enter into this Agreement and to complete the Contemplated Transactions, FFI and FFHC hereby represent and warrant to the Key Vendors as set out in Annex 8 and as follows:

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5.1 Organization.

Each of FFHC and FFI is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or continuance, as applicable.

5.2 Authorization.

Each of FFHC and FFI has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to complete the Contemplated Transactions. The execution, delivery and performance by each of FFHC and FFI of this Agreement and each Ancillary Agreement to which it is a party and the completion by FFHC and FFI of the Contemplated Transactions have been duly authorized and approved by all necessary corporate action on the part of FFHC and FFI. This Agreement has been, and each Ancillary Agreement to be executed and delivered by FFHC and FFI at the Closing will be, duly and validly executed and delivered by FFHC and FFI, as the case may be, and (assuming due authorization, execution and delivery by the Vendors) this Agreement constitutes, and upon their execution and delivery each such Ancillary Agreement (assuming due authorization, execution and delivery by the other parties thereto) will constitute, the legal, valid and binding obligation of FFHC and FFI, enforceable against each of FFHC and FFI in accordance with their respective terms, subject to the Enforceability Limitations.

5.3 No Conflicts; Required Consents.

5.3.1 The execution and delivery by FFHC and FFI of this Agreement and each Ancillary Agreement to which FFHC or FFI, as the case may be, is a party do not, and the completion by FFHC and FFI of the Contemplated Transactions will not, (a) conflict with or violate any provision of FFHC’s or FFI’s Organizational Documents; or (b) assuming that all consents, approvals, filings, notifications and other actions referred to in Section 3.3.2 of FSHC’s Disclosure Letter are obtained, given or taken, (i) conflict with or violate any Applicable Laws binding upon or applicable to FFHC or FFI or any of their respective material assets or properties; or (ii) conflict with, violate, result in a breach of the terms, conditions or provisions of, constitute a default or an event that, with notice or lapse of time or both, would become a default under, give to others any rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Lien upon the FFHC Shares or any assets or properties of FFHC or FFI under, any material Contract or Licence to which FFHC is a party or by which FFHC or FFI or any of their respective material assets or properties is bound.

5.3.2 Subject to obtaining the TSX Approval and the FFI Approvals, no consent, approval or authorization of, or registration, declaration or filing with, or notification to, any Governmental Authority or any other third party is required to be obtained, made or given by FFHC or FFI as a result of the execution, delivery and performance of this Agreement by them or the completion of the Contemplated Transactions.

5.4 Capitalization.

5.4.1 The authorized share capital of FFHC consists of an unlimited number of FFHC Shares, of which, as of October 28, 2020, 178,134,734 FFHC Shares are issued and outstanding.

5.4.2 The authorized share capital of FFI consists of an unlimited number of common shares, of which 11 common shares are issued and outstanding as of the date of this Agreement.

5.4.3 The Consideration Shares, when issued and delivered in accordance with this Agreement, will be duly authorized, validly issued, fully paid and non-assessable, and will not be issued in violation of any Applicable Laws, and will not be subject to and will not be issued in violation of any preemptive rights, rights of first refusal or rights of first offer. Notwithstanding the foregoing, the issuance of the Consideration Shares may result in the right of 2707031 Ontario Inc. to acquire additional securities of FFHC pursuant to the terms of a certain amended and restated investor rights agreement dated September 16, 2020 between FFHC and 2707031 Ontario Inc. (such agreement available on www.sedar.com).

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5.5 Public Record.

The documents comprising the FFHC Public Disclosure Record, as of their respective dates (and taking into account any subsequently filed documents), were filed in a timely manner and were true, correct and complete at the applicable time (other than as may have been subsequently amended in the FFHC Public Disclosure Record) and did not contain any Misrepresentation. FFHC has not filed any confidential material change report with any applicable securities regulatory authority which remains confidential as of the date of this Agreement. FFHC is a “reporting issuer” under the securities laws of each of the provinces of Canada other than Quebec and is not in material default of any of the requirements of securities legislation in such jurisdictions. The FFHC Shares are listed and posted for trading on the TSX under the symbol “FAF”.

5.6 Certificates.

The form and terms of definitive certificates or DRS Advice representing the FFHC Shares to be issued in connection with the Contemplated Transactions have been duly approved and adopted by FFHC and comply with all requirements under the Organizational Documents of FFHC and Applicable Laws, including applicable stock exchange requirements.

5.7 Due Issuance.

On the Closing Date, the Consideration Shares issuable to the Key Vendors will be duly and validly created, authorized, allotted and reserved for issuance and approved for listing on the TSX and, upon issuance in accordance with the terms of this Agreement and receipt of the deliverables of the Company and the Key Vendors under this Agreement, will be issued as fully paid and non-assessable common shares of FFHC.

5.8 No Orders.

No Governmental Authority has issued any order which is currently outstanding preventing or suspending trading in any securities of FFHC, and no such proceeding is, to the knowledge of FFHC, pending, contemplated or threatened. FFHC does not have in place a shareholder right protection plan.

5.9 No Broker.

Other than as set out in Section 5.9 of the Purchaser’s Disclosure Letter, no broker, finder, investment banker or other intermediary is entitled or has claimed to be entitled to any fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of FFHC or FFI.

5.10 Full Disclosure.

The representations and warranties of FFI and FFHC contained in this Agreement and each Ancillary Agreement, including those set forth in any certificate or other material delivered under hereunder or thereunder, are accurate and complete, do not contain any untrue statement of a material fact or, considered in the context in which presented, omit to state a material fact necessary in order to make the statements and information contained herein and therein not misleading.

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ARTICLE 6

COVENANTS

6.1 Interim Operations.

From the date of this Agreement until the earlier of the Closing Date or the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Termination Date”), except as otherwise provided in in this Agreement, the Company will, and the Key Vendors will cause the Company (and to the extent applicable, the Subsequent Vendors) to: (a) conduct the Business only in the Ordinary Course of Business; (b) use its commercially reasonable efforts to preserve intact the business organization and goodwill of the Business, to maintain the Company’s relationships with its customers and other Persons having business dealings with the Company; and (c) use commercially reasonable efforts to obtain a Retail Store Authorization in respect of each Holdback Location; (d) maintain levels of Inventory sufficient to operate in the Ordinary Course of Business, and to consult with FFI from time to time in connection with any new Inventory purchases, provided that in the event that FFI does not provide any feedback to the Company in connection with such purchases within twenty-four (24) hours of notice thereof by the Company, the Company shall be permitted to proceed with such purchase in the Ordinary Course of Business; (e) use commercially reasonable efforts to correct the Trademark Applications such that the applicant’s name is “Friendly Stranger Holdings Corp.”; (f) amend and refile FSHC’s tax returns for the year ended December 2019 (the “Amended Returns”); and (g) use commercially reasonable efforts to make any amendments to any Retail Store Authorizations or lease or sublease to which the Company is a party such that the address on each Retail Store Authorization matches the address on the applicable Leased Premises.

6.1.1 Without limiting the generality of the foregoing, except as expressly permitted or required by this Agreement or as approved in writing by FFI, such approval by FFI to not be unreasonably withheld or delayed, from the date of this Agreement until the earlier of the Closing Time or the termination of this Agreement, the Company will not, and the Key Vendors will not permit the Company to:

6.1.1.1 amend or otherwise change any of its Organizational Documents;

6.1.1.2 authorize, issue, sell or transfer any share capital or other equity interests of the Company or any securities convertible into or exercisable or exchangeable for share capital or other equity interests of the Company, or adjust, split or reclassify any share capital or other equity interests of the Company, other than the issuance of FS Shares in connection with: (a) the completion of the Pre-Closing Transactions; and (b) the Broderick Shares;

6.1.1.3 declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or other property) in respect of any share capital or other equity interests of the Company;

6.1.1.4 other than in connection with the completion of the Pre-Closing Transactions, merge or consolidate with any other Person or acquire any business or assets of any other Person (whether by merger, stock purchase, asset purchase or otherwise), or form any subsidiary;

6.1.1.5 adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

6.1.1.6 make any material change in the operation of the Business, except such changes as may be required to comply with this Agreement, any Ancillary Agreement or any Applicable Laws;

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6.1.1.7 with the exception of any capital expenditures reasonably incurred for the build out of Cannabis Retail Stores at the Leased Premises and which have been disclosed in writing to FFI, make, authorize or make any commitment with respect to, or any other single capital expenditure that is in excess of $10,000 or capital expenditures that are, in the aggregate, in excess of $50,000;

6.1.1.8 except in connection with: (a) operations in the Ordinary Course of Business; (b) the Broderick Payment; or (c) the termination of the Terminating Leases, and upon terms not materially adverse to the Company or any applicable subsidiary thereof, amend in any material respect, or terminate (other than in accordance with its terms) any Material Contract, or waive, release or assign any material rights or claims thereunder;

6.1.1.9 except in connection with operations in the Ordinary Course of Business and upon terms not materially adverse to the Company, enter into any Material Contract;

6.1.1.10 sell, lease (as lessor), transfer or otherwise dispose of, or mortgage, encumber, pledge or impose any Lien on, any of its assets or properties, other than: (a) dispositions of immaterial assets or properties for fair value in the Ordinary Course of Business; or (b) the termination of the Terminating Leases;

6.1.1.11 create, incur, assume or guarantee any Indebtedness, or extend or modify any existing Indebtedness, except with respect to the Debentures to the extent required to complete the Pre-Closing Transactions;

6.1.1.12 make any loans, advances or capital contributions to, or investments in, any Person, other than advances of expenses to Business Employees in the Ordinary Course of Business;

6.1.1.13 cancel any debts owed to, or waive any material claims or rights held by, the Company;

6.1.1.14 commence, settle or compromise any Action by or against the Company, other than settlements entered into in the Ordinary Course of Business and requiring only the payment of monetary damages in an aggregate amount not to exceed $10,000;

6.1.1.15 incur expenses other than Transaction Expenses (but including legal or other professional fees that are not Transaction Expenses) in excess of $10,000 in the aggregate in connection with any ongoing, new or proposed Action involving or relating to the Company;

6.1.1.16 except as required by Applicable Laws or any existing Contract in effect on the date of this Agreement: (a) institute or announce any increase in the compensation, bonuses or other benefits payable to any of its executive employees; (b) enter into or amend any employment, consulting, severance or change of control agreement with any such Person; or (c) enter into or adopt any Employee Benefit Plan;

6.1.1.17 hire or promote any employee or engage any consultant or independent contractor, other than an individual to the position of sales associates (or analogous position) at any Cannabis Retail Store;

6.1.1.18 enter into any transaction with any of its Affiliates, except transactions that are at prices and on terms and conditions not less favorable to the Company than could be obtained on an arm’s-length basis from unrelated third parties and except for transactions solely between one or more of the entities making up the Company;

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6.1.1.19 make any change in the accounting methods, principles or policies of the Company, other than any change required by Applicable Laws or a change in ASPE or IFRS, as applicable;

6.1.1.20 fail to file any Tax Return when due or pay any Tax when due (other than Taxes being contested in good faith), or make or change any Tax election;

6.1.1.21 fail to pay any accounts payable when due or within a reasonable period of time thereafter (other than amounts being contested in good faith) or fail to use commercially reasonable efforts to collect any accounts receivable when due;

6.1.1.22 fail to renew or otherwise keep in full force and effect and maintain in good standing any material Licence relating to the Business, including but not limited to all Retail Operator Licences and Retail Store Authorizations;

6.1.1.23 enter into any statments of work pursuant to or in connection with the preferred partnership agreement dated: 11111111111111111111111111111111111111111111111111111111111111111111111111111111

111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111111

without FFI’s consent, not to be unreasonably withheld if the statement of work complies with Applicable Laws; or

6.1.1.24 fail to use its commercially reasonable efforts to take all required steps and actions (including the payment of all fees and expenses payable to any Governmental Authority or other commercially reasonable fees and expenses) necessary to obtain, and maintain in good standing, Retail Store Authorizations for any of the Leased Premises for which a Retail Store Authorization has not been issued as of the date of this Agreement.

6.1.2 If required by FFHC under Applicable Law the Company and the Key Vendors will cooperate (and to the extent applicable, the Key Vendors will cause the Subsequent Vendors to cooperate) with FFHC in FFHC’s preparation of a business acquisition report (“BAR”) related to the Contemplated Transactions as may be required under NI 51-102 (or such other instrument which incorporates the BAR requirements of NI 51-102). For certainty, such cooperation shall include, but is not limited to, affording FFHC and its officers, directors, employees, agents and advisors with such access to the Books and Records and other financial, legal, or tax materials as may be reasonably requested by FFHC for use by it in connection with the preparation of such BAR. For certainty, this provisions of this Section 6.1.2 shall continue until such time as the disclosure of FFHC contemplated by this Section 6.1.2 has been filed on SEDAR or is otherwise determined by FFHC to not be required under Applicable Law.

6.2 Pre-Closing Transactions.

6.2.1 As soon as practicable following the date hereof until the earlier of the Closing Date or the Termination Date, the Company will (and the Key Vendors will cause the Company and to the extent applicable, the Subsequent Vendors, to), subject to compliance with Applicable Laws, cause the following to be completed effective no later than the time immediately prior to Closing (collectively, the “Pre-Closing Transactions”):

6.2.1.1 the exercise of all outstanding Options into FS Shares in accordance with this Agreement, the Simplified Acquisition Agreements and the terms of the applicable Option Agreements, such that at Closing no Options will remain issued and outstanding;

6.2.1.2 the conversion of all outstanding Debentures (including, for certainty, the principal amount, together with any accrued and unpaid interest thereon) into FS Shares in accordance with this Agreement, the Simplified Acquisition Agreements and the terms of the certificates representing such Debentures, such that at Closing no Debentures will remain issued and outstanding and no amounts will remain owing thereunder; and

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6.2.1.3 the exercise of all Acquisition Rights in accordance with the terms of this Agreement and the applicable Licence Acquisition Agreements, such that no later than the time immediately prior to Closing all Persons (or entities controlled by such Persons) that were the subject of Acquisition Rights either: (a) become New Subsidiaries; or (b) have transferred to the Company all Licences necessary to operate the applicable Cannabis Retail Store in accordance with all Applicable Laws, together with any other related Contracts, applications and assets applicable thereto.

6.2.2 The Representative shall keep FFI fully informed regarding such Pre-Closing Transactions, including providing to FFI and its authorized representatives all documentation and information relating to the Pre-Closing Transactions as FFI may reasonably request, including all communications in any form with any Persons in connection therewith.

6.2.3 Without limiting the generality of Section 6.2.2, the Company will give FFI and its legal counsel a reasonable opportunity to review and comment on drafts (including any amendments thereto) of any:

6.2.3.1 Debentures, Option Agreements, Licence Acquisition Agreements and other Contracts relating thereto which will be entered into; and

6.2.3.2 submissions, applications or filings with any Governmental Authority made, by the Company prior to Closing, and will give reasonable consideration to any comments made thereon by FFI and its legal counsel. FSHC will promptly notify FFI if it becomes aware that any such Debenture, Option Agreement, Licence Acquisition Agreement or other Contract contains a Misrepresentation, or otherwise requires an amendment or supplement. FSHC will prepare any such amendment or supplement as required or appropriate and will give FFI and its legal counsel a reasonable opportunity to review and comment thereon.

6.2.4 Upon the written request of FFI, FSHC will, and if applicable cause any Affiliate to, collaborate with FFI in good faith and acting reasonably to develop a communication plan for any or all of the Debenture Holders, Option Holders and Licensee Shareholders.

6.2.5 The Company will: (a) ensure that: (i) the Pre-Closing Transactions are completed; and (ii) any Contracts entered into by the Company in connection with the Pre-Closing Transactions are, in compliance with Applicable Laws; (b) ensure that any Contracts entered into by the Company in connection with the Pre-Closing Transactions do not contain any Misrepresentation; and (c) provide each of the Option Holders, Debenture Holders and Licensee Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters applicable to the Pre-Closing Transactions and the Contemplated Transactions.

6.2.6 At least five (5) Business Days prior to the Closing Date, the Representative shall deliver to FFI:

6.2.6.1 a certificate confirming (a) all outstanding Options, Debentures and Acquisition Rights that exist and that will exist at the time immediately prior to Closing; and (b) all FS Shares that have been or that will be issued in connection with the Pre- Closing Transactions, including the number of FS Shares and the holders thereof; and

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6.2.6.2 complete and accurate copies of all Contracts entered into by the Company in connection with the Pre-Closing Transactions (to the extent not already delivered prior to the date thereof).

6.3 Access to Information.

6.3.1 From the date of this Agreement until the earlier of the Closing Date or the Termination Date, FSHC will (and the Key Vendors will cause the Company and to the extent applicable, the Subsequent Vendors, to), subject to compliance with Applicable Laws:

6.3.1.1 furnish to FFI and its authorized representatives such additional information relating to the Company and the Business as FFI may reasonably request, including all communications in any form received by the Company from the AGCO and any other Governmental Authority; and

6.3.1.2 sign all necessary documents to authorize all Governmental Authorities to disclose to FFI and its authorized representatives such additional information relating to the Company and the Business as FFI may reasonably request.

6.3.2 No investigation by any Party, any of its Affiliates or any of their respective representatives or other information received by such Party, any of its Affiliates or any of their respective representatives shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the other Parties in this Agreement or in any Ancillary Agreement.

6.4 Notice of Certain Events.

6.4.1 From the date of this Agreement until the earlier of the Closing Date and the Termination Date, FSHC will (and the Key Vendors will cause the Company and to the extent applicable, the Subsequent Vendors, to) promptly notify FFI in writing of: (a) any material adverse change in the Business; (b) any breach of or default under this Agreement, or any event that would reasonably be expected to become a breach or default under this Agreement on or prior to the Closing; (c) any notice or other communication from any third Person (including the AGCO and any other Governmental Authority) alleging that the consent of such third Person (or Governmental Authority) is or may be required in connection with the Contemplated Transactions; (d) any Actions commenced or, to the Knowledge of the Vendors, threatened against the Company or any Person (or any entity controlled by such Person) that is the subject of an Acquisition Right, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.12 or that relate to the completion of the Contemplated Transactions; and (e) any communications from any Governmental Authority relating to any Licence held or applied for by the Company or any Person (or any entity controlled by such Person) that is the subject of an Acquisition Right, including all Retail Operator Licences and Retail Store Authorizations.

6.4.2 From the date of this Agreement until the earlier of the Closing Date or the Termination Date, FFI will promptly notify the Representative, on behalf of the Key Vendors, in writing of: (a) any breach of or default under this Agreement by FFI or FFHC, or any event that would reasonably be expected to become a breach or default under this Agreement on or prior to the Closing; (b) any material adverse change in the business conducted by FFHC and its Affiliates taken as a whole; and (c) any notice or other communication from any third Person (including the AGCO and any other Governmental Authority) alleging that the consent of such third Person (or Governmental Authority) is or may be required in connection with the Contemplated Transactions.

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6.5 Efforts.

Subject to the terms and conditions of this Agreement, each Party will use its commercially reasonable efforts to cause the Closing to occur and to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to complete and make effective, in the most expeditious manner practicable, the Contemplated Transactions, including, but not limited to:

6.5.1 the Key Vendors causing the Company (and to the extent applicable, any Person (or any entity controlled by such Person) that is the subject of an Acquisition Right) to obtain all AGCO approvals, authorizations and consents with respect to the exercise of the Acquisition Rights;

6.5.2 the Key Vendors causing the Company (and to the extent applicable, the Subsequent Vendors) to give all notices to and obtain all other consents, approvals and authorizations referred to in Section 3.3.2 of FSHC’s Disclosure Letter; and

6.5.3 the Key Vendors, as applicable, providing such consents or approvals as may be requested or required to obtain the FFI Approvals.

6.6 Exclusivity.

From the date of this Agreement until the earlier of the Closing Time and the termination of this Agreement, the Initial Vendors will not, and will cause the Company not to (and will cause the directors, officers, employees, agents and representatives of the Company not to): (a) Solicit, initiate or accept any offer or proposal from any Person (other than FFI and its Affiliates and their respective representatives) concerning any merger, consolidation, sale or transfer of material assets, sale or transfer of any equity interests or other business combination involving the Company (an “Acquisition Proposal”); (b) engage in any discussions or negotiations with any Person (other than FFI and its Affiliates and their respective representatives) concerning any Acquisition Proposal; or (c) furnish any non-public information concerning the business, properties or assets of the Company to any Person (other than FFI and its Affiliates and their respective representatives), except as required to comply with any Applicable Laws or this Agreement or except in the Ordinary Course of Business. The Initial Vendors will, and the Initial Vendors will cause the Company to (and will cause the directors, officers, employees, agents of representatives of the Company to) immediately cease and cause to be terminated all existing discussions, negotiations or other communications with any Persons conducted heretofore with respect to any of the foregoing. The Initial Vendors will immediately notify FFI in writing upon receipt by the Company or any Vendor of any proposal, offer or inquiry regarding an Acquisition Proposal, which notice will indicate in reasonable detail the identity of the Person making such proposal, offer or inquiry and the terms and conditions of any such Acquisition Proposal.

6.7 Confidentiality.

6.7.1 From the date hereof, each Key Vendor shall, and shall cause its Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective directors, officers, employees, consultants, financial advisors, lawyers, accountants and other agents (collectively, “Associated Persons”) to hold, in confidence any and all information, whether written or oral, concerning: (a) FFI and FFHC; and (b) following Closing, the Company and the Business, except to the extent that such Key Vendor can show that such information: (x) is generally available to, and known by, the public through no fault of the Key Vendor, any of its Affiliates or any of their respective Associated Persons; or (y) is lawfully acquired by the Key Vendor, any of its Affiliates or any of their respective Associated Persons from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If the Key Vendor, any of its Affiliates or any of their respective Associated Persons are compelled to disclose any information by judicial or administrative process or by other requirements of Applicable Law, such Key Vendor shall promptly notify FFI in writing and shall disclose only that portion of such information that the Key Vendor is advised by its counsel in writing is legally required to be disclosed; provided that the Key Vendor shall use its reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. The Key Vendors hereto agree that irreparable damage may occur in the event of non-compliance with this Section 6.7.1 and that FFI and its Affiliates shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at law or equity.

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6.7.2 From the date hereof, each of FFI and FFHC shall, and shall cause their Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective Associated Persons to hold, in confidence any and all information, whether written or oral, concerning: (a) FSHC, its subsidiaries and other Affiliates and the Key Vendors, except to the extent that FFI and FFHC can show that such information: (x) is generally available to, and known by, the public through no fault of theirs, any of their Affiliates or any of their respective Associated Persons; or (y) is lawfully acquired by them, any of their Affiliates or any of their respective Associated Persons from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If FFI or FFHC, or any of their Affiliates or any of their respective Associated Persons are compelled to disclose any information by judicial or administrative process or by other requirements of Applicable Law, they shall promptly notify FSHC in writing and shall disclose only that portion of such information that they are advised by their counsel in writing is legally required to be disclosed; provided that they shall use their reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. FFI and FFHC hereto agree that irreparable damage may occur in the event of non-compliance with this Section 6.7.2 and that FSHC and its Affiliates shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at law or equity.

6.8 Expenses.

Each Party will bear and pay all of its own costs and expenses (including the fees and expenses of its counsel, accountants and other advisors) incurred in connection with this Agreement and the Contemplated Transactions, provided that if Closing has occurred, Transactions Expenses shall be paid and adjusted in accordance with Section 2.3.

6.9 Filings.

FFHC shall, in accordance with this Agreement and within the time frames prescribed under Applicable Laws, make such filings with and pay such fees to securities regulatory authorities, including the Ontario Securities Commission and, if applicable the TSX, as are necessary to ensure that the Consideration Shares are issued to the Vendors pursuant to exemptions from the prospectus and registration requirements of applicable securities regulatory legislation rules and regulations (assuming the accuracy of the representations and warranties of the Initial Vendors in this Agreement and the Subsequent Vendors in the Simplified Acquisition Agreements), and that such Consideration Shares are listed and posted for trading on the TSX on their date of issuance, subject to any escrow, resale or transfer restrictions applicable to such shares under this Agreement, the Escrow Agreement or Applicable Laws.

6.10 Further Assurances.

At any time and from time to time following the Closing, at the reasonable request of any Party, each Party will execute and deliver, or cause to be executed and delivered, such other documents and instruments and will take, or cause to be taken, such further or other actions as any other Party may reasonably request or as otherwise may be reasonably necessary or desirable to evidence and make effective the Contemplated Transactions.

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6.11 Tax Matters.

6.11.1 Preparation and Filing of Tax Returns by FFI. FFI will prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company for any Straddle Period (“Straddle Period Returns”) to the extent such Tax Returns are filed or required to be filed on or after the Closing Date. Such Tax Returns will be prepared in accordance with past practice of the Company, to the extent permitted by Law and subject to any advice regarding the preparation of such Tax Returns received from FFI’s professional advisors. Notwithstanding the foregoing, no deduction or tax credit shall be claimed that would require an income inclusion in any period commencing after the Closing Date. FFI will provide drafts of the income Tax Returns described in the preceding sentence to the Representative no less than thirty (30) days before the due date for the filing of those Tax Returns (including applicable extensions) to allow the Representative to review and comment on each such income Tax Return prepared or caused to be prepared by FFI (to the extent of the Taxes payable under such income Tax Return or to the extent such Tax Return would reasonably be expected to adversely affect any obligations of a Key Vendor under this Agreement or any Subsequent Vendor under any Simplified Acquisition Agreement), such review at the applicable Vendor’s sole cost and expense. FFI will permit the Representative and its authorized representatives reasonable access to the Books and Records as the Representative may reasonably require for the purpose of reviewing the Tax Returns. At least fifteen (15) days prior to the filing date for such Tax Returns, the Representative, acting reasonably, will provide any comments on the Tax Returns to FFI. FFI will consider in good faith all reasonable comments of the Representative with respect to such income Tax Returns prior to filing.

6.11.2 Preparation and Filing of Tax Returns by Key Vendors. The Key Vendors will prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company for all taxable periods that end on or before the Closing Date (“Pre-Closing Returns”) to the extent such Tax Returns have not been filed on or prior to the Closing Date and will do so before the statutory due date for filing such returns. In the case of any Tax Returns previously filed which are proposed to be amended and re-filed, the Key Vendors shall first obtain written approval from FFI (which shall not be unreasonably withheld) and provide FFI with a reasonable amount of time to review and approve such amended returns. All Tax Returns will be prepared in accordance with past practice of the Company, subject to Applicable Law and any advice regarding the preparation of such Tax Returns received from FFI’s professional advisors. Notwithstanding the foregoing, no deduction or tax credit or other filing position shall be claimed or taken that would require an income inclusion in any period commencing after the Closing Date. The Key Vendors will provide drafts of the income Tax Returns described in the preceding sentences, including any proposed amended Tax Returns, to FFI no less than forty-five (45) days before the due date for the filing of those Tax Returns (including applicable extensions) to allow FFI to review and comment on each such income Tax Returns prepared or amended or caused to be prepared or amended by the Key Vendors, such review at FFI’s sole cost and expense. The Key Vendors will permit FFI and its authorized representatives reasonable access to the Books and Records as FFI may reasonably require for the purpose of reviewing the Tax Returns. At least twenty (20) days prior to the filing date for such Tax Returns, FFI, acting reasonably, will provide any comments on the Tax Returns to the Key Vendors. The Key Vendors will consider in good faith all reasonable comments of FFI with respect to such income Tax Returns prior to filing.

6.11.3 The Keys Vendors, in accordance with each Key Vendor’s Indemnity Claim Share, shall pay to FFI upon the later of (a) the date on which Taxes are due with respect to such Pre-Closing Return; and (b) ten (10) days after the date on which the Post-Closing Adjustment is determined in accordance with Section 2.3.2, as a payment on account of a reduction of the Purchase Price, an amount (if any) of Taxes payable with respect to such Pre-Closing Return or Straddle Return that is in excess of the sum of: (x) any Taxes paid by the Company for such Pre-Closing Return or Straddle Return before the Closing Date; and (y) any liability for the Taxes with respect to such Pre-Closing Return or Straddle Return included in the Estimated Closing Indebtedness component of the Closing Adjustment as finally determined in accordance with Section 2.3.1.

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6.11.4 Straddle Periods. For purposes of this Section 6.11.4 and for the determination of the portion of a Straddle Period to be included in a Pre-Closing Period, the portion of such Tax which relates to a Pre-Closing Period shall (x) in the case of any Taxes that are imposed on a periodic basis (other than Taxes based upon or related to income, sales or receipts), be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period; and (y) in the case of any Taxes not described in (x) be deemed equal to the amount which would be payable if the relevant Straddle Period ended at the Closing Time. The Key Vendors, in accordance with each Key Vendor’s Indemnity Share, shall pay to FFI upon the later of (i) the date on which Taxes are due with respect to such Straddle Periods; and (ii) ten (10) days after the date on which the Post-Closing Adjustment is determined in accordance with Section 2.3.2 as a payment on account of a reduction of the Purchase Price, an amount equal to the portion of such Taxes which relates to the portion of such Straddle Period to be included in a Pre-Closing Period to the extent such Taxes are not reflected as a liability in the Estimated Closing Indebtedness component of the Closing Adjustment as finally determined in accordance with Section 2.3.1.

6.11.5 Transfer Taxes. The Key Vendors, in accordance with each Key Vendor’s Indemnity Claim Share, shall be responsible for all transfer, value-added, documentary, sales, excise, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the transfer of the Purchased Shares (collectively, the “Transfer Taxes”), and FFI shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by Applicable Laws or to the extent reasonably requested, each of the Key Vendors and FFI shall cooperate in the preparation and filing and join in the execution of any such Tax Returns and other documentation.

6.11.6 Assistance and Cooperation. After the Closing Date, the Key Vendors and FFI will (and, if requested to do so, will cause their respective Affiliates to): (a) assist the other Parties in preparing any Tax Returns that any other Party is responsible for preparing and filing; (b) cooperate fully in preparing for or defending against any Tax Contests with taxing authorities regarding any Tax Returns of the Company; (c) make available to the other Parties and to any taxing authority as reasonably requested all information, records and documents relating to Taxes of the Company; (d) furnish the other Parties with timely notice of, and copies of all correspondence received from any taxing authority in connection with, any Tax Contest relating to Taxes of the Company for the Pre-Closing Period; and (e) assist the other Parties in preparing and filing any applicable Tax elections (provided that the making of any such Tax election does cause a material adverse effect to the assisting Party).

6.11.7 Amendments or Changes to Previously Filed Tax Returns. Other than in connection with advice received from its professional Tax counsel, FFI will not make, refile, amend or change any Tax Return filed by the Company prior to Closing with any Governmental Authority. FFI and FFHC will not request, or cause or allow the Company to request, any audits by any Governmental Authority of any Tax Returns or matter of, or affecting, the Company in respect of any pre-Closing Tax period or of any Tax Return for the Closing Date Tax year, and they will not cause or allow the Company to originate the recalculation or re-filing of any such Tax Returns or file any waivers for any pre-Closing Tax period or the Closing Date Tax year of the Company, unless required by Applicable Law or such re-filing does not increase the Liability of Vendors under any representation, warranty or indemnity under this Agreement.

6.12 Termination of Certain Arrangements.

On or prior to the Closing Date, the Company and the Key Vendors will cause the Shareholders Agreement to be terminated in its entirety and all obligations owing thereunder to by fully discharged.

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6.13 Insurance Policies.

The Key Vendors will cause the Company to keep all insurance policies that provide coverage for the Company as of the date of this Agreement in full force and effect through at least the close of business on the Closing Date, and will provide for the renewal of all such policies that by their terms will expire prior to the Closing Date.

6.14 Reporting Issuer Status.

FFHC shall use its commercially reasonable efforts to maintain its status as a “reporting issuer” in a province or territory of Canada and not in default of applicable securities laws, provided that FFHC shall not be required to comply with this Section 6.14 following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which FFHC ceases to be a “distributing corporation” (within the meaning of the CBCA).

6.15 Listing of the FFHC Shares.

Until the expiration of the Escrow Term, FFHC shall use commercially reasonable efforts to maintain the listing of the FFHC Shares on the TSX, or such other recognized stock exchange or quotation system, provided that FFHC shall not be required to comply with this Section 6.15 following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which FFHC ceases to be a “distributing corporation” (within the meaning of the CBCA).

6.16 Retail Store Authorizations for Holdback Locations.

From the Closing Date to the date that is six (6) month following the Closing Date, FFI will use commercially reasonable efforts to obtain as soon as practicable a Retail Store Authorization for each of the Holdback Locations. Such commercially reasonably efforts shall include, without limitation, the obligation to:

6.16.1 complete any post-Closing build out of the applicable stores on a timely basis and in compliance with Applicable Law;

6.16.2 make timely responses to all AGCO correspondence, requests for information or public notice submissions, which in no case should exceed five (5) Business Days, except in the case of school proximity objections in which case they should not exceed ten (10) Business Days;

6.16.3 schedule all inspections as early as reasonably practicable upon receiving a request from the AGCO;

6.16.4 correct any deficiencies identified on inspection within ten (10) Business Days, unless not commercially practical to do so; and

6.16.5 reasonably and in good faith consult with the Representative on all submissions made to the AGCO with respect to the Retail Store Authorization applications.

6.17 Audited 2019 Financial Statements.

As soon as practicable following the date hereof and in no event later than: (i) in the event that Closing occurs on or prior to December 31, 2020, five (5) Business Days prior to the Closing Date; and (ii) in the event that Closing is to occur after December 31, 2020, December 20, 2020, the Representative (on behalf of the Key Vendors) shall prepare and deliver to FFI the (a) the consolidated audited annual financial statements of FSHC as and for the year ended December 31, 2019; and (b) the consolidated unaudited interim financial statements of FSHC as of and for the interim nine (9) month period ended on September 30, 2020; in each case, including balance sheet, statement of cash flows and statement of operations, and prepared in accordance with ASPE consistently applied; provided that in the event that FFHC provides written notice to the Representative that (i) FFHC is required to file a “business acquisition report” (as defined in National Instrument 51-102 – Continuous Disclosure Obligations), or (ii) FFHC is required to include such financial statements in any prospectus or other filing made or to be made by FFHC with a securities regulatory authority, such financial statements shall be prepared in accordance with IFRS consistently applied (the “Audited 2019 Financial Statements”).

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6.18 Audited Closing Financial Statements.

Within sixty (60) days after the Closing Date, the Representative (on behalf of the Key Vendors) shall prepare and deliver to FFI (i) consolidated audited financial statements of the Company for the period January 1, 2020 ending on the Closing Date, prepared in accordance with ASPE consistently applied; and (ii) a reconciliation from ASPE to IFRS prepared by the Company’s auditor for all leased assets under IFRS 16; provided that FFI may waive this covenant, at its discretion, acting reasonably, in the event that Closing occurs after December 31, 2020 (collectively, the “Audited Closing Financial Statements”).

6.19 Audited 2020 Financial Statements.

In the event that Closing occurs after December 31, 2020, within forty-five (45) days after the Closing Date, the Representative (on behalf of the Key Vendors) shall prepare and deliver to FFI (i) consolidated audited financial statements of the Company for the period January 1, 2020 ending on the Closing Date, prepared in accordance with ASPE consistently applied; and (ii) a reconciliation from ASPE to IFRS prepared by the Company’s auditor for all leased assets under IFRS 16; provided that in the event that FFHC provides written notice to the Representative that (i) FFHC is required to file a “business acquisition report” (as defined in National Instrument 51-102 – Continuous Disclosure Obligations), or (ii) FFHC is required to include such financial statements in any prospectus or other filing made or to be made by FFHC with a securities regulatory authority, such financial statements shall be prepared in accordance with IFRS consistently applied (collectively, the “Audited 2020 Financial Statements”).

6.20 Lease Negotiations.

The Company shall continue and complete all negotiations with landlords in respect of any Leased Premises for which any lease, amendment, extension or renewal is under negotiation by the Company as of the date hereof or has not been executed and delivered as of the date hereof, except in circumstances where FFI has provided a written waiver in respect thereof. The Company shall ensure that the terms for any such lease, amendment, extension or renewal that is negotiated or executed and delivered prior to Closing shall reflect and be no more onerous in any material respect than those terms set out Section 6.20 of the FSHC’s Disclosure Letter applicable to such Leased Premises. In addition, the Company shall not negotiate or include any additional lease terms in such lease, amendment, extension or renewal that are materially adverse to a tenant in any material respect, without the prior written consent of FFI.

ARTICLE 7

CONDITIONS PRECEDENT

7.1 Conditions to the Obligations of the Parties.

The obligations of the Parties to complete the Contemplated Transactions are subject to the satisfaction or (to the extent permitted by Applicable Laws) waiver by FFI, FFHC and the Representative (on behalf of the Vendors), on or prior to the Closing Date, of each of the following conditions:

7.1.1 FFI Approvals. The FFI Approvals will have been obtained and will remain in full force and effect.

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7.1.2 Governmental Approvals. All consents, approvals, authorizations and actions of or by any Governmental Authority required to complete the Contemplated Transactions (including the TSX Approval) will have been obtained or taken, as applicable, and will remain in full force and effect.

7.1.3 Governmental Notifications. All filings with and notifications to, any Governmental Authority required to complete the Contemplated Transactions will have been made and will remain in full force and effect.

7.1.4 No Prohibitions. No provision of any Applicable Laws will prohibit or otherwise challenge the legality or validity of the Contemplated Transactions.

7.2 Conditions to the Obligations of the Key Vendors.

The obligations of the Key Vendors to complete the Contemplated Transactions are subject to the satisfaction or (to the extent permitted by Applicable Laws) waiver by the Representative (on behalf of the Key Vendors), on or prior to the Closing Date, of each of the following further conditions:

7.2.1 Accuracy of Representations and Warranties. Each of the representations and warranties of FFI set forth in this Agreement that is: (a) qualified by materiality will be true and correct in all respects; and (b) not so qualified will be true and correct in all material respects, in each case at and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representations and warranties speak expressly as of an earlier date, in which case they will be true and correct, or true and correct in all material respects, as the case may be, as of such earlier date).

7.2.2 Performance of Covenants. FFI will have performed or complied in all material respects with all covenants, agreements and obligations required by this Agreement to be performed or complied with by FFI on or prior to the Closing Date.

7.2.3 Certificate of Compliance. FFI will have delivered to the Representative a certificate dated the Closing Date, signed by an authorized officer of FFI, certifying as to the satisfaction of the conditions set forth in Section 7.2.1 and Section 7.2.2.

7.2.4 Receipt of Closing Deliveries. FFI will have executed and delivered, or caused to be executed and delivered, all of the agreements, certificates and other documents specified in Section 2.9, all in form and substance reasonably satisfactory to the Representative.

7.2.5 Closing Shares. FFHC will have delivered to the Vendors scans of certificates or other instruments evidencing the Closing Shares issuable pursuant to Section 2.9.1.

7.2.6 Holdback Shares. FFHC will have delivered to the Escrow Agent certificates or other instruments evidencing the Holdback Shares issuable pursuant to Section 2.9.2.

7.2.7 Indemnity Shares. FFHC will have delivered to the Escrow Agent certificates or other instruments evidencing the Indemnity Shares issuable pursuant to Section 2.9.3.

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7.3 Conditions to the Obligations of FFI.

The obligations of FFI and FFHC to complete the Contemplated Transactions are subject to the satisfaction or (to the extent permitted by Applicable Laws) waiver by FFI, on or prior to the Closing Date, of each of the following further conditions:

7.3.1 Accuracy of Representations and Warranties.

7.3.1.1 Each of the representations and warranties of FSHC and the Key Vendors set forth in this Agreement and in any certificate or other writing delivered by them pursuant hereto: (a) that is qualified by materiality or Material Adverse Effect will be true and correct in all respects; and (b) that is not so qualified will be true and correct in all material respects, in each case at and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representations and warranties speak expressly as of an earlier date, in which case they will be true and correct, or true and correct in all material respects, as the case may be, as of such earlier date).

7.3.1.2 Each of the representations and warranties of FSHC and the Subsequent Vendors set forth in the Simplified Acquisition Agreements and in any certificate or other writing delivered by them pursuant thereto will be true and correct in all respects as if made on and as of the Closing Date (except to the extent that any such representations and warranties speak expressly as of an earlier date, in which case they will be true and correct as of such earlier date).

7.3.2 Performance of Covenants.

7.3.2.1 FSHC and the Key Vendors will have performed or complied in all material respects with all covenants, agreements and obligations required by this Agreement to be performed or complied with by FSHC or any of the Key Vendors on or prior to the Closing Date.

7.3.2.2 FSHC and the Subsequent Vendors will have performed or complied in all material respects with all covenants, agreements and obligations required by the Simplified Acquisition Agreements to be performed or complied with by FSHC or any of the Subsequent Vendors on or prior to the Closing Date.

7.3.3 No Material Adverse Effect. Between the date of this Agreement and the Closing Date, there will have been no Material Adverse Effect.

7.3.4 Operating Stores. On the Closing Date, all Operating Stores will be operated by the Company, fully operational and open for business in the Ordinary Course of Business in compliance with all Applicable Laws.

7.3.5 Certificate of Compliance. The Representative will have delivered to FFI a certificate dated the Closing Date, signed by the Representative (not in his or her personal capacity but for and on behalf of the Key Vendors and FSHC), certifying as to the satisfaction of the conditions set forth in Section 7.3.1.1, Section 7.3.2.1 and Section 7.3.3.

7.3.6 Third Party Consents. FSHC and the Key Vendors will have obtained the written consents of, or given notifications (to the extent only notification is required) to, each of the third parties set forth in Section 3.3.2 of FSHC’s Disclosure Letter (including the Landlord Consents), in each case in form and substance reasonably satisfactory to FFI, and all such consents will remain in full force and effect unamended.

7.3.7 Board Approval. The board of directors of FSHC will have approved the transfer of all outstanding FS Shares to FFI pursuant to the terms hereof.

7.3.8 Receipt of Closing Deliveries. FSHC, the Representative, the Key Vendors and the Licensee Shareholders will, as applicable, have executed and delivered, or caused to be executed and delivered, all of the agreements, certificates and other documents specified in Section 2.8, all in form and substance reasonably satisfactory to FFI.

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ARTICLE 8

TERMINATION

8.1 Grounds for Termination.

Notwithstanding anything contained in this Agreement to the contrary, this Agreement and any Simplified Acquisition Agreements may be terminated and the Contemplated Transactions may be abandoned at any time prior to the Closing:

8.1.1 by the mutual written agreement of FFI and the Representative;

8.1.2 by FFI in the event of a material breach of any representation, warranty, covenant or agreement of: (a) FSHC or any Key Vendor contained herein; or (b) any Subsequent Vendor contained in any Simplified Acquisition Agreement; and the failure of the breaching party to cure such breach within ten (10) Business Days after receipt of written notice from FFI requesting such breach to be cured; provided, however, that there will be no right to terminate if such breach was caused, in whole or in part, by a material breach by FFI, FFHC or any of their Affiliates. For certainty, any failure by FSHC or a Key Vendor to satisfy any of the conditions of Closing contained in Section 7.3 will be deemed to be a material breach of a covenant and agreement of this Agreement by FSHC and the Key Vendors, provided that the cause of such failure by FSHC or a Key Vendor to satisfy such condition was not the result, in whole or in part, of any breach of this Agreement by FFI, FFHC or their Affiliates;

8.1.3 by the Representative on behalf of FSHC and the Key Vendors in the event of a material breach of any representation, warranty, covenant or agreement of FFI or any of its Affiliates contained herein and the failure of FFI to cure such breach within ten (10) Business Days after receipt of written notice from the Representative requesting such breach to be cured; provided, however, that there will be no right to terminate if such breach was caused, in whole or in part, by a material breach by any Vendor. For certainty, any failure by FFHC or FFI to satisfy any of the conditions of Closing contained in Section 7.2 will be deemed to be a material breach of a covenant and agreement of this Agreement by FFHC and FFI, provided that the cause of such failure by FFHC or FFI to satisfy such condition was not the result, in whole or in part, of any breach of this Agreement by FSHC or any of its Affiliates or a Key Vendor;

8.1.4 by FFI or the Representative if any Governmental Authority will have issued a final and non-appealable order, decree or judgment permanently restraining, enjoining or otherwise prohibiting the completion of the Contemplated Transactions;

8.1.5 by either FFI or the Representative if any Governmental Authority (including the AGCO) has refused to provide a consent, authorization or approval set forth, or required by the terms of this Agreement to be set forth, in Section 3.3.2 of FSHC’s Disclosure Letter; and

8.1.6 by either FFI or the Representative if the Closing will not have occurred on or before March 31, 2021, (or such later date as may be agreed to in writing by FFI and the Representative) (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1.6 will not be available to any Party whose failure to fulfill any obligation under, or breach of any provision of, this Agreement will have been the cause of, or will have resulted in, the failure of the Closing to occur on or before the applicable date.

8.2 Notice of Termination.

Any Party desiring to terminate this Agreement pursuant to Section 8.1 will give written notice of such termination to the other Parties to this Agreement in accordance with Section 11.1, specifying the provision(s) pursuant to which such termination is effective.

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8.3 Effect of Termination.

If this Agreement is terminated pursuant to this Article 8, this Agreement will forthwith become void and of no further force and effect and all rights and obligations of the Parties hereunder will be terminated without further liability of any Party to any other Party; provided, however, that: (a) the provisions of Sections 6.7, 6.8, 8.3, Article 9 and Article 11, and the rights and obligations of the Parties thereunder, will survive any such termination; and (b) nothing herein will relieve any Party from liability for any Fraud Claim under this Agreement prior to the date of termination.

ARTICLE 9

INDEMNIFICATION

9.1 Survival; Investigation.

9.1.1 The representations and warranties of the Parties contained in this Agreement will survive the Closing for a period of twenty-four (24) months after the Closing Date, except that: (a) the representations and warranties of the Key Vendors contained in Section 3.20 (Tax Matters), Section 3.21 (Environmental Matters) and Section 3.24 (Employee Benefit Matters) will survive the Closing Date until ninety (90) days after the expiration of the statute of limitations applicable to the matters covered thereby (giving effect to any waiver, mitigation or extension thereof); and (b) the representations and warranties of the Parties contained in Section 3.1 (Organization and Authorization), Section 3.3 (No Conflicts; Required Consents), Section 3.4 (Capitalization), Section 3.30 (No Broker), Section 4.1 (Authority, Validity and Effect), Section 4.2 (No Conflicts; Required Consents), Section 4.3 (Ownership of the Key Vendors’ FS Shares), Section 5.1 (Organization), Section 5.2 (Authorization), Section 5.3 (No Conflicts; Required Consents) and Section 5.9 (No Broker) (collectively, the “Fundamental Representations”) will survive the Closing indefinitely or until the latest date permitted by Applicable Laws.

9.1.2 Subject to Section 8.3, the covenants and agreements of the Parties contained in this Agreement will survive the Closing until the date explicitly specified therein or, if not so specified, indefinitely or until the latest date permitted by Applicable Laws.

9.1.3 Notwithstanding anything else contained in this Agreement, any breach of any representation, warranty, covenant or agreement in respect of which indemnification may be sought under this Article 9 will survive the time at which it otherwise would terminate pursuant to the preceding paragraphs if a Claim Notice of the inaccuracy or breach thereof giving rise to such right of indemnification will have been given to the Party against whom such indemnification may be sought within the applicable survival period.

9.2 Indemnification in respect of the Company.

Subject to the terms and conditions of this Article 9, each Key Vendor will jointly and severally, indemnify and hold harmless the FFI Indemnified Parties from and against any and all Damages incurred or suffered by the FFI Indemnified Parties (whether or not involving a Third Party Claim) to the extent resulting from, in connection with or arising out of:

9.2.1 any breach of, or inaccuracy in, any representation or warranty of FSHC contained: (a) in Article 3 of this Agreement; or (b) in any Ancillary Agreement;

9.2.2 any breach of, or inaccuracy in, any representation or warranty of the Key Vendors contained in Article 3 of this Agreement;

9.2.3 any breach of, or failure to perform, any covenant or agreement of the Company contained in this Agreement or in any Ancillary Agreement;

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9.2.4 any breach of, or failure by any Subsequent Vendor to perform, any covenant or agreement of such Subsequent Vendor contained in a Simplified Acquisition Agreement during the period prior to Closing;

9.2.5 any failure by a Subsequent Vendor Holdco to fulfill any of its covenants, liabilities or obligations in respect of a breach of its representation and warranties under the applicable Simplified Acquisition Agreement;

9.2.6 any Excluded Taxes, not included in Closing Indebtedness or paid by the Key Vendors in accordance with Section 6.11;

9.2.7 the Terminating Leases or Terminating Premises or any other location or premises which the Company has or has had an interest of any kind and which is not identified in Section 3.16 of FSHC’s Disclosure Letter;

9.2.8 any Action against the Company of which the basis for such Action (or a significant portion thereof) substantially resulted from or arose during the period on or prior to the Closing Date;

9.2.9 any notice, pay in lieu of notice, termination pay, severance pay, retention or other bonus payments and benefits pursuant to any Contract, Employee Benefit Plan or Applicable Laws (including Actions in respect thereof) related to any Business Employees whose employment is terminated by the Company at any time during the two (2) year period prior to the date of this Agreement up to the Closing Time;

9.2.10 any adverse change or deviation in the terms of any lease or any amendment, extension or renewal of any lease in respect of any Leased Premises entered into and delivered by the Company following the date hereof and prior to the Closing Date from those terms set out in Section 6.20 of the FSHC’s Disclosure Letter (including, for certainty, any increase in rent, decrease of term or new terms that have any financial or other material adverse consequence for the Company, FFI and their Affiliates);

9.2.11 any breach or violation by the Company prior to the Closing Date of, or a default under, Environmental Laws; or

9.2.12 the presence of any Hazardous Material on or at the Leased Premises at any time on or prior to the Closing Date.

9.3 Indemnification in respect of the Key Vendors.

Subject to the terms and conditions of this Article 9, each Key Vendor will, severally as to itself only and not jointly with any other Key Vendor (except in the case of the Green Acre Entities, which shall be joint and several as between them), indemnify and hold harmless the FFI Indemnified Parties from and against any and all Damages incurred or suffered by the FFI Indemnified Parties (whether or not involving a Third Party Claim) resulting from, in connection with or arising out of:

9.3.1 any breach of, or inaccuracy in, any representation or warranty of such Key Vendor contained in: (a) Article 4 of this Agreement; or (b) in any Ancillary Agreement; and

9.3.2 any breach of, or failure to perform, any covenant or agreement of such Key Vendor contained in this Agreement or in any Ancillary Agreement.

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9.4 Indemnification by FFI.

Subject to the terms and conditions of this Article 9, FFI will indemnify, defend and hold harmless the Vendor Indemnified Parties from and against any and all Damages incurred or suffered by the Vendor Indemnified Parties (whether or not involving a Third Party Claim) resulting from, in connection with or arising out of:

9.4.1 any breach of, or inaccuracy in, any representation or warranty of FFI or FFHC contained in this Agreement or any Ancillary Agreement; or

9.4.2 any breach of, or failure to perform, any covenant, agreement or obligation of FFHC or FFI contained in this Agreement or any Ancillary Agreement.

9.5 Limits on Indemnification.

9.5.1 Deductibles for Breaches of Representations and Warranties. Subject to Section 9.5.3:

9.5.1.1 the FFI Indemnified Parties will not be entitled to indemnification from a Key Vendor pursuant to Sections 9.2.1 and 9.2.2 with respect to breaches or inaccuracies of the representations and warranties of FSHC and the Key Vendors contained in this Agreement or in any Ancillary Agreement unless and until the amount of Damages incurred or suffered by the FFI Indemnified Parties in respect of all such matters (determined in the aggregate for all such breaches and inaccuracies and not on the basis of any single breach or inaccuracy) exceeds $250,000, whereupon the Key Vendors will be liable for such Damages from first dollar; and

9.5.1.2 the Vendor Indemnified Parties will not be entitled to indemnification from FFI pursuant to Section 9.4.1 with respect to breaches or inaccuracies of the representations and warranties of FFI and FFHC contained in this Agreement or in any Ancillary Agreement unless and until the amount of Damages incurred or suffered by the Vendor Indemnified Parties in respect of such matters (determined in the aggregate for all such breaches and inaccuracies and not on the basis of any single breach or inaccuracy) exceeds $250,000, whereupon FFI will be liable for such Damages from first dollar.

9.5.2 Indemnification Caps and Limitations. Subject to Section 9.5.3

9.5.2.1 the maximum aggregate collective liability of all Key Vendors under this Agreement will not exceed such dollar amount as is equal to the lesser of (i) thirty percent (30%) of the Base Purchase Price; and (ii) the ten (10) day VWAP of the FFHC Shares at the time that any Key Vendor asserts the limitation of liability provisions of this Section

9.5.2.1 to cap a claim for Damages multiplied by the aggregate number of Consideration Shares. (“Liability Cap”);

9.5.2.2 the maximum aggregate liability of each Key Vendor under this Agreement will not exceed such dollar amount as is equal to the product of the Liability Cap multiplied by such Key Vendor’s Indemnity Claim Share;

9.5.2.3 the FFI Indemnified Parties will not be entitled to indemnification from a Key Vendor with respect to Damages resulting from, arising in connection with or arising out of matters relating to the Terminating Lease applicable to 11111111111111111111111, unless and until the amount of such Damages incurred or suffered by the FFI Indemnified Parties in respect of all such matters (determined in the aggregate and not on the basis of any single matter) exceeds $300,000, whereupon the Key Vendors will be liable for all such Damages in excess of $300,000; and

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9.5.2.4 the maximum aggregate collective liability of FFHC and FFI under this Agreement and the Ancillary Agreements will not exceed the Liability Cap.

9.5.3 Certain Exceptions. The limits on indemnification set forth in Section 9.5.1 and Section 9.5.2 will not apply to any indemnification claim for Damages resulting from, in connection with or arising out of:

9.5.3.1 any breach of or inaccuracy in any of the Fundamental Representations or of any equivalent representation or warranty in any Ancillary Agreement;

9.5.3.2 the matter referred to in Section 9.2.6 (and, for certainty, the Key Vendors acknowledge and agree that, notwithstanding Section 9.2.1, any Taxes resulting from any breach of or inaccuracy in any representation or warranty contained in Section 3.20 will not be subject to the limit on indemnification set forth in this Section 9.5);

9.5.3.3 the matters referred to in Section 9.2.5, Section 9.2.7 or Section 9.2.10; or

9.5.3.4 any Fraud Claim.

9.5.4 No Consequential Damages. Notwithstanding anything to the contrary contained in this Agreement, no Person shall be liable under this Article 9 for any punitive, special, indirect or consequential damages; provided that such exclusion shall not apply, in each case, to (a) the extent such damages are reasonably foreseeable; (b) such damages that are actually awarded to a Governmental Authority or other third party pursuant to a Third Party Claim; or (c) such damages that are the reasonable consequence of the damages suffered.

9.5.5 Indemnification by Subsequent Vendors. Notwithstanding anything to the contrary in this Agreement, the FFI Indemnified Parties will not be entitled to indemnification from any Subsequent Vendor (including an Initial Vendor that is not a Key Vendor) pursuant to the terms of this Agreement; provided that, for certainty, the FFI Indemnified Parties shall be entitled to indemnification from each Subsequent Vendor pursuant to the terms of the applicable Simplified Acquisition Agreement.

9.6 Calculation of Damages.

9.6.1 The Key Vendors, the Representative, FFI and FFHC agree and acknowledge that certain representations and warranties contained in Article 3 and Article 4 are qualified by Materiality Qualifiers and for purposes of this Section 9.6.1 and for determining the amount of Damages arising out of, relating to or resulting from a breach or inaccuracy of any representation or warranty in this Agreement or in any Ancillary Agreement, all Materiality Qualifiers (and all similar Materiality Qualifiers in any Ancillary Agreement) will be ignored and each such representation and warranty will be read and interpreted without regard to any Materiality Qualifiers.

9.6.2 The right to indemnification or other remedy of any Person based on the representations, warranties and covenants contained in (or deemed to be made pursuant to) this Agreement or in any Ancillary Agreement exists notwithstanding any due diligence investigation performed prior to the Closing.

9.6.3 Subject to this Article 9, for certainty, a FFI Indemnified Party may bring a separate Action against any one or more Key Vendors with respect to any Damages.

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9.7 Mitigation.

Each Indemnified Party agrees to take reasonable steps to mitigate any Damages that such Indemnified Party asserts under this Article 9. Any costs and expenses incurred by such Indemnified Party in connection with such mitigation will constitute Damages that may be recovered hereunder.

9.8 Third Party Claims Procedure.

9.8.1 Notice. If any Indemnified Party receives written notice of the assertion of any claim or the commencement of any Action by a third party in respect of which indemnification will be sought hereunder (a “Third Party Claim”), the Indemnified Party will give the Indemnifying Party prompt notice (a “Claim Notice”) describing in reasonable detail the Third Party Claim and, if ascertainable, the amount in dispute under the Third Party Claim; provided, however, that the failure of the Indemnified Party to give a Claim Notice will not relieve the Indemnifying Party of its obligations to provide indemnification hereunder except to the extent (and only to the extent) that the Indemnifying Party will have been materially prejudiced by such failure.

9.8.2 Defense. Subject to the limitations set forth in this Section 9.8.2, in the event of a Third Party Claim, the Indemnifying Party will have the right to elect to conduct and control the defense, compromise or settlement of such Third Party Claim, with counsel of its choice reasonably acceptable to the Indemnified Party and at the Indemnifying Party’s sole cost and expense, if the Indemnifying Party: (a) has acknowledged and agreed in writing that, if the same is adversely determined, the Indemnifying Party will provide indemnification to the Indemnified Party in respect thereof; and (b) if requested by the Indemnified Party, has provided evidence reasonably satisfactory to the Indemnified Party of the Indemnifying Party’s financial ability to pay any Damages resulting from the Third Party Claim; provided, however, that the Indemnified Party may participate therein through separate counsel chosen by it and at its sole cost and expense. Notwithstanding the foregoing, if (a) the Indemnifying Party will not have given notice of its election to conduct and control the defense of the Third Party Claim within thirty (30) days after the Indemnified Party has given a Claim Notice thereof; (b) the Indemnifying Party will fail to conduct such defense diligently and in good faith; (c) the Indemnified Party will reasonably determine, based on the advice of its counsel, that use of counsel selected by the Indemnifying Party to represent the Indemnified Party would present such counsel with a conflict of interest; or (d) the Third Party Claim is for injunctive, equitable or other non-monetary relief against the Indemnified Party, then in each such case the Indemnified Party will have the right to control the defense, compromise or settlement of the Third Party Claim with counsel of its choice at the Indemnifying Party’s sole cost and expense, not to exceed one (1) law firm, provided such costs and expenses are reasonable.

9.8.3 Cooperation. In connection with any Third Party Claim, from and after delivery of a Claim Notice, the Indemnifying Party and the Indemnified Party will, and will cause their respective Affiliates and associates to, use commercially reasonable efforts to cooperate in connection with the defense or prosecution of such Third Party Claim, including furnishing such records, information and testimony and attending such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnifying Party or the Indemnified Party in connection therewith. In addition, the party controlling the defense of any Third Party Claim will keep the non-controlling party advised of the status thereof and will consider in good faith any recommendations by the non-controlling party with respect thereto.

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9.8.4 Settlement Limitations. Except as set forth below, no Third Party Claim may be settled or compromised: (a) by the Indemnified Party without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed); or (b) by the Indemnifying Party without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) the Indemnified Party will have the right to pay, settle or compromise any Third Party Claim, provided that in such event the Indemnified Party will waive all rights against the Indemnifying Party to indemnification under this Article 9 with respect to such Third Party Claim unless the Indemnified Party will have sought the consent of the Indemnifying Party to such payment, settlement or compromise and such consent will have been unreasonably withheld, conditioned or delayed; and (b) the Indemnifying Party will have the right to consent to the entry of a judgment or enter into a settlement with respect to any Third Party Claim without the prior written consent of the Indemnified Party if the judgment or settlement (i) involves only the payment of money damages (all of which will be paid in full by the Indemnifying Party concurrently with the effectiveness thereof); (ii) will not encumber any of the assets of the Indemnified Party and will not contain any restriction or condition that would apply to or adversely affect the Indemnified Party or the conduct of its business; and (iii) includes, as a condition to any settlement or other resolution, a complete and irrevocable release of the Indemnified Party from all liability in respect of such Third Party Claim, strict confidentiality terms with respect to such claim and the applicable judgment or settlement, and no admission of wrong doing.

9.8.5 Reimbursement. Damages will be reimbursed by the Indemnifying Party by periodic payments of the amount thereof during the course of the defense, within thirty (30) days of presentation of reasonably documented bills or invoices with respect to such Damages to the Indemnifying Party.

9.8.6 Tax Contest. Notwithstanding anything to the contrary in this Article 9, FFI will have the right to represent the Company’s interests in any Tax Contest relating to Tax liabilities for which the Key Vendors would be required to indemnify the FFI Indemnified Parties pursuant to Section 6.11 or this Article 9 and which relate to the Pre-Closing Period at the Key Vendors’ sole cost and expense. The Representative may also participate in such Tax Contest at its sole cost and expense; provided, however, that the Representative will have no right to represent the Company’s interests in any Tax Contest unless the Representative will have first notified FFI in writing of the Representative’s intention to do so within sixty (60) days of receipt of notice of the Third Party Claim for Taxes. Notwithstanding the foregoing, if: (a) the Representative will not have given notice of his or her election to represent the Company’s interests in the Tax Contest within such sixty (60) day period; (b) the Representative will fail to conduct such defense diligently and in good faith; or (c) FFI will reasonably determine, based on the advice of its counsel, that use of counsel selected by the Indemnifying Party to represent the Indemnified Party would present such counsel with a conflict of interest; then in each such case FFI will have the sole right to control the defense, compromise or settlement of the Tax Contest with counsel of its choice at the Key Vendors’ sole cost and expense, provided such costs and expenses are reasonable. Notwithstanding the foregoing, the Representative will not be entitled to settle, either administratively or after the commencement of litigation, any Tax Contest that would or could reasonably be expected to adversely affect the liability for Taxes of FFI, the Company or any of their respective Affiliates for any period after the Closing Date to any extent (including the imposition of income Tax deficiencies, the reduction of asset basis or cost adjustments, the lengthening of any amortization or depreciation periods, the denial of amortization or depreciation deductions, or the reduction of loss or credit carryforwards) without the prior written consent of FFI, which consent may be withheld in the sole discretion of FFI, unless the Key Vendors will have jointly and severally indemnified FFI in a manner acceptable to FFI, acting reasonably, against the effects of any such settlement. The Representative’s right to participate in the defense at any time of any Tax Contest shall only apply after payment by the Vendors to the applicable Governmental Authority of the amount of Tax attributable to Pre-Closing Periods subject at that time to collection measures by the applicable Governmental Authority (the “Prepaid Amount”). In the event such Tax Contest is subsequently settled in accordance with the terms of a settlement or final nonappealable judgment, FFI shall promptly reimburse to the Vendors the Prepaid Amount and any interest received from the Governmental Authority thereon (net after-Tax), less the final amount of Tax due in respect of Pre-Closing Periods pursuant to such Tax Proceeding in accordance with the terms of such settlement or final nonappealable judgment.

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9.9 Direct Claims Procedure.

In the event the Indemnified Party should have a claim for indemnification hereunder that does not involve a Third Party Claim, the Indemnified Party will, as promptly as practicable, deliver to the Indemnifying Party a written notice that contains: (a) a description and the amount (the “Claimed Amount”) of any Damages incurred or suffered by the Indemnified Party; (b) a statement that the Indemnified Party is entitled to indemnification under this Article 9 and a reasonable explanation of the basis therefore; and (c) a demand for payment by the Indemnifying Party. Within thirty (30) days following the delivery of such written notice, the Indemnifying Party will deliver to the Indemnified Party a written response in which the Indemnifying Party will: (a) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case such response will be accompanied by a payment by the Indemnifying Party of the Claimed Amount); (b) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (the “Agreed Amount”) (in which case such response will be accompanied by payment by the Indemnifying Party of the Agreed Amount); or (c) contest that the Indemnified Party is entitled to receive any of the Claimed Amount. If the Indemnifying Party contests the payment of all or part of the Claimed Amount, the Indemnifying Party and the Indemnified Party will use good faith efforts to resolve such dispute as promptly as practicable. If such dispute is not resolved within thirty (30) days following the delivery by the Indemnifying Party of such response, the Indemnified Party and the Indemnifying Party will each have the right to submit such dispute to arbitration in accordance with the provisions of Section 11.1.

9.10 Set-Off.

9.10.1 Set-off. Each Party covenants and agrees that all or any portion of any amounts that any Key Vendor or any of its Affiliates is required to pay pursuant to any claim for indemnification made by a FFI Indemnified Party under this Article 9 or any Ancillary Agreement may be satisfied by a set-off and reduction of any amounts due to such Key Vendor or its Affiliate(s) under this Agreement or any Ancillary Agreement to which such Key Vendor or its Affiliate(s) is a party and/or by cancellation by or at the direction of FFI and FFHC of some or all of the Escrow Shares registered in the name of such Key Vendor or its applicable Affiliate(s); provided that any such claim shall first be settled by accessing the Indemnity Shares, followed by the exhaustion of the Holdback Shares. The value assigned to such Escrow Shares for the purposes of such cancellation shall be deemed to be the Market Price of the FFHC Shares on (and inclusive of) the trading day immediately prior to the Claim Notice or the written notice to be delivered by the Indemnified Party pursuant to Section 9.9, as applicable. For certainty, subject to this right to set- off, this Section 9.10 is not intended to be the exclusive or only means of collecting Damages from a Key Vendor incurred or suffered by any FFI Indemnified Party in connection with this Agreement or any Ancillary Agreement to which such Key Vendor is a party.

9.10.2 Indemnity Escrow Release. If following the date that is six (6) months following the Closing Date (the “Indemnity Escrow Release Date”), any Indemnity Shares remain in escrow with the Escrow Agent pursuant to the terms of this Agreement, FFI, FFHC and the Representative will jointly instruct the Escrow Agent to release such remaining Indemnity Shares to the Key Vendors in accordance with their respective Indemnity Claim Share and the Registration Direction; provided that, FFI and FFHC shall be entitled to holdback any Indemnity Shares to the extent of any outstanding claims for Damages made by any FFI Indemnified Party under this Article 9 that have not been finally resolved in accordance with the terms hereof. Any Indemnity Shares to be issued pursuant to this Section 9.10.2 shall be issued by FFI and FFHC within ten (10) Business Days following the Escrow Release Date or such later date as contemplated in this Section 9.10.2.

9.11 Treatment of Indemnification Payments.

Any payment made by the Key Vendors as an Indemnifying Party pursuant to this Article 9 will constitute a dollar-for-dollar decrease of the consideration payable by FFI and any payment made by FFI as an Indemnifying Party pursuant to this Article 9 will constitute a dollar-for-dollar increase of the consideration payable by FFI. If a Governmental Authority successfully asserts that such indemnification payments are taxable, then such indemnification payments will be made on an after-Tax basis.

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9.12 Insurance and Other Recoveries.

For purposes of determining the amount of Damages subject to an indemnification claim made pursuant to this Article 9, the amount of such Damages shall be reduced by the amount of any insurance proceeds or other recoveries from third parties (net of any deductible or other reasonable costs or expenses of recovery, including attorney costs and any increases in premiums or retro-premiums) actually received by the applicable Indemnified Party in respect of such Damages. If an indemnification payment is received by any Indemnified Party, and such Indemnified Party later receives insurance proceeds or other third party recoveries described in the previous sentence in respect of the related Damages that were not previously credited against such indemnification payment when made, such Indemnified Party shall promptly pay to the Indemnifying Party, a sum equal to the lesser of: (a) the actual amount of such insurance proceeds or third party recoveries actually received (net of any deductible or other reasonable costs or expenses of recovery); or (b) the actual amount of the indemnification payment previously paid to the Indemnified Party by or on behalf of the Indemnifying Party with respect to such Damages. Each Indemnified Party shall, in good faith, use its commercially reasonable efforts to collect amounts available under insurance coverages, relating to any Damages for which it is seeking indemnification

9.13 One Recovery.

No Indemnified Party shall be entitled to double recovery for any Damages even though such Damages may have resulted from the breach of more than one of the representations, warranties, agreements and covenants made by the Indemnifying Party in this Agreement and/or in an Ancillary Agreement. For certainty, neither a FFI Indemnified Party nor a Vendor Indemnified Party shall be permitted to make a claim for Damages under this Agreement where such Damages have been included in a claim brought by such FFI Indemnified Party or such Vendor Indemnified Party against FFI or a Vendor, as applicable, under an Ancillary Agreement.

9.14 No Contribution.

Each Key Vendor acknowledges and agrees that the Key Vendor’s obligation to indemnify, defend and hold harmless the FFI Indemnified Parties pursuant to this Article 9 is an obligation solely of the Key Vendor and that from and after the Closing, none of the Key Vendors will be entitled to contribution from, subrogation to or recovery against FFHC, FFI, the Company, any subsidiary thereof or any of their respective Affiliates with respect to any Damages imposed on or incurred by the Key Vendors in connection with this Agreement, any Ancillary Agreement or the Contemplated Transactions arising out of, relating to or in respect of any period prior to the Closing or any breach by any of the Key Vendors of any of their representations, warranties, covenants or agreements set forth in this Agreement or in any Ancillary Agreement.

9.15 Fraud and Other Remedies.

Notwithstanding any other provision of this Agreement (including any other provision of this Article 9 other than Section 9.17) and except as hereinafter set forth, the Key Vendors, FFI and FFHC acknowledge that the rights to indemnification under this Article 9 are the sole and exclusive remedy through which a Key Vendor or FFI, or an Indemnified Party, may make any claim for Damages suffered or incurred in connection with any breach of this Agreement, any Ancillary Agreement or the Contemplated Transactions, including any Fraud Claim, provided, however, that the foregoing will not limit any injunctive or other equitable relief arising or available pursuant to this Agreement and any Ancillary Agreement; provided that, for certainty, the FFI Indemnified Parties shall be entitled to indemnification from each Subsequent Vendor pursuant to the terms of the applicable Simplified Acquisition Agreement.

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9.16 Disputed Claims.

Notwithstanding anything to the contrary in this Article 9, if the Parties cannot agree on whether a FFI Indemnified Party or a Vendor Indemnified Party is entitled to indemnification hereunder, such disagreement shall be resolved in accordance with the terms of Section 11.1 and, until the final resolution thereof in accordance with the terms of Section 11.1: (a) no amounts will become due or payable pursuant to this Article 9 by the FFI Indemnifying Party or the Vendor Indemnifying Party, as applicable; and (b) none of the Indemnity Shares will be released from escrow pursuant to Section 9.16.

9.17 Failed Deal Fee.

9.17.1 Failed Deal Fee. Notwithstanding anything to the contrary in this Article 9, the Parties acknowledge and agree that in the event that this Agreement is terminated: (a) by FFI pursuant to Section 8.1.2 or 8.1.6 (on the basis that the Pre-Closing Transactions were not completed prior to the Outside Date in accordance with the terms hereof); and (b) at the time of such termination by FFI the Pre-Closing Transactions have not been completed in accordance with the terms of this Agreement, then within three (3) Business Days following the date on which FFI delivers its notice of termination to the Parties, FSHC shall pay, and the Key Vendors shall cause FSHC to pay to FFI, subject to FFI providing written evidence thereof to the Representative, an amount equal to the aggregate of all third party expenses reasonably incurred by FFI and its Affiliates in connection with the transactions contemplated herein and in the Ancillary Agreements, including for certainty, all such accounting, legal and other advisory fees (the “Failed Deal Fee”) by wire transfer of immediately available funds to an account designated in writing by FFI; provided that no Failed Deal Fee will become payable if such failure to complete the Pre-Closing Transactions was the result of a failure by FFI or FFHC to fulfill any obligation under this Agreement that was the cause of, or resulted in, the failure of the Pre-Closing Transactions to not being completed on or before the Outside Date.

9.17.2 Liquidated Damages. Each of the Parties hereby acknowledges that the Failed Deal Fee, if payable, is a payment of liquidated damages which are a genuine pre-estimate of the Damages that FFI and FFHC will suffer or incur as a result of the event(s) giving rise to such Damages and the resultant non-completion of the Contemplated Transactions and is not a penalty. Each of the Parties hereby waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. The payment of the Failed Deal Fee will be in lieu of any Damages or other payment or remedy to which FFI or FFHC might otherwise have been entitled in connection with or as a result of the occurrence of such event(s).

9.17.3 Notwithstanding any other provision of this Agreement (including any other provision of this Article 9) and except as hereinafter set forth, the Key Vendors, FFI and FFHC acknowledge that the Failed Deal Fee is the sole and exclusive remedy through which FFI may make any claim for Damages suffered or incurred in connection with the matters contemplated by this Section 9.17.

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ARTICLE 10

RELEASE

10.1 Release.

Except for obligations of FFHC and FFI arising under this Agreement and the other Ancillary Agreements, each Key Vendor, on such Person’s own behalf, and on behalf of each of such Person’s Affiliates and each of their respective shareholders, partners, equityholders, directors, managers, officers, employees, agents, representatives (including legal representatives), heirs, administrators, executors, successors and assigns, with effect from the Closing, unconditionally and irrevocably waives, releases and forever discharges each of FFHC, FFI, the Company and each of their respective Affiliates and past, present and future shareholders, partners, equityholders, directors, managers, officers, employees, agents, representatives, advisors, lenders, insurers and any predecessors, successors or assigns of any of the foregoing (each, a “Released Person”), from any and all liability of any kind or nature incurred or arising prior to Closing in connection with such Key Vendor’s employment or engagement by, acting as a director or officer of, or through their legal or beneficial ownership of, the Company or any of its subsidiaries, as applicable, in each case, whether absolute or contingent, accrued or unaccrued, liquidated or unliquidated, known or unknown, or due or to become due, and each Key Vendor acknowledges and agrees that such Person will not seek to recover any amounts in connection therewith or thereunder from any Released Person; provided that nothing in this Section 10.1 will: (a) be deemed to constitute a release by such Person of any right to enforce its rights under this Agreement or any other Ancillary Agreement or not otherwise released pursuant to this Section 10.1; (b) release the Company from any obligation that the Company might have to pay or provide a Key Vendor, or any of such Key Vendor’s Affiliates and each of their respective shareholders, partners, equityholders, directors, managers, officers, employees, agents, representatives (including legal representatives), heirs, administrators, executors, successors and assigns, with compensation, benefits or other entitlements which any such Person has as a result of his or her employment with the Company, including obligations arising under any employment-related statute or employment contract; or (c) in any way limit the rights and recourses of a Key Vendor who was a director or officer of the Company in respect of any rights such Key Vendor may have pursuant to any directors’ and officers’ insurance coverage existing on the Closing Date, or any indemnification rights pursuant to the bylaws of the Company to indemnification by the Company for any acts and omissions occurring on or prior to the Closing Date.

Each Key Vendor understands that this Section 10.1 is a full and final release of all claims, demands, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, that could have been asserted in any legal or equitable proceeding against any Released Person with respect to the period prior to Closing, except as expressly set forth in this Section 10.1. Each Key Vendor hereby acknowledges that such Key Vendor is aware that such Key Vendor may hereafter discover claims or facts in addition to or different from those that such Key Vendor now knows or believes to be true with respect to the matters released herein, but that it is the intention of such Key Vendor to fully and finally release all such claims, demands, causes of action and liabilities of any nature relative thereto that do exist, may exist or heretofore have existed.

10.2 Covenant not to Sue.

With effect from the Closing, each Key Vendor on such Key Vendor’s own behalf, and on behalf of each of such Key Vendor’s Affiliates and each of their respective shareholders, partners, equity holders, directors, managers, officers, employees, agents, representatives (including legal representatives), heirs, administrators, executors, successors and assigns, with effect from the Closing, irrevocably covenants to refrain from, directly or indirectly: (a) asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Released Person based upon any matter released pursuant to Section 10.1; (b) encouraging or instigating any proceeding of any kind by any Person against any Released Person based upon any matter released pursuant to Section 10.1; or (c) asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Person who might be entitled to claim contribution, indemnity, damages or other relief over or against any Released Person based upon any matter released pursuant to Section 10.1.

10.3 Representations and Warranties regarding Claims.

Each Key Vendor represents and warrants as of the Closing Date that such Key Vendor has not asserted any claim against any Released Person for indemnification or otherwise and that such Key Vendor is not aware of any claim by such Key Vendor other than the claims that are waived, released and forever discharged by Section 10.1. Each Key Vendor represents, warrants and covenants as of the Closing Date that such Key Vendor has not assigned or transferred or purported to assign or transfer to any Person and will not assign or transfer all or any part of, or any interest in, any claim, contention, demand, cause of action (at law or in equity) or liability of any nature, character, or description whatsoever, that is or that purports to be released or discharged by Section 10.1.

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ARTICLE 11

GENERAL PROVISIONS

11.1 Arbitration.

11.1.1 Except as otherwise provided in this Agreement, all disputes, controversies or claims arising out of, relating to, or in respect of this Agreement, including any issue regarding its existence, validity, enforceability, interpretation, breach or termination (each a “Dispute”) shall be resolved in accordance with the following.

11.1.1.1 any Dispute that the Parties are unable to amicably resolve or settle between themselves through negotiations between the Parties within fifteen (15) Business Days (or such longer period as is expressly provided for in this Agreement or which the Parties may mutually agree to in writing) of a Party being provided notice of such Dispute or difference in accordance with Section 11.1 (the “Consultation Period”) shall be referred to and finally determined by final and binding arbitration. The arbitration shall be confidential and shall be conducted by one independent and impartial arbitrator selected in accordance with the terms of this Agreement (the “Arbitrator”);

11.1.1.2 the arbitration shall be governed by the Arbitration Act, 1991 (Ontario) to the extent that such rules do not conflict with the terms of this Section 11.1;

11.1.1.3 the arbitration shall be seated in the City of Toronto and the arbitration agreement set forth in this Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario. The language of the arbitration shall be English;

11.1.1.4 within thirty (30) days following the expiration of the Consultation Period, the Parties agree to jointly select the Arbitrator who shall be trained in the laws of Ontario. The Arbitrator shall be impartial and independent of the Parties and shall be experienced and knowledgeable about the subject matter of the Dispute (generally and not as to the express facts concerning the Dispute). If the Parties are unable to agree upon the Arbitrator, either Party may apply to elect an Arbitrator in accordance with the provisions of the Arbitration Act, 1991 (Ontario);

11.1.1.5 it is specifically acknowledged and confirmed that any Dispute that cannot be resolved between the Parties prior to the expiry of the Consultation Period shall be submitted to arbitration irrespective of the magnitude thereof or the amount in question;

11.1.1.6 the Arbitrator shall have jurisdiction: (a) to apply all Applicable Laws, common law and equity (including the scope of the agreement to arbitrate, any statute of limitations, conflict of laws rules, tort claims and interest claims); and (b) to make an award or awards in respect of interest and the payment of the costs of the arbitration (including arbitrators’ fees and the legal costs of the Parties). The Arbitrator also may, where requested by a Party, determine the nature and extent of production of documents and oral depositions;

11.1.1.7 the award of the Arbitrator shall be reduced to writing and be final and binding on the Parties and not subject to any appeal. Any monetary award shall be made and payable, free of any Taxes or other deduction, and shall bear interest from the date of any breach or other violation of this Agreement to the date on which the award is paid, at a rate determined by the Arbitrator;

11.1.1.8 judgment upon the award(s) rendered by the Arbitrator may be entered and executed in any court of competent jurisdiction, or application may be made to such court for a judicial acceptance of the award and order of enforcement;

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11.1.1.9 each Party shall bear its own expenses, and the expenses of its Affiliates and associates, of preparing for and participating in connection with the arbitration, including legal fees but the Party against whom judgment is rendered shall bear all legal fees of the Arbitrator; and

11.1.1.10 by agreeing to arbitration, the Parties do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment or other order in aid of the arbitration proceedings and the enforcement of any award. Without prejudice to such provisional remedies in aid of arbitration as may be available under the jurisdiction of a legal court, the Arbitrator shall have full authority to grant provisional remedies, statutory remedies and to award damages for the failure of the Parties or its representatives to respect the Arbitrator’s orders to that effect.

Nothing in this Agreement shall restrict or prohibit a Party from commencing arbitration at any time, including prior to the expiry of a Consultation Period, in order to protect its rights under this Agreement or in relation to a Dispute.

11.1.2 Except as provided for in Article 9, the Dispute resolution obligations and processes set out in this Section 11.1 shall be the exclusive and exhaustive Dispute resolution procedures between the Parties and their respective Affiliates and associates, and the decision of the Arbitrator shall be final and binding on the Parties and their respective Affiliates and associates.

11.1.3 Except where reasonably prevented by the nature of the Dispute, the Parties shall continue to perform, and shall cause their respective Affiliates and associates to continue to perform, their respective duties, obligations and responsibilities under this Agreement while the Dispute is being resolved in accordance with this Section 11.1, unless and until such obligations are lawfully terminated or expire in accordance with the provisions thereof.

11.2 Notices.

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or email transmission (provided that the sender of such email transmission does not receive a delivery failure notice from the intended recipient in respect of such email transmission), or similar means of recorded electronic communication, addressed as follows:

11.2.1 If to FFHC or FFI, to:

Fire & Flower Holdings Corp.

130 King Street West, Suite 2500

Toronto, Ontario M5X 1C8

Attention: Trevor Fencott, President and Chief Executive Officer

Email: 11111111111

with a copy to:

Dentons Canada LLP

77 King Street W., Suite 400

Toronto, Ontario M5K 0A1

Attention: Eric Foster

Email: 1111111 111

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  11.2.2 If to FSHC, to:

Friendly Stranger Holdings Corp.

2 Bloor Street West, Suite 1805

Toronto ON M4W 3E2

Attention: Matthew Shalhoub

Email: 111111111 11

with a copy to:

Chitiz Pathak LLP

77 King Street West, TD North Tower Suite 700, P.O. Box 118

Toronto Ontario M5K 1G8

Attention: Paul Pathak

Email: 111111111111

  11.2.3 If to the Representative (on behalf of the Key Vendors) to:

Matthew Shalhoub

2 Bloor Street West, Suite 1805

Toronto ON M4W 3E2

Email: 111111111111

with a copy to:

Chitiz Pathak LLP

77 King Street West, TD North Tower Suite 700, P.O. Box 118

Toronto Ontario M5K 1G8

Attention: Paul Pathak

Email: 111111111111

Subject to the foregoing, a Notice is deemed to be given and received on the date on which it was delivered or transmitted if it is a Business Day and the delivery or transmission was made prior to 6:00 p.m. (local time in place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed.

11.3 Counterparts.

This Agreement and the Ancillary Agreements may be executed and delivered (including by facsimile, “pdf” or other electronic transmission) in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

11.4 Amendments and Waivers.

This Agreement may not be amended or waived except by an instrument in writing signed by an authorized representative of each Party. No course of conduct or failure or delay by any Party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

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11.5 Severability.

Wherever possible, each provision hereof will be interpreted in such manner as to be effective and valid under Applicable Laws, but if any one or more of the provisions contained herein will, for any reason, be held to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such provision will be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

11.6 Assignment; Successors and Assigns.

Neither this Agreement nor any of the rights, interests or obligations of any Party hereunder may be assigned, delegated or otherwise transferred by such Party, in whole or in part (whether by operation of law or otherwise), without the prior written consent of each other Party (it being understood and agreed that any consent provided by the Representative will be deemed for all purposes to be a consent given by all of the Key Vendors), and any attempt to make any such assignment, delegation or other transfer without such consent will be null and void; provided, however, that FFHC and FFI may assign its rights, interests and obligations under this Agreement and the Ancillary Agreements, without the consent of the other Parties, to any Person who acquires all or substantially all of the assets and business of FFHC or to any Affiliate of FFHC, subject to the assumption in writing by such Person or Affiliate of FFHC’s obligations hereunder; and provided, further, that FFHC and FFI may assign or encumber this Agreement or any of its rights and obligations hereunder as security for any indebtedness of FFHC, FFI or any of their Affiliates without the consent of the other Parties. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

11.7 No Third Party Beneficiaries.

Except for Article 9, which is intended to benefit and to be enforceable by the Parties specified therein, nothing in this Agreement, express or implied, is intended or will be construed to confer upon any third party, other than the signatories to this Agreement and their respective successors and assigns permitted by Section 11.6, any right, remedy or claim under or by reason of this Agreement.

11.8 Governing Law.

This Agreement and all Disputes and controversies relating to or arising out of this Agreement are governed by and will be interpreted and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Except in connection with any Third Party Claim brought against an Indemnified Person, each signatory to this Agreement irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto (and appellate courts therefrom) and waives objection to the venue of any proceeding in such court or that such court provides an inappropriate forum. The Key Vendors appoint (and the Subsequent Vendors will appoint pursuant to the Simplified Acquisition Agreements) the Representative as their agent for the service of any process with respect to any matter arising under or related to this Agreement or any Ancillary Agreement.

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11.9 Specific Performance.

The Parties agree that irreparable and ongoing damages would occur in the event that any provision of this Agreement were not performed in accordance with its terms or otherwise was breached. Accordingly, each Party agrees that in the event of any actual or threatened breach of this Agreement by another Party, the non-breaching Party will be entitled, in addition to all other rights and remedies that it may have, to obtain injunctive or other equitable relief (including a temporary restraining order, a preliminary injunction and a final injunction) to prevent any actual or threatened breach of any of such provisions and to enforce such provisions specifically, without the necessity of posting a bond or other security or of proving actual damages. The prevailing Party in any action commenced under this Section 11.9 (whether through a monetary judgment, injunctive relief or otherwise) will be entitled to recover from the other Parties reimbursement for its reasonable legal fees and court costs incurred in connection with such action.

11.10 Interpretation; Absence of Presumption.

11.10.1 The defined terms and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. In this Agreement, except to the extent otherwise provided herein or that the context otherwise requires: (a) words used in the singular include the plural and words in the plural include the singular; (b) reference to any gender includes the other gender; (c) the words “include”, “includes” and “including” will be deemed to be followed by the words “without limitation”; (d) the words “herein”, “hereof”, “hereto”, “hereunder” and words of similar import will be deemed references to this Agreement as a whole and not to any particular Section or other provision hereof; (e) reference to any Article, Section, Annex, or Schedule will mean such Article or Section of, or such Annex, or Schedule to, this Agreement, as the case may be, and references in any Section or definition to any clause means such clause of such Section or definition; (f) reference to any Applicable Laws will mean such Applicable Laws (including all rules and regulations promulgated thereunder) as amended, modified, codified or reenacted, in whole or in part, and in effect at the time of determining compliance or applicability; and (g) references to “$” and “CDN” are to the lawful currency of Canada. Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder will fall upon a day that is not a Business Day, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day.

11.10.2 Each Party acknowledges and agrees that the Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

11.10.3 In the event of any inconsistency between the statements in this Agreement and statements in the Disclosure Letters or the other schedules referred to herein, the statements in this Agreement will control and the statements in the Disclosure Letters and the other schedules referred to herein will be disregarded to the extent of such inconsistency.

11.11 Representative; Power of Attorney.

11.11.1 Each Key Vendor hereby appoints and constitutes the Representative as its true and lawful agent and attorney-in-fact to act for and on behalf of the Key Vendor for the purpose of taking any and all actions by the Vendor specified in or contemplated by this Agreement, including as agent and attorney-in-fact for such parties: (a) in connection with any termination of this Agreement pursuant to Sections 8.1.1, 8.1.3, 8.1.4, 8.1.5 or 8.1.6; (b) in connection with any amendment or waiver of any provision of this Agreement pursuant to Section 11.4; (b) in connection with the receipt of all agreements, certificates and other documents to be delivered by FFI at the Closing pursuant to Section 2.9; (c) in connection with the delivery of all agreements, certificates and other documents to be delivered by the Representative on behalf of the Key Vendors at the Closing pursuant to Section 2.8; (d) for the purpose of giving and receiving notices on behalf of the Key Vendors under this Agreement; and (e) for the purpose of defending all indemnity claims pursuant to Article 9, consenting to, compromising or settling all such indemnity claims, and conducting negotiations with FFI and FFHC under this Agreement (including pursuant to Section 9.8.6).

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11.11.2 For certainty, the assumption by the Representative of the responsibilities set out in this Section 11.11 does not make the Representative personally responsible for amounts owing by any of the Key Vendors hereunder except in the Representative’s capacity as a Key Vendor. In each such case in this Agreement, each of FFI and FFHC will be entitled to direct all communications through, and rely on decisions made by, the Representative. With respect to all such matters, the Representative may: (a) take any and all actions (including without limitation executing and delivering any documents), incur any reasonable costs and expenses for the account of the Key Vendors and make any and all determinations which may be required or permitted to be taken by the Key Vendors under this Agreement; (b) exercise such other rights, power and authority as are authorized, delegated and granted to the Representative under this Agreement; (c) dispute or refrain from disputing any claim made by the FFI Indemnified Parties under this Article 11; (d) negotiate and compromise any dispute that may arise under and exercise or refrain from exercising any remedies available under this Agreement; (e) execute any settlement agreement, release or other document with respect to such dispute or remedy; and (f) exercise such rights, power and authority as are incidental to the foregoing. Any decision, act, consent or instruction of the Representative under this Agreement will constitute a decision of all of the Key Vendors and will be final, binding and conclusive upon all of the Key Vendors, and FFI and FFHC will be entitled to rely upon any such decision, act, consent or instruction of the Representative as being the decision, act, consent or instruction of all of the Key Vendors.

11.11.3 The limited power of attorney granted hereby is coupled with an interest and will: (a) survive and not be affected by the subsequent death, incapacity, disability, bankruptcy or dissolution, as applicable, of any Key Vendor; and (b) extend to each Key Vendor’s respective and applicable heirs, executors, administrators, legal representatives, successors and assigns, as applicable.

11.11.4 Each Key Vendor hereby agrees to indemnify, defend and hold harmless the Representative from and against any and all loss, liability or expense (including the reasonable fees and expenses of the Representative’s attorneys) arising out of or in connection with any act or failure to act of the Representative hereunder, except to the extent that such loss, liability or expense is finally adjudicated to have been primarily caused by the gross negligence or willful misconduct of the Representative.

11.11.5 The Representative may resign at any time, effective immediately upon notice to the Key Vendors, FFHC and FFI. In the event of the resignation of the Representative, another Person will be appointed by a majority of the Key Vendors. Notices or communications to or from the Representative will constitute notice to or from each Vendor.

11.11.6 The Representative may, in all questions arising hereunder, rely on the advice of counsel and the Representative will not be liable to anyone for anything done, omitted or suffered by the Representative based on such advice. The Representative undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no implied covenants or obligations will be read into this Agreement against the Representative. The Representative will not be liable to the Key Vendors for any error of judgment, or any act done or step taken or omitted in good faith or for any mistake in fact or law, or for anything which it may do or refrain from doing in connection herewith, except for his or her own gross negligence or willful misconduct as determined by a court of competent jurisdiction.

11.11.7 Each Key Vendor will pay its Indemnity Claim Share of all costs and expenses (including those of any legal counsel or other professional retained by the Representative) in connection with the acceptance or administration of the Representative’s duties hereunder, and will reimburse the Representative for any costs or expenses incurred by the Representative pursuant to this Agreement, the Ancillary Agreements and the Contemplated Transactions.

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11.12 Independent Legal Advice.

Each Key Vendor acknowledges that, prior to executing this Agreement, such Key Vendor has received independent legal advice and such Key Vendor confirms that such Vendor fully understands this Agreement and is entering into this Agreement voluntarily.

11.13 Disclosure.

11.13.1 The Parties agree that, upon execution of this Agreement, FFHC and FSHC may issue a press release in each instance that shall be in a form mutually agreed to by FSHC and FFHC, as applicable. In the event that a Party wishes to issue a press release or respond to press or other inquiries for information that, in any such case, relates to this Agreement or the Contemplated Transactions, then it shall provide the Representative and FFI, as applicable, with a draft thereof so that such Party may review the proposed press release or inquiry response and advise the Party that proposes to make such release or provide such response of any comments that such other Party may have in respect thereto.

11.13.2 The obligations herein will not prevent any Party from making, after consultation with the other Party, such disclosure as its legal counsel advises is required by Applicable Laws (including in order to comply with continuous disclosure or other requirements under Applicable Laws). For certainty, FSHC and each Key Vendor hereby consents to the reasonable disclosure by FFI and FFHC of the nature and completion of the Contemplated Transactions to: (a) Governmental Authorities; (b) the security holders of FFHC; and (c) any other Person in connection with any financing, offering, licensing, business combination or similar transaction proposed to be undertaken by FFI or FFHC; provided that in all cases where FFI or FFHC proposes to make any disclosure of the completion, nature or terms of the Contemplated Transactions (whether with the consent of FSHC and the Representative (on behalf of the Key Vendors) or in accordance with the foregoing exceptions to the requirement to obtain such consent), it will: (x) first advise the Representative of its intention to do so and it will use commercially reasonable efforts to enable the Representative to review and comment on such disclosure prior to the release thereof; and (y) in the case of (b) and (c), advise such Persons of FFHC’s confidentiality obligations hereunder and shall cause such Persons to hold such information confidential on terms substantially similar to, and no less stringent than, the confidentiality obligations of FFHC under the Non-Disclosure Agreement. FSHC and the Key Vendors acknowledge that FFHC may be required, in accordance with Applicable Laws, to publicly disclose the transactions contemplated herein and to file a copy of this Agreement on SEDAR, and in such case FFHC agrees that it shall make such redactions to this Agreement as are permitted under Section 12.2(3) of National Instrument 51-102 (“NI 51-102”) (subject to compliance by FFHC with the remaining provisions of Section 12.2 of NI 51-102) with the prior consultation of the Representative.

11.14 Entire Agreement.

This Agreement (including the Disclosure Letters, the Annexes, and the other schedules referred to herein and which form part hereof) and the Ancillary Agreements contain the complete agreement among the Parties and supersede any prior understandings, agreements or representations by or among the Parties, whether written or oral, with respect to the subject matter hereof and thereof (including the Term Sheet). This Agreement may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the Parties. There are no unwritten or oral agreements between the Parties. In the event of any conflict, dispute or inconsistency between: (a) the terms of the body of this Agreement, on the one hand, and any Disclosure Letters and/or Annex, on the other hand, the body of this Agreement shall govern; (b) the terms of any Ancillary Agreement and the Disclosure Letters, such Ancillary Agreement shall govern; or (c) the terms of this Agreement and any Ancillary Agreement, this Agreement shall govern.

[Signature Page Follows]

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IN WITNESS WHEREOF, each Party has caused this Agreement to be duly executed and delivered as of the date first written above.

MATTHEW SHALHOUB, in his capacity as Representative

Signed “Matthew Shalhoub”
Name:	Matthew Shalhoub

GREEN ACRE CAPITAL FUND II (CANADA) LP by its
general partner GREEN ACRE CAPITAL FUND II (CANADA) INC.

Signed “Matthew Shalhoub”
Name:	Matthew Shalhoub
Title:	Managing Partner

GREEN ACRE CAPITAL FUND II (LISTED) LP by its
general partner GREEN ACRE CAPITAL FUND II (LISTED) INC.

Signed “Matthew Shalhoub”
Name:	Matthew Shalhoub
Title:	Managing Partner

GREEN ACRE CAPITAL FUND II (NON-RESIDENT) LP
by its general partner GREEN ACRE CAPITAL FUND II (NON-RESIDENT) INC.

Signed “Matthew Shalhoub”
Name:	Matthew Shalhoub
Title:	Managing Partner

DGC INVESTMENTS INC. (FORMERLY KITCHENER INVESTMENT CORP.)

Signed “Jason Drummond”
Name:	Jason Drummond
Title:	VP

Signed “Mark Vasey”
Mark Vasey

FRIENDLY STRANGER HOLDINGS CORP.

Signed “Matthew Shalhoub”
Name:	Matthew Shalhoub
Title:	Managing Partner

FIRE & FLOWER HOLDINGS CORP.

Signed “Trevor Fencott”
Name:	Trevor Fencott
Title:	President and CEO

FIRE & FLOWER INC.

Signed “Trevor Fencott”
Name:	Trevor Fencott
Title:	President and CEO

Annex 1

List of Initial Vendors

[Redacted, personal and confidential information]

Annex 2

List of Options and Option Holders

[Redacted, personal and confidential information]

Annex 3

List of Debentures and Debenture Holders

[Redacted, personal and confidential information]

Annex 4

List of Acquisition Rights and Licensee Shareholders

1.	Share Purchase Agreement dated as of October 9, 2020 between FSHC and [redacted, personal and confidential information] for the purchase of 2752080 Ontario Limited.

2.	Share Purchase Agreement dated as of October 7, 2020 between [redacted, personal and confidential information] and Friendly Stranger Holdings Corp. in respect of the shares of 2752079 Ontario Limited.

3.	Share Purchase Agreement dated as of October 14th, 2020 between [redacted, personal and confidential information] and Friendly Stranger Holdings Corp. in respect of the shares of 2749793 Ontario Limited.

4.	Share Purchase Agreement dated as of October 9, 2020 between 2708654 Ontario Ltd. and Friendly Stranger Holdings Corp.

5.	Share Purchase Agreement dated as of October 9, 2020 between [redacted, personal and confidential information] and Friendly Stranger Holdings Corp. in respect of the shares of 2708978 Ontario Ltd.

6.	Share Purchase Agreement, dated as of October 15, 2020, between [redacted, personal and confidential information] and Friendly Stranger Holdings Corp. in respect of the shares of 2748185 Ontario Inc.

7.	Share Purchase Agreement dated as of October 8, 2020 between [redacted, personal and confidential information] and Friendly Stranger Holdings Corp. in respect of the shares of 2778278 Ontario Limited.

Annex 5

Terminating Premises

[Redacted, commercially sensitive information]

Annex 6

Holdback Locations

The below table sets out the location of each Holdback Locations and the amount of the Purchase Price allotted to each such Holdback Location.

Location	Holdback Location Allotment

111111111111111111111111111111111111111111	111111111

111111111111111111111111111111111111111	111111

1111111111111111111111111111111111111111111111	111111111

Annex 7

Form of Working Capital Calculation

[Redacted, commercially sensitive information]

ANNEX 8

REPRESENTATION AND WARRANTIES OF FFHC AND FFI

For purposes of this “Annex 8”, the following terms will have the following meanings:

“Change of Control” means (a) any event as a result of or following which any Person, or group of Persons “acting jointly or in concert” within the meaning of Canadian Securities Laws, beneficially owns or exercises control or direction over an aggregate of more than 50% of the then outstanding voting rights of FFHC, unless the holders of voting securities of FFHC immediately prior to such event beneficially own or exercise control or direction over securities representing 50% or more of the voting control or direction of FFHC upon completion of the event; (b) FFHC’s amalgamation, consolidation or merger with or into any other Person, any merger of another Person into FFHC, unless the holders of voting securities of FFHC immediately prior to such amalgamation, consolidation or merger hold securities representing 50% or more of the voting control or direction in FFHC or the successor entity upon completion of the amalgamation, consolidation or merger; or (c) the direct or indirect sale or other transfer of all or substantially all of the consolidated assets of FFHC to a third party.

“FFHC Financial Statements” means, collectively, (a) the audited consolidated financial statements of FFHC for the fiscal years ended February 1, 2020 and February 2, 2019, together with the report of FFHC’s auditor thereon, and the notes thereto; and (b) the condensed interim consolidated financial statements of FFHC for the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019 (unaudited) together with the notes thereto.

“FFHC Material Adverse Effect” or “FFHC Material Adverse Change” means any effect on, or change to, the business of FFHC on a consolidated basis, that alone or in conjunction with any other effects or changes: (a) is or is reasonably likely to be materially adverse to the results of operations, condition (financial or otherwise), business, assets, properties, capital, liabilities (contingent or otherwise), cash flow, income or business operations of FFHC or prospects of such business, or to the completion of the transactions contemplated by this Agreement; or (b) would result in this Agreement or any amendments thereto containing a misrepresentation; provided that any adverse effects on, or adverse changes to, FFHC’s business related to: (a) FFHC’s response to the COVID-19 pandemic in accordance with applicable public health guidelines; or (b) the effect of the COVID-19 pandemic on FFHC’s business and which is generally experienced by other persons operating in the Canadian retail sector, shall not be deemed to be either a FFHC Material Adverse Effect or a FFHC Material Adverse Change, except to the extent that such effect has a disproportionate effect on FFHC compared to other participants in the industry in which FFHC conducts its business.

“FFHC Material Agreement” means any mortgage (or other form of material indebtedness), note, indenture, contract, agreement (written or oral), instrument, lease or other document to which FFHC or any of the FFHC Subsidiaries is a party and which is material to FFHC or any of the Subsidiaries or by which a material portion of the assets of FFHC or any of the Subsidiaries is bound;

“FFHC Subsidiary” means any entity that is a subsidiary of FFHC within the meaning of “subsidiary” as set forth in the CBCA and includes Fire & Flower Inc., Hifyre Inc., 10926671 Canada Ltd., 2727765 Ontario Inc., 2676053 Ontario Limited, 11180703 Canada Inc., 11522302 Canada Inc., 2673801 Ontario Inc. and Busboy Ventures Inc., and “FFHC Subsidiaries” means all of them;.

“IRA” means the amended and restated investor rights agreement between FFHC and 2707031 Ontario Inc. dated September 16, 2020;

“Knowledge of FFHC” means the actual knowledge of Trevor Fencott and Nadia Vattovaz, respectively, in each case after reasonable internal and, as applicable, external, inquiry consistent with such individual’s relationship or position with FFHC, so that, as a result of such inquiry, such individual is able to express an informed understanding as to the particular matters represented.

“Leased Premises” means, other than the Owned Premises, each premises of FFHC or one of its Subsidiaries which FFHC or one of its Subsidiaries occupies as tenant;

“Material Premises” means, collectively, the Owned Premises and the Leased Premises which are material to the business of FFHC or one of its Subsidiaries;

“Owned Premises” means the real property owned by FFHC or one of its Subsidiaries comprised of land and building (excepting mines and minerals) located at: (a) 100-343 70th St E, Saskatoon, Saskatchewan; and (b) 129 York Street, Ottawa, Ontario;

“Securities Laws” means, as applicable, the securities laws and regulations in each of the provinces of Canada (other than Quebec), all written instruments, rules and orders having the force of law of the securities regulators or regulatory authorities in each of the provinces of Canada (other than Quebec), and the rules of the TSX.

As an inducement to the Key Vendors to enter into this Agreement and to complete the Contemplated Transactions, FFI and FFHC hereby represent and warrant to the Key Vendors as follows:

(a)	FFHC or an FFHC Subsidiary has all requisite power and authority and is duly qualified and holds all necessary material permits, licences and authorizations to carry on its business as currently conducted and as proposed to be conducted and to own or lease its properties and assets and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing its dissolution or winding up; (i) where required, has been duly qualified as an extra- provincial or foreign corporation for the transaction of business and is in good standing under the Applicable Laws of each jurisdiction in which it owns or leases property, or conducts any business; and (ii) as of the Closing Date has all requisite corporate power and authority to carry out its obligations under this Agreement;

(b)	neither FFHC nor any of the FFHC Subsidiaries is party to any agreement, nor is FFHC or any of the FFHC Subsidiaries aware of any agreement, which in any manner affects the voting control of any of the securities of FFHC or any of the FFHC Subsidiaries;

(c)	neither FFHC nor any of the Subsidiaries have in place a shareholder rights protection plan and neither FFHC nor, to the Knowledge of FFHC, any of its shareholders is a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangement in respect of outstanding securities of FFHC;

(d)	other than the Subsidiaries, FFHC does not beneficially own, or exercise (directly or indirectly) control or direction over, 10% or more of the outstanding voting shares of any Person. FFI is the only FFHC Subsidiary that is material to FFHC (taken as a whole), including with respect to the generation of revenues and the ownership of Intellectual Property. All of the issued and outstanding shares in the capital of each FFHC Subsidiary have been duly authorized and validly issued, are fully paid and FFHC is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares of each FFHC Subsidiary, in each case free and clear of all Liens or adverse interests whatsoever, and other than the debts contemplated in connection with the FFI Approvals, no Person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from FFHC or any FFHC Subsidiary of any of the shares or other securities of any FFHC Subsidiary and none of the outstanding securities of any FFHC Subsidiary were issued in violation of the pre-emptive or similar rights of any security holder of such FFHC Subsidiary;

(e)	each FFHC Subsidiary: (i) has been duly incorporated, amalgamated, continued or organized and is validly existing as a company in good standing under the laws of its jurisdiction of incorporation, amalgamation, continuation or organization; (ii) has the corporate power, capacity and authority to own, lease and operate its property and assets, to conduct its business as now conducted and as currently proposed to be conducted and to carry out the provisions hereof and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing its dissolution or winding up; and (iii) where required, has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the Applicable Laws of each other jurisdiction in which it owns or leases property, or conducts any business and is not precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement or document and is current and up-to-date with all material filings required to be made;

(f)	other than as disclosed in the FFHC Public Disclosure Record, FFHC (or any of its Subsidiaries) has not approved, is not contemplating, nor has it entered into any agreement in respect of, and FFHC (or any of its Subsidiaries) does not have knowledge of: (i) the purchase of any property material to FFHC (or any of its Subsidiaries) or material assets or any interest therein or the sale, transfer or other disposition of any material property of FFHC (or any of its Subsidiaries) or material assets or any interest therein currently owned, directly or indirectly, by FFHC (or any of its Subsidiaries), whether by asset sale, transfer or sale of shares or otherwise; or (ii) the Change of Control (by sale or transfer of shares or sale of all or substantially all of the property and assets of FFHC) of FFHC (or any of its Subsidiaries);

(g)	no order, ruling or determination has the effect of ceasing or suspending trading in any securities of FFHC or any of its Subsidiaries and no order, ruling or determination prohibiting the trading of any of FFHC’s or any of its Subsidiaries’ issued securities has been issued and no proceedings for such purpose are pending or, to the Knowledge of FFHC, threatened;

(h)	neither FFHC nor any of the Subsidiaries have taken any action which would be reasonably expected to result in the delisting or suspension of the FFHC Shares on or from the TSX and FFHC is currently in material compliance with the rules and regulations of the TSX;

(i)	the FFHC Financial Statements: (i) have been prepared in accordance with Securities Laws and IFRS, applied on a consistent basis throughout the periods referred to therein, except as otherwise disclosed therein; and (ii) present fairly, in all material respects, the financial position and condition of FFHC and the Subsidiaries on a consolidated basis as at the dates thereof and the results of its operations and the changes in its shareholder’s equity and cash flows for the periods then ended, and do not contain a misrepresentation;

(j)	there are no off-balance sheet transactions, arrangements, obligations or liabilities of FFHC or any of the Subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed and are not disclosed or reflected in the FFHC Financial Statements;

(k)	FFHC’s audit committee’s responsibilities comply with National Instrument 52-110 – Audit Committees;

(l)	FFHC’s auditors who audited the annual Financial Statements and who provided their audit report thereon, were, at the time of such audit and delivery of their report, a participating audit firm within the meaning of applicable Securities Laws and are independent pursuant to the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario;

(m)	there has not been a “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the present or former auditors of FFHC and FFHC’s current auditors have not provided any material comments or recommendations to FFHC regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by FFHC;

(n)	to the Knowledge of FFHC, none of the directors or officers of FFHC or any of its Subsidiaries are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(o)	other than pursuant to transactions with Alimentation Couche-Tard Inc. or Affiliates thereof or as may be contemplated by this Agreement, none of the directors, executive officers or shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding FFHC Shares or securities exchangeable for more than 10% of any class of securities of FFHC, or any known associate or affiliate of any such Person, has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such Person) with FFHC which, as the case may be, materially affects, is material to or will materially affect FFHC and the Subsidiaries (taken as a whole). FFHC and the Subsidiaries do not have any loans or other indebtedness (excluding accounts payable which shall include amounts owing for services rendered) outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any Person not dealing at “arm’s length” (as such term is defined in the Tax Act);

(p)	other than as set out in Section (p) of the Purchaser’s Disclosure Letter, there is no action, suit, proceeding, inquiry or investigation before or brought by any Person, court or Governmental Authority or otherwise now pending, or, to the Knowledge of FFHC, threatened against or affecting FFHC or any FFHC Subsidiary. There are no judgments against FFHC or any of the Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which FFHC or any of the Subsidiaries is subject;

(q)	FFHC (or any of its Subsidiaries) has not, directly or indirectly, declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its securities and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do so or otherwise effected any return of capital with respect to such securities, or, directly or indirectly, redeemed, purchased or otherwise acquired any of the FFHC Shares or FFHC securities or agreed to do any of the foregoing;

(r)	FFHC and each FFHC Subsidiary has duly and on a timely basis filed and paid all Taxes due and payable by FFHC and each FFHC Subsidiary except where the failure to pay such Taxes would not result in a FFHC Material Adverse Effect; all Tax returns, declarations, remittances and filings required to be filed by FFHC and each FFHC Subsidiary on or prior to the date of this Agreement have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the failure to pay such Taxes would have a FFHC Material Adverse Effect; to the Knowledge of FFHC, no examination of any Tax return of FFHC or any FFHC Subsidiary is currently in progress and there are no issues or disputes outstanding with any Governmental Authority with respect to any Taxes that have been paid, or may be payable, by FFHC or any FFHC Subsidiary, and adequate provision has been made for Taxes payable for any completed fiscal period for which Tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax return or payment of any Tax, governmental charge or deficiency by FFHC or by any FFHC Subsidiary; there are no actions, suits, proceedings, investigations or claims pending or, to the Knowledge of FFHC, threatened against FFHC or any FFHC Subsidiary in respect of Taxes, governmental charges or assessments; and there are no matters under discussion with any Governmental Authority relating to Taxes, governmental charges or assessments asserted by any such authority. FFHC and each of the Subsidiaries have established on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable and there are no liens for Taxes on the assets of FFHC or any of the FFHC Subsidiaries and, to the Knowledge of FFHC, there are no audits pending of the Tax returns of FFHC or any of the FFHC Subsidiaries (whether federal, state, provincial, local or foreign) and there are no claims which have been or may be asserted relating to any such Tax returns, which audits and claims, if determined adversely, would result in the assertion by any Governmental Entity of any deficiency that could, individually or in the aggregate, result in a FFHC Material Adverse Effect;

(s)	FFHC maintains a system of internal accounting controls that is customary for comparable companies and sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. To the Knowledge of FFHC, there is no material weakness relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of FFHC. To the Knowledge of FFHC, none of FFHC, any of the Subsidiaries, or any director, officer, auditor, accountant or representative of FFHC or any of the Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion or claim that FFHC or any of the Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters;

(t)	other than as described in FFHC’s financial statements for the twenty-six weeks ended August 1, 2020, there has been no change in accounting policies or practices of FFHC or any of the Subsidiaries since February 1, 2020;

(u)	FFHC has established and maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by FFHC in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by FFHC in its annual filings, interim filings or other reports filed or submitted under Securities Laws is accumulated and communicated to FFHC’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure;

(v)	as at October 28 2020, other than: (i) 230,591,502 warrants to purchase FFHC Shares; (ii) 14,660,046 options to purchase FFHC Shares; (iii) up to 360,000 warrants to purchase FFHC Shares issued in connection with certain lease agreements executed on February 1, 2019; (iv) up to 650,000 FFHC Shares reserved for issuance in connection with the acquisition of Hifyre Inc.; (v) $27,900,000 principal amount of 8.0% secured convertible debentures issued in April and June 2020; (vi) $25,989,985.42 principal amount of 8.0% unsecured convertible debentures issued in August 2019; (vii) up to 2,198,655 FFHC Shares reserved for issuance in connection with the acquisition of the shares of Busboy Ventures Inc.; and (viii) certain rights granted pursuant to the IRA, no holder of outstanding securities of FFHC will be entitled to any pre- emptive or any similar rights to subscribe for any of FFHC Shares or other securities of FFHC and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of FFHC are outstanding;

(w)	FFHC (including all of its Subsidiaries) has conducted and is conducting its business in compliance in all material respects with all Applicable Laws and regulations of each jurisdiction in which it carries on business or holds assets (including all applicable federal, provincial, municipal and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including all Governmental Authorities), holds all permits, licences and like authorizations necessary for it to carry on its business in each jurisdiction where such business is carried on that are material to the conduct of the business of FFHC (including all of its Subsidiaries) (collectively, the “Permits”) under all such Applicable Laws, including without limitation, (i) the Cannabis Act (Canada) and the regulations thereunder; (ii) the Cannabis Act (Ontario), the Cannabis Control Act (Ontario), the Act and the regulations thereunder, the AGCO rules, regulations and policies; and (iii) similar Applicable Laws in each province of Canada, and is in compliance in all material respects with all terms of such Permits, all such Permits are valid and in good standing, and FFHC has not received a notice of non- compliance, or knows of, or has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such Applicable Laws, regulations or Permits, which would have a FFHC Material Adverse Effect;

(x)	FFHC or one of its Subsidiaries owns or has the right to use under licence, sub-licence or otherwise all Intellectual Property used by FFHC or its Subsidiaries in its business;

(y)	FFHC or any of its Subsidiaries has no pending action or proceeding nor, to the Knowledge of FFHC, any threatened action or proceeding, against any Person with respect to the use of its Intellectual Property, and there are no circumstances which cast reasonable doubt on the validity or enforceability of the Intellectual Property material to FFHC’s or any of its Subsidiaries’ business. The conduct of FFHC’s business or the business of any of its Subsidiaries does not, to the Knowledge of FFHC, infringe upon the intellectual property rights of any other Person. FFHC or any of its Subsidiaries has no pending action or proceeding nor, to the Knowledge of FFHC, is there any threatened action or proceeding against it with respect to FFHC’s or such Subsidiaries’ use of its Intellectual Property;

(z)	the Material Premises constitute each premises which is material to FFHC or any of its Subsidiaries, and with respect to the Material Premises, FFHC or one of its Subsidiaries occupies the Material Premises and has the exclusive right to occupy and use the Material Premises (as tenant in respect of the Leased Premises) other than as would not reasonably be expected to have a FFHC Material Adverse Effect. Any and all of the agreements and other documents and instruments pursuant to which FFHC or one of its Subsidiaries holds the property and assets thereof (including any interest in, or right to earn an interest in, any property, including the Material Premises) are in good standing, and valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof. FFHC or any of its Subsidiaries is not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under Applicable Laws of the jurisdictions in which they are situated, all leases, licences and claims pursuant to which FFHC or one of its Subsidiaries derives the interests thereof in such property and assets are in good standing in all material respects and there has been no material default under any such lease, licence or claim. Subject to the lease agreements relating to the Leased Premises, FFHC’s or its Subsidiaries’ benefit or interest in its properties (or right to earn an interest in any property), which for certainty shall include its ownership interest in any owned real property (including the Owned Premises), are not subject to any right of first refusal or purchase or acquisition right;

(aa)	there are no outstanding judgments, writs of execution, seizures, injunctions or directives against, nor any work orders or directives or notices of deficiency capable of resulting in work orders or directives with respect to any of the Material Premises;

(bb)	upon the execution and delivery thereof, this Agreement shall constitute a valid and binding obligation of FFHC and FFI and each shall be enforceable against FFHC and FFI in accordance with its terms, except as enforcement thereof may be limited by the Enforceability Limitations;

(cc)	all information which has been prepared by FFHC relating to FFHC, its Subsidiaries and its business, property and liabilities and publicly disclosed is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading;

(dd)	FFHC and each of its Subsidiaries are in compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not have a FFHC Material Adverse Effect;

(ee)	there has not been and there is not currently any labour disruption or conflict which has resulted in a FFHC Material Adverse Effect or is reasonably likely to have FFHC Material Adverse Effect;

(ff)	other than indebtedness owing to 2707031 Ontario Inc. and certain officers and directors who have participated in debt financings of FFHC, FFHC and its Subsidiaries have no loans or other indebtedness outstanding which have been made to any of its shareholders, officers, directors or employees, past or present, or any Person not dealing at arm’s length (as such term is defined by the Tax Act) with them;

(gg)	other than as disclosed in the FFHC Public Disclosure Record, none of the directors, officers or employees of FFHC or any of its Subsidiaries, any known holder of more than 10% of any class of shares of FFHC, or any known associate or Affiliate of any of the foregoing Persons or companies, has had any material interest, direct or indirect, in any material transaction within the previous one year or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect FFHC;

(hh)	FFHC and each of the Subsidiaries maintains insurance covering the properties, operations, personnel and business of FFHC and each of the Subsidiaries as FFHC and each of the Subsidiaries reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice to protect FFHC and each of the Subsidiaries and the business of FFHC and each of the Subsidiaries; all such insurance is fully in force on the date hereof and will be fully in force on the Closing Date; FFHC has no reason to believe that it will not be able to renew any such insurance as and when such insurance expires and FFHC and the Subsidiaries have not breached the terms of any policies in any material respect thereof or failed to promptly give any notice of or present any material claim thereunder;

(ii)	FFHC and each of its Subsidiaries is in compliance with all applicable Environmental Laws relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any Hazardous Substances except where such non-compliance would not have a FFHC Material Adverse Effect;

(jj)	there are no licences, permits, approvals, consents, certificates, registrations or other authorizations under any applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the business currently carried on by FFHC and any of its Subsidiaries, except where the absence of such Environmental Permit(s), individually, or in the aggregate, would not result in a FFHC Material Adverse Effect;

(kk)	FFHC and its Subsidiaries have not, except in compliance with all Environmental Laws and Environmental Permits, used any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

(ll)	FFHC and its Subsidiaries have not received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws. FFHC and any of its Subsidiaries have not received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites;

(mm)	there are no environmental audits, evaluations, assessments, studies or tests relating to FFHC and any of its Subsidiaries except for ongoing assessments conducted by or on behalf of FFHC in the ordinary course;

(nn)	neither FFHC, any of its Subsidiaries, nor, to the Knowledge of FFHC, any director, officer, agent, employee or other Person associated with or acting on behalf of FFHC and any of its Subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada) or similar legislation; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment;

(oo)	the operations of FFHC and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of money laundering statutes, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any government or Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator involving FFHC and its Subsidiaries with respect to the Money Laundering Laws is pending, or to the Knowledge of FFHC, threatened;

(pp)	FFHC and each of the Subsidiaries has complied, in all material respects, with all applicable privacy and consumer protection legislation and none has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner;

(qq)	FFHC and its Subsidiaries are not a party to any collective agreement;

(rr)	FFHC is a “reporting issuer” (or the equivalent thereof) in British Columbia, Alberta, Ontario, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and is not included on a list of defaulting reporting issuers maintained by any of the securities commissions or regulatory authorities in such jurisdictions. FFHC has filed all documents required to be filed by it under Canadian Securities Laws and the rules, policies and requirements of the TSX. None of the documents filed in accordance with Canadian Securities Laws contained, as at the date of the filing thereof, a misrepresentation. FFHC is in compliance with its obligations under the Canadian Securities Laws and the rules, policies and requirements of the TSX to make timely disclosure of all material changes in its affairs and all material information relating to it and no such disclosure has been made on a confidential basis and there is no material change relating to FFHC which has occurred, and with respect to which the requisite material change report has not been filed, except in respect of the Contemplated Transaction to the extent it would constitute a material change. All filings and fees required to be made and paid by FFHC and the Subsidiaries pursuant to all Applicable Laws and the rules, policies and requirements of the TSX have been made and paid;

(ss)	FFHC is in compliance in all material respects with its timely disclosure obligations under Securities Laws and, without limiting the generality of the foregoing, since February 1, 2020 there has not occurred a FFHC Material Adverse Effect which has not been publicly disclosed. All information which has been prepared by FFHC relating to FFHC and the Subsidiaries and their respective businesses, property and liabilities and publicly disclosed (including each document required to be filed on SEDAR pursuant to continuous and timely disclosure requirements under applicable Securities Laws) is as of the date of such information, true and correct in all material respects, does not contain any misrepresentations and no material facts or facts have been omitted therefrom which would make such information misleading and FFHC is not aware of any circumstances presently existing under which a material liability is or could reasonably be expected to be incurred under secondary market liability disclosure provisions under Securities Laws. FFHC has not filed any confidential material change reports with any of the Securities Commissions that is still maintained on a confidential basis;

(tt)	other than as set out in Section (tt) of the Purchaser’s Disclosure Letter all forward-looking information and statements of FFHC contained in the FFHC Public Disclosure Record, including any forecasts and estimates, expressions of opinion, intention and expectation have been based on assumptions that are reasonable in the circumstances, complies in all material respects with Securities Laws, FFHC has updated such forward-looking information and statements as required by and in compliance with Securities Laws;

(uu)	all of the FFHC Material Agreements have been disclosed in the FFHC Public Disclosure Record to the extent required by Securities Laws and the rules, policies and requirements of the TSX and each FFHC Material Agreement is legal, valid, binding and in full force and effect and is enforceable by FFHC or an FFHC Subsidiary, as applicable, in accordance with its terms subject to the Enforceability Limitations. Neither FFHC nor any of the Subsidiaries nor, to the Knowledge of FFHC, any other Person, is in default in the observance or performance of any term, covenant or obligation to be performed by it under any FFHC Material Agreement which would have a FFHC Material Adverse Effect and no event has occurred which with notice or lapse of time or both would constitute such a default and all such contracts, agreements and arrangements are in good standing. Neither FFHC nor any of the Subsidiaries has received any notice (whether written or oral) that any party to a FFHC Material Agreement intends to cancel, terminate or otherwise modify or not renew its relationship with FFHC or with any of the Subsidiaries, which would have a FFHC Material Adverse Effect and, to the Knowledge of FFHC, no such action has been threatened;

(vv)	FFHC and each FFHC Subsidiary is the absolute legal and beneficial owner of, and has good and valid title to, all of the material property or assets thereof as described in the FFHC Public Disclosure Record free and clear of all Liens and defects of title except Liens:

(i)	filed in the ordinary course or such as are not material, individually or in the aggregate, to FFHC or any FFHC Subsidiary; and

(ii)	in connection with the FFI Approvals,

and (A) no other material property or assets are necessary for the conduct of the business of FFHC or any FFHC Subsidiary as currently conducted or as currently proposed to be conducted; (B) to the Knowledge of FFHC there is no claim or the basis for any claim that might or could materially and adversely affect the right of FFHC or any FFHC Subsidiary to use, transfer or otherwise exploit such property or assets; and (C) neither FFHC nor any FFHC Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the property and assets thereof;

(ww)	except pursuant to the rights otherwise available for employees of FFHC and its Subsidiaries: (i) at common law; (ii) under applicable employment standards legislation; and (iii) pursuant to grants under the Performance and Restricted Share Unit Plan of FFHC effective May 22, 2019, the Stock Option Plan of FFHC effective October 15, 2019, and the Deferred Share Unit Plan of FFHC effective October 15, 2019, there is presently no material plan in place for retirement bonuses, pension benefits, unemployment benefits, deferred compensation, severance or termination pay, insurance, sick leave, disability, salary continuation, legal benefits, vacation or other employee incentives or compensation that is contributed to or required to be contributed to, by FFHC or any of its Subsidiaries for the benefit of any current or former director, executive officer, employee or consultant of FFHC or any of its Subsidiaries;

(xx)	FFHC and its Subsidiaries are not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the articles of FFHC and applicable laws) or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person;

(yy)	to the Knowledge of FFHC, no current or proposed officer or director of FFHC, nor any employee of FFHC, is subject to any limitations or restrictions on their activities or investments, including any non-competition provisions, that would in any way limit or restrict their involvement with FFHC or the business affairs of FFHC as now conducted or presently proposed to be conducted;

(zz)	the Computershare Investor Services Inc., at its principal offices in the City of Toronto, Ontario, has been duly appointed as registrar and transfer agent in respect of the FFHC Shares; and

(aaa)	the Consideration Shares, will not be subject to a restricted period or to a statutory hold period under Canadian Securities Laws or to any resale restriction under the policies of the TSX, subject to the conditions set forth in Section 2.6 of NI 45-102 – Resale of Securities.